Form 10KSB, Exhibit 13
period 1996-03-31
MID COAST BANCORP INC
filed 1996-06-26
CIK 851785

Mid-Coast Bancorp, Inc.


ANNUAL REPORT

1996

To Our Shareholders:

      Fiscal year 1996 was one of success. During the year we opened our first branch office in Rockland, Maine, increased our annual cash dividend from $.40 to $.48 per share, paid a 5% stock dividend and saw our fiscal year end with a stock price of $17.88 per share. We believe enhancement of our franchise value and future profits ultimately adds value for our shareholders. These are the successes we will continue to build upon.

      Net income was $303,447 at March 31, 1996, compared to $467,375 at year end, March 31, 1995. This change in earnings is largely due to our new branch operations and a stagnant net interest income of $1,904,433 at March 31, 1996 compared to $1,932,889 for the previous fiscal year. At March 31, 1996, assets increased 3.06% to $54,362,066, deposits increased 12.6% to $41,816,902 and shareholders' equity increased to $4,926,077 or 9.06% of assets resulting in a book value of $21.51 per share.

      As we continue our efforts to build upon our strengths, the planning process becomes an integral part of our future. During the last quarter of fiscal year 1996, we began a process of planning that not only includes profits and growth but also incorporates new technology. Toward the end of fiscal year 1997 we hope to install a client/server-based computing system facilitating development of a new customer base, while expanding our existing customer relationships. The new system, along with better trained personnel, will allow customers to distinguish our products and services from those of other financial institutions.

      A lingering issue yet to be resolved as of this writing is the final resolution of Federal Deposit Insurance Corporation, Savings Association Insurance Fund (SAIF) recapitalization plan. Permanent resolution has been tied up in Congressional negotiations and left on the sidelines most likely until the next Congress convenes. Upon eventual resolution there could be a one time assessment charge that will have a negative impact on earnings and could impact the stock price for SAIF insured banks like ours.

      As in previous years, asset quality remains of utmost concern for the Company. Our present non-earning assets have been clearly defined and most are now in the final resolution stage through foreclosure and will be marketed for sale in a timely manner.

      On behalf of the Board of Directors, I would like to express my sincere thanks to all our management and staff. To our shareholders, I appreciate your commitment and support of Mid-Coast Bancorp, Inc.

                                       Sincerely,

                                       MID-COAST BANCORP, INC.


                                       /s/ Wesley E. Richardson
                                       Wesley E. Richardson
                                       President and Chief Executive Officer


                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                INTRODUCTION

      Management is pleased to present the following discussion and analysis of the financial condition and results of operations of Mid-Coast Bancorp, Inc. (the "Holding Company"). This report represents the Holding Company's seventh annual report as a publicly held company.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following tables set forth selected consolidated financial and other data of the Holding Company at the dates and for the periods indicated and should be read in conjunction with the Holding Company's Consolidated Financial Statements and accompanying notes thereto and other financial information included elsewhere herein.

                                                                            At March 31,
                                                   ---------------------------------------------------------------

Financial condition data:                             1996         1995         1994         1993         1992
                                                      ----         ----         ----         ----         ----
  Loans, net                                       $42,465,559  $43,358,622  $42,746,098  $39,588,746  $34,345,039
  Other interest-earning assets                      9,422,891    7,125,838    5,381,549    5,840,037    6,916,496
  Total assets                                      54,362,066   52,749,000   49,685,023   47,013,510   42,906,813
  Deposits                                          41,816,902   37,121,110   35,023,932   36,564,259   38,546,267
  Borrowings                                         7,465,000   10,715,000   10,215,000    6,475,000      700,000
  Stockholders' equity                             $ 4,926,077  $ 4,722,596  $ 4,297,094  $ 3,831,657  $ 3,486,272

                                                                     For the Years Ended March 31,
                                                    --------------------------------------------------------------
                                                       1996        1995         1994         1993         1992
                                                       ----        ----         ----         ----         ----

Operating data:
  Interest income                                   $4,389,689   $3,939,940   $3,728,547   $3,774,885   $3,991,393
  Interest expense                                   2,485,256    2,007,051    1,904,185    2,083,137    2,672,483
                                                    ----------   ----------   ----------   ----------   ----------
  Net interest income                                1,904,433    1,932,889    1,824,362    1,691,748    1,318,955
  Provision for loan losses                             62,010       81,000      140,000       91,707       72,275
  Other income                                         183,277      157,268      181,717      131,886      141,923
  Other expense                                      1,565,259    1,293,308    1,167,565    1,118,995      989,076
                                                    ----------   ----------   ----------   ----------   ----------
  Income before income taxes                           460,441      715,849      698,514      612,932      399,527
  Income tax expense                                   156,994      248,474      232,462      241,781      153,711
                                                    ----------   ----------   ----------   ----------   ----------
  Income before accounting change                      303,447      467,375      466,052      371,151      245,816
  Change in accounting (1)                                 ---          ---       47,000          ---          ---
                                                    ----------   ----------   ----------   ----------   ----------
  Net income                                        $  303,447   $  467,375   $  513,052   $  371,151   $  245,816
                                                    ==========   ==========   ==========   ==========   ==========
  Earnings per share (2)
  Income before accounting change                        $1.33        $2.07        $2.11        $1.69        $1.11
  Change in accounting (1)                                 ---          ---          .21          ---          ---
                                                         -----        -----        -----        -----        -----
  Net income per share                                   $1.33        $2.07        $2.32        $1.69        $1.11
                                                         =====        =====        =====        =====        =====

                                                                     For the Years Ended March 31,
                                                    --------------------------------------------------------------
                                                       1996        1995         1994         1993         1992
                                                       ----        ----         ----         ----         ----

Statistical data (3):
  Interest rate spread                                    3.30%        3.56%        3.53%        3.63%        2.85%
  Net yield on average earning assets                     3.68%        3.88%        3.83%        3.98%        3.30%
  Return on average assets                                0.56%        0.90%        1.04%        0.84%        0.59%
  Return on average stockholders' equity                  6.28%       10.38%       12.54%       10.15%        7.21%
  Average stockholders' equity to average assets          8.92%        8.67%        8.27%        8.24%        8.19%
  Dividend payout ratio                                  35.30%       18.50%       11.92%        8.24%       28.93%


<F1>  Represents cumulative effect of adoption of FASB Statement No. 109-"
      Accounting For Income Taxes."
<F2>  All years have been restated to reflect 5% stock dividend in 1996 and 3%
      stock dividend in 1994.
<F3>  Average balances were computed using month end amounts.


GENERAL

      The following discussion should be read in conjunction with the consolidated financial statements and related notes included in this report. The financial condition and results of operations of the Holding Company reflect the operations of its subsidiary, The Waldoboro Bank, F.S.B. (the "Bank").

      The Holding Company's net income depends largely upon net interest income of the Bank, which is the difference between interest income from loans and investments (interest-earning assets) and interest expense on deposits and borrowed funds (interest-bearing liabilities). Net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition. Other factors having a major impact on net income include the provision for possible loan losses, gains and losses on sales of loans, and operating expenses. The Bank seeks to reduce the vulnerability of its operations to changes in interest rates, its interest rate exposure, by managing the nature and composition of the Bank's interest-earning assets and interest-bearing liabilities.

      In addition, the United States Congress continues to debate various methods for the recapitalization of the Savings Association Insurance Fund ("SAIF"), to which the Bank pays deposit insurance assessments. As currently proposed, this legislation would require the Bank to incur a significant, one-time expense in order to cover its portion of a one-time contribution to recapitalize the SAIF. It is not possible at this time to predict the amount of the Bank's one-time required contribution. Moreover, while most Bank Insurance Fund ("BIF") insured institutions received a decrease in their deposit insurance premiums during the past year because the BIF is adequately capitalized, the Bank, as a member of the SAIF did not have its premiums reduced, nor is such a reduction anticipated until the SAIF is recapitalized.

      Proposed legislation also provides for the merger of the BIF and SAIF, with such merger conditioned upon the prior elimination of the thrift charter. If adopted, such legislation would require that the Bank, as a federal savings bank, convert to a bank charter. Such a conversion could cause the Bank to lose the favorable tax treatment it currently enjoys under section 593 of the Internal Revenue Code concerning its bad debt reserve, and could cause a recapture of the bad debt reserve into income. See Note 11 to the consolidated financial statements.

FINANCIAL CONDITION

      Total assets at March 31, 1996 were $54,362,066, an increase of $1,613,066 from March 31, 1995. Asset increases include $1,381,694 in time deposits, $528,673 in investments held for sale, $314,651 in investment securities and a $491,579 increase in loans held for sale. These increases were offset by decreases of $287,981 in cash and cash equivalents and $893,063 in net loans.

      The Bank had, as of March 31, 1996, a net loan portfolio of $42,465,559, representing 78.12% of total assets. Stockholders' equity at year end was $4,926,077, an increase of $203,481 from March 31, 1995, as a result of 1996 net income after dividends. As discussed under "Liquidity and Capital Resources," the Bank's capital is substantially in excess of all applicable regulatory requirements.

ASSET/LIABILITY MANAGEMENT

      The goal of the Bank's asset/liability policy is to manage its exposure to interest rate risk. The principal focus of the Bank's strategy has been to reduce its exposure to interest rate fluctuations by matching more closely the effective maturities and repricing dates of its assets and liabilities. In the current interest rate environment the Bank's assets are more rate sensitive than its liabilities. To that end, the Bank has focused its asset liability strategy toward maintaining a high percentage of adjustable rate loans in its residential and commercial mortgage portfolios. At March 31, 1996, the adjustable rate loans in the residential mortgage loan portfolio amounted to $29.0 million or 87.8% and adjustable rate loans in the commercial mortgage portfolio amounted to $4.1 million or 91.0%. The Bank's strategy regarding liabilities is to attempt to restructure its deposits by increasing NOW and savings accounts and decreasing certificates of deposit. Currently, certificates of deposit represent $27.5 million or 65.8% of the Bank's deposits.

      In the declining interest rate environment which existed at fiscal year 1996 end, the Bank's interest rate spread would increase because liabilities would be repricing faster than assets for the same period. However, in a rising interest rate environment the spread would decrease, resulting in an adverse affect on the Bank's net interest income.

NONPERFORMING ASSETS

      A summary of nonperforming assets for the last three years is shown below.

                                                          At March 31,
                                                --------------------------------
                                                  1996        1995        1994
                                                  ----        ----        ----

Nonaccrual loans:
  Mortgage loans in process of foreclosure      $160,919    $ 93,859    $604,114
  Other                                          214,419     213,633     194,312
                                                --------    --------    --------
Total nonaccrual loans                           375,338     307,492     798,426
Real estate owned, net                           224,137     246,079      30,054
Loans to facilitate                                  ---      44,246      44,627

Total nonperforming assets                      $599,475    $597,817    $873,107
                                                ========    ========    ========
Ratio of nonaccrual loans to total loans            0.88%       0.70%       1.85%
Ratio of nonperforming assets to total assets       1.10%       1.13%       1.76%


      The accrual of interest income is discontinued when a loan becomes delinquent and in management's opinion is deemed uncollectible in whole or in part as to principal or interest. In these cases, interest on such loans is recognized only when received. No interest is accrued on loans delinquent by more than ninety days and all previously accrued but unpaid interest is reversed for such loans.

      There were no loans delinquent more than ninety days but still accruing interest at March 31, 1996 or 1995. Unrecognized interest income on loans on non-accrual status at March 31, 1996 totalled $42,901. Had such loans been accruing throughout the year, interest income of $30,901 would have been recorded.

      Management does not believe that any loans other than those represented in the table above are potential problem loans at present.

AVERAGE BALANCE, INTEREST AND YIELD/RATES

      The following table presents average balances, yields and rates for major classes of interest-earning assets and interest-bearing liabilities for the periods indicated. Additionally, the table presents interest rate spreads and ratios of net interest income to average interest-earning assets. All average balances have been computed using month-end amounts. Non-performing loan amounts have been included in average balances. Since the Holding Company has had no significant investments or loans for which interest was exempt from income taxes, no tax equivalent adjustments have been reflected.

                                                Year Ended March 31, 1996       Year Ended March 31, 1995
                                             ------------------------------  ------------------------------
                                               Average               Yield/    Average               Yield/
                                               Balance     Interest   Rate     Balance     Interest   Rate
                                               -------     --------  ------    -------     --------  ------

Interest-earning assets:
  Loans                                      $43,936,151  $3,965,600  9.03%  $43,559,883  $3,588,597  8.24%
  Interest bearing & time deposits             1,635,091      83,859  5.13%    1,314,432      61,151  4.65%
  Federal funds sold                           2,151,923     130,152  6.05%    1,557,692      78,921  5.07%
  Investments & mortgage-backed securities     4,055,173     210,078  5.18%    3,447,735     211,271  6.13%
                                             -----------  ----------  ----   -----------  ----------  ----
Total interest-earning assets                 51,778,338   4,389,689  8.48%   49,879,742   3,939,940  7.90%

Other assets:
  Cash and due from banks                        318,099                         226,175
  Fixed assets                                 1,392,605                         975,968
  Other assets                                   675,812                         806,607
                                             -----------                     -----------
Total assets                                 $54,164,854                     $51,888,492
                                             ===========                     ===========

Interest-bearing liabilities:
  NOW, savings & money market accounts        12,366,007     410,981  3.32%   11,655,921     329,447  2.83%
  Certificates of deposit                     26,334,638   1,561,752  5.93%   24,454,114   1,179,837  4.82%
  Borrowings                                   9,253,462     512,523  5.54%   10,138,077     497,767  4.91%
                                             -----------  ----------  ----   -----------  ----------  ----
Total interest-bearing liabilities            47,954,107   2,485,256  5.18%   46,248,112   2,007,051  4.34%

Other liabilities:
  Demand deposits                              1,149,086                       1,028,233
  Other liabilities                              231,598                         111,220
                                             -----------                     -----------
Total liabilities                             49,334,791                      47,387,565

Stockholders' equity                           4,830,063                       4,500,927
                                             -----------                     -----------

Total liabilities and stockholders' equity   $54,164,854                     $51,888,492
                                             ===========                     ===========

                                                          ----------                      ----------
Net interest income                                       $1,904,433                      $1,932,889
                                                          ==========                      ==========
Interest rate spread                                                  3.30%                           3.56%
Net interest income as a percentage of
 average interest-earning assets                                      3.68%                           3.88%


                            Rate/Volume Analysis

      A significant contributor to the Holding Company's level of profitability over the long term is its net interest income, which is a function of both the interest rates it earns or pays and of the amount, or volume, of its interest-earning assets and interest-bearing liabilities. The relative significance that rate and volume have had in various periods on the Holding Company's results of operations can be observed by measuring the extent to which the change in each has been responsible for increases or decreases in net interest income.

      The table below sets forth certain information regarding the changes in the components of net interest income for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by old volume) and (2) changes in volume (change in volume multiplied by old rate). The net change attributable to both volume and rate has been allocated proportionately.

                                                Year Ended March 31, 1996       Year Ended March 31, 1995
                                                    Compared to 1995                Compared to 1994
                                                  Increase (Decrease)             Increase (Decrease)
                                             ------------------------------   ------------------------------
                                              Volume    Rate        Net        Volume      Rate       Net
                                              ------    ----        ---        ------      ----       ---

Interest on interest-earning assets:
  Loans                                      $ 31,244   $345,759   $377,003   $164,758   $(30,866)  $133,892
  Interest-bearing & time deposits             15,994      6,714     22,708     (5,151)    14,209      9,058
  Federal funds sold                           33,975     17,256     51,231    (18,638)    33,102     14,464
  Investments & mortgage-backed securities     34,158    (35,351)    (1,193)    56,637     (2,658)    53,979
                                             --------   --------   --------   --------   --------   --------
  Total Interest Income                      $115,371   $334,378   $449,749   $197,606   $ 13,787   $211,393
                                             --------   --------   --------   --------   --------   --------

Interest on interest-bearing liabilities:

  Savings, NOW, & money market
   deposit accounts                            20,978     60,556     81,534      3,620     (6,429)    (2,809)

  Certificates of deposit                      95,954    285,961    381,915     29,438     (8,929)    20,509
  Borrowings                                  (45,688)    60,444     14,756     60,079     25,087     85,166
                                             --------   --------   --------   --------   --------   --------
    Total Interest Expense                     71,244    406,961    478,205     93,136      9,730    102,866
                                             --------   --------   --------   --------   --------   --------

NET INTEREST INCOME                          $ 44,127   $(72,583)  $(28,456)  $104,470   $  4,057   $108,527
                                             ========   ========   ========   ========   ========   ========


                            RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED MARCH 31, 1996 AND 1995

NET INCOME

      Net income for the year ended March 31, 1996, amounted to $303,447 a decrease of $163,928 or 35.07% as compared with $467,375 for the year ended March 31, 1995, primarily as a result of two factors. The interest rate on liabilities increased more rapidly than the yield on assets. Additionally, the Holding Company's operating expenses increased as a result of the opening of the new Rockland branch.

      Details of changes from the year ended March 31, 1996, from March 31, 1995, include an increase in total interest income of $449,749 or 11.42%, an increase in total interest expense of $478,205 or 23.83%, a decrease in the provision for loan losses of $18,990 or 23.44%, an increase in other income of $26,009 or 16.54%, an increase in other expenses of $271,951 or 21.03%, and an income tax expense decrease of $91,480 or 36.82%


INTEREST INCOME

      Total interest income for the year ended March 31, 1996, increased $449,749 or 11.42% to $4,389,689 from $3,939,940 for the year ended March 31,
1995. This increase is partially the result of increases in the yield on adjustable rate mortgages due to periodic rate adjustments, increases in the yield of secured consumer loans and an increased volume of commercial mortgage loans. Additionally, other interest income, which is comprised of interest on Federal funds sold and interest-bearing and time deposits, increased due to an increase in the volume of and yield on those assets.


INTEREST EXPENSE

      Total interest expense for the year ended March 31, 1996, increased $478,205 or 23.83% to $2,485,256 from $2,007,051 for the year ended March 31,
1995. This increase is caused primarily by increased rates paid on both deposits and borrowings, and an increase of $2,590,610 in the average balance of total interest-bearing deposits, which is partially offset by a decrease of $884,615 or 8.73% in the average balance of borrowings.


LOAN LOSS PROVISION

      The Bank has decreased its provision for loan losses to $62,010 for the year ended March 31, 1996, from $81,000 for the year ended March 31, 1995, resulting in an allowance for loan losses of $221,356 at March 31, 1996, an increase of $37,673 from the previous year. Management believes that the Bank's total allowance for losses on loans is adequate and commensurate with the risks associated with the loan portfolio.


OTHER INCOME

      Other income consists primarily of fee income and gains on sales of loans. Other income increased $26,009 or 16.54% to $183,277 for the year ended March 31, 1996, from $157,268 for the year ended March 31, 1995. The increase is attributable to an increase in volume of loans sold on the secondary market and an increase in the size of the secondary market portfolio serviced by the Bank.

OTHER EXPENSES

      Other expenses consist primarily of the Bank's general and administrative expenses. Other expenses increased $271,951 or 21.03% for the year ended March 31, 1996, from $1,293,308 for the year ended March 31, 1995, due primarily to an increase in compensation of directors, officers, and staff of $100,951 and increases in other expenses related to the opening of the branch office. Such other expenses include data processing, advertising and taxes (other than income taxes). Stockholder expenses, including printing, legal and transfer agent costs also increased significantly. In addition, the proposed BIF-SAIF recapitalization discussed on page 2 could result in further non-interest expense.

INCOME TAX EXPENSE

      The provision for income tax for the year ended March 31, 1996, was $156,994 a decrease of 36.82% from the previous year. See note 11 to the consolidated financial statements for further information regarding income taxes.


COMPARISON OF YEARS ENDED MARCH 31, 1995 AND 1994

      Net income for the year ended March 31, 1995 amounted to $467,375, a decrease of $45,677 or 8.90% as compared with $513,052 for the year ended March 31, 1994, primarily due to a one time change in accounting for income taxes in 1994. Net income per share was $2.07 as compared to $2.32 for the previous year. Without the one time change in accounting recorded in fiscal 1994, core earnings for the two periods were relatively stable. Changes from year end March 31, 1994 to March 31, 1995 include an increase in total interest income of $211,393 or 5.67%, an increase in total interest expense of $102,866 or 5.40%, a decrease in provision for loan losses of $59,000 or 42.14%, a decrease in other income of $24,449 or 13.45%, an increase in other expenses of $125,743 or 10.77% and an income tax increase of $16,012 or 6.89%.

INTEREST INCOME

      Total interest income for the year ended March 31, 1995 increased $211,393 or 5.67% to $3,939,940 from $3,728,547 for the year ended March 31,
1994. This increase is the result of an increase in yield on commercial loans which are directly affected by increases in the prime rate. The increase is also the result of increases in yield on adjustable rate mortgages due to periodic repricing adjustments and a general increase in the yield on the investment and mortgage-backed securities portfolios. During the latter part of the fiscal year, the volume of loan originations decreased due to a softening market for new loans.

INTEREST EXPENSE

      Total interest expense for the year ended March 31, 1995 increased $102,866 or 5.40% to $2,007,051 from $1,904,185 for the year ended March 31,
1994. This increase is caused primarily by an increase of $1,979,395 in the average balance of total deposits, and an increase in the average rate paid on borrowings.

LOAN LOSS PROVISION

      The Bank has decreased its provision for loan losses to $81,000 at year ended March 31, 1995 from $140,000 at year ended March 31, 1994, resulting in an allowance for loan losses of $183,683, a decrease of $95,315 from the previous year. This decrease is based on a decline in non-performing assets during the year and management's belief that the Bank's total allowance for losses on loans represents adequate reserves commensurate with the risks associated with the loan portfolio.

OTHER INCOME

      Other income consisted primarily of fee income and gains on sales of assets. Other income increased $24,449 or 13.45% to $157,268 for the year ended March 31, 1995 from $181,717 for the year ended March 31, 1994. This decrease is primarily attributable to a decrease in the volume of loans sold in the secondary market due to the lower volume of loan originations during the period. The decrease was also the result of a loss of $18,656 on loans held for sale that were transferred to the Bank's in-house portfolio during the first quarter.

OTHER EXPENSES

      Other expenses consisted primarily of the Bank's general and administrative expenses. Other expenses increased $125,743 or 10.77% for the year ended March 31, 1995 from $1,167,565 for the year ended March 31, 1994, due primarily to an increase in compensation of directors, officers and staff of $75,827, and other general inflationary increases.

INCOME TAX EXPENSE

      The provision for income tax expense for the year ended March 31, 1995 was $248,474, an increase of $16,012 or 6.89% from the previous year. See
Note 11 to the consolidated financial statements for further information regarding the impact in accounting for income taxes.

                       LIQUIDITY AND CAPITAL RESOURCES

      Liquidity is a measure of the Bank's ability to fund loans, provide a source for withdrawal of deposits and allow for the payment of normal cash expenses. The Bank's primary sources of funds are deposits, borrowings, regular payments of loan principal and interest and prepayments of loan principal. To a lesser extent, the Bank obtains funds from maturities of investment securities, and funds provided by operations.

      During the past several years, the Bank has used funds primarily to meet its ongoing commitments to fund maturing time deposits and savings withdrawals, to fund existing and continuing loan commitments and to maintain liquidity. The Bank has periodically supplemented its liquidity needs with advances from the FHLB. The Bank's current borrowing capacity exceeds $28,000,000. At March 31, 1996 the Bank's borrowings from the FHLB were $7,465,000.

      At year end March 31, 1996, stockholders' equity was $4,926,077 or 9.06% of assets compared to $4,722,596 or 8.95% at March 31, 1995. The Bank is required to maintain specified amounts of capital pursuant to federal regulations. At year end March 31, 1996 the Bank's capital substantially exceeded core capital, tangible capital and risk based capital regulatory requirements. See Note 2 of the consolidated financial statements for further information.

IMPACT OF INFLATION AND CHANGING INTEREST RATES

      The Holding Company's consolidated financial statements and related notes presented elsewhere herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of the Holding Company are monetary in nature. As a result, interest rates have a more significant impact on the Holding Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Management believes that, through the implementation of its strategic plan (see "Financial condition - Asset/Liability Management"), it has taken important steps to maintain positive interest rate spreads, and to control the potential effects of interest rate fluctuations on the Holding Company's earnings.

PART II

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

      On March 31, 1996, there were 229,031 shares of the Holding Company's Common Stock outstanding held by approximately 320 holders of record. Also at such date, the Holding Company had granted options to purchase 12,371 shares of the Holding Company's Common Stock.

      The following table shows market price information for the Holding Company's Common Stock. The prices set forth below represent the high and low bid prices of the Holding Company's stock during the periods indicated. Such over the counter market quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions. The Holding Company's common stock is traded on the National Association of Securities Dealers Automated Quotation system (NASDAQ) under the symbol "MCBN."

                                                     Cash
                                                   Dividends
                                                   Paid per
Quarter Ended                       High    Low      Share
- -----------------------------------------------------------

March 31, 1994                         13  12 3/4  $  --
June 30, 1994                          17  12 3/4   0.20
September 30, 1994                     17      14     --
December 31, 1994                      15  14 1/4   0.20

March 31, 1995                     14 3/4  14 1/4     --
June 30, 1995                      17 1/4  14 1/2   0.23
September 30, 1995                 18 3/4      15     --
December 31, 1995                  20 1/4  15 1/2   0.25(1)

March 31, 1996                     20 1/4  15 1/2     --


<F1>  During the quarter ended December 31, 1995 the Holding Company also declared a 5% stock dividend in addition to the $0.25 per share cash dividend.


      On April 15, 1996 the Holding Company declared a dividend of $0.25 per share to Stockholders of record on June 3, 1996 and payable June 30, 1996.



                           MID-COAST BANCORP, INC.

                        INDEX TO FINANCIAL STATEMENTS

                                                               Page
                                                               ----

Independent Auditors' Report                                   F-1

Consolidated Balance Sheets as of March 31, 1996 and 1995      F-2

Consolidated Statements of Income for the Three Years Ended
 March 31, 1996                                                F-4

Consolidated Statements of Changes in Stockholders' Equity
 for the Three Years Ended March 31, 1996                      F-5

Consolidated Statements of Cash Flows for the Three Years
 Ended March 31, 1996                                          F-6

Notes to Consolidated Financial Statements                     F-8


                            BAKER NEWMAN & NOYES
                         LIMITED LIABILITY COMPANY

                        CERTIFIED PUBLIC ACCOUNTANTS


                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Mid-Coast Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Mid-Coast Bancorp, Inc. and subsidiary as of March 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid-Coast Bancorp, Inc. and subsidiary at March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years ended March 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 11, the Company changed its method of accounting for income taxes during the year ended March 31, 1994.




                                       /s/ Baker Newman & Noyes
May 3, 1996                            Limited Liability Company

        ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND MAINE 04112
               * TELEPHONE 207-879-2100 * TELEFAX 207-774-1793



                           MID-COAST BANCORP, INC.

                         CONSOLIDATED BALANCE SHEETS

                           March 31, 1996 and 1995


                                   ASSETS
                                   ------

                                                                  1996           1995
                                                                  ----           ----

Cash and due from banks                                       $   296,198    $   212,640
Interest bearing deposits                                         805,853        602,392
Federal funds sold                                              1,625,000      2,200,000
                                                              -----------    -----------

  Cash and cash equivalents                                     2,727,051      3,015,032

Time deposits                                                   1,781,101        399,407
Investments available for sale, at market (note 3)                528,673              -
Held to maturity investment securities (market value of
 $3,861,576 in 1996 and $3,491,453 in 1995) (note 3)            3,904,862      3,590,211
Held to maturity mortgage-backed securities (market value
 of $219,775 in 1996 and $262,223 in 1995) (note 4)               218,323        266,328
Loans held for sale                                               559,079         67,500

Loans (note 5):                                                42,838,169     43,712,121
  Less:  Allowance for loan losses (note 6)                       221,356        183,683
         Deferred loan fees                                       151,254        169,816
                                                              -----------    -----------

                                                               42,465,559     43,358,622

Bank premises and equipment, net (note 8)                       1,386,589      1,294,640

Other assets:
  Income taxes receivable                                          60,220         11,411
  Accrued interest receivable - loans                             244,963        227,210
  Accrued interest receivable - time deposits                      10,400          1,928
  Accrued interest receivable - investment securities              58,047         44,679
  Accrued interest receivable - mortgage-backed securities          1,181          1,433
  Deferred income taxes (note 11)                                  94,000         96,000
  Prepaid expenses and other assets                                97,881         84,274
  Real estate owned (note 7)                                      224,137        290,325
                                                              -----------    -----------

    Total other assets                                            790,829        757,260
                                                              -----------    -----------

    Total assets                                              $54,362,066    $52,749,000
                                                              ===========    ===========


                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------

                                                                  1996           1995
                                                                  ----           ----

Liabilities:
  Deposits (note 9):
    Demand deposits                                           $ 1,802,239    $ 1,156,013
    NOW accounts                                                3,111,931      2,579,932
    Savings                                                     4,645,035      4,348,903
    Money market deposit accounts                               4,740,543      3,581,619
    Certificates of deposit                                    27,517,154     25,454,643
                                                              -----------    -----------

    Total deposits                                             41,816,902     37,121,110

  Advances from the Federal Home Loan Bank (note 10)            7,465,000     10,715,000
  Accrued expenses and other liabilities                          154,087        190,294
                                                              -----------    -----------

    Total liabilities                                          49,435,989     48,026,404

Commitments and contingencies (note 14)

Stockholders' equity (notes 2 and 15):
  Common stock, $1 par value, 1,500,000 shares authorized;
   229,031 shares issued and outstanding (217,084 shares
   in 1995)                                                       229,031        217,084
  Paid-in capital                                               1,448,282      1,258,178
  Retained earnings (notes 2 and 11)                            3,248,764      3,247,334
                                                              -----------    -----------

    Total stockholders' equity                                  4,926,077      4,722,596





                                                              -----------    -----------

    Total liabilities and stockholders' equity                $54,362,066    $52,749,000
                                                              ===========    ===========


See accompanying notes.


                           MID-COAST BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended March 31, 1996, 1995 and 1994


                                                       1996          1995          1994
                                                       ----          ----          ----

Interest income:
  Interest on loans                                 $3,965,600    $3,588,597    $3,454,705
  Interest on investment securities                    194,284       192,489       130,716
  Interest on mortgage-backed securities                15,794        18,782        26,576
  Other                                                214,011       140,072       116,550
                                                    ----------    ----------    ----------
    Total interest income                            4,389,689     3,939,940     3,728,547

Interest expense:
  Interest on deposits (note 9)                      1,972,733     1,509,284     1,491,584
  Interest on borrowings                               512,523       497,767       412,601
                                                    ----------    ----------    ----------
    Total interest expense                           2,485,256     2,007,051     1,904,185
                                                    ----------    ----------    ----------

    Net interest income                              1,904,433     1,932,889     1,824,362

Provision for loan losses (note 6)                      62,010        81,000       140,000
                                                    ----------    ----------    ----------

                                                     1,842,423     1,851,889     1,684,362
Other income:
  Loan service and other loan fees                      42,273        26,798        23,654
  Gain on sales of loans                                36,935        15,400        87,198
  Other                                                104,069       115,070        70,865
                                                    ----------    ----------    ----------
                                                       183,277       157,268       181,717

Other expenses:
  Compensation of directors, officers, and staff       631,779       530,828       455,001
  Employee benefits                                     67,670        39,440        39,786
  Occupancy and equipment expense                      133,864       109,724       105,552
  Insurance expense                                    137,163       127,624       122,597
  Real estate owned (note 7)                            46,831        48,973        23,055
  Other (note 12)                                      547,952       436,719       421,574
                                                    ----------    ----------    ----------
                                                     1,565,259     1,293,308     1,167,565
                                                    ----------    ----------    ----------

Income before income taxes and accounting change       460,441       715,849       698,514
Income tax expense (note 11)                           156,994       248,474       232,462
                                                    ----------    ----------    ----------

Income before accounting change                        303,447       467,375       466,052
Change in accounting for income taxes (note 11)              -             -        47,000
                                                    ----------    ----------    ----------

Net income                                          $  303,447    $  467,375    $  513,052
                                                    ==========    ==========    ==========

Earnings per share (note 1):
  Income before accounting change                   $     1.33    $     2.07    $     2.11
  Change in accounting                                       -             -           .21
                                                    ----------    ----------    ----------

Net income                                          $     1.33    $     2.07    $     2.32
                                                    ==========    ==========    ==========

See accompanying notes.


                           MID-COAST BANCORP, INC.

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended March 31, 1996, 1995 and 1994

                                                                                          Total
                                             Common       Paid-in        Retained      Stockholders'
                                              Stock       Capital        Earnings         Equity
                                            --------     ----------     ----------     -------------

Balance at April 1, 1993                    $203,774     $1,130,064     $2,497,819     $3,831,657

  Issuance of 1,650 shares of common
   stock upon exercise of options              1,650         13,550              -        15,200
  Issuance of 5,993 shares of common
   stock as a 3% stock dividend (note 2)       5,993         75,662        (83,338)       (1,683)
  Net income                                       -              -        513,052       513,052
  Dividends declared ($.30 per share)              -              -        (61,132)      (61,132)
                                            --------     ----------     ----------     ---------

Balance at March 31, 1994                    211,417      1,219,276      2,866,401      4,297,094

  Issuance of 6,049 shares of common
   stock upon exercise of options              6,049         43,720              -         49,769
  Reversal of 382 shares incorrectly
   issued in 1994                               (382)        (4,818)             -         (5,200)
  Net income                                       -              -        467,375        467,375
  Dividends declared ($.40 per share)              -              -        (86,442)       (86,442)
                                            --------     ----------     ----------     ----------

Balance at March 31, 1995                    217,084      1,258,178      3,247,334      4,722,596

  Issuance of 1,172 shares of common
   stock upon exercise of options              1,172          8,223              -          9,395
  Issuance of 10,775 shares of common
   stock as a 5% stock dividend (note 2)      10,775        181,881       (194,893)        (2,237)
  Net income                                       -              -        303,447        303,447
  Dividends declared ($.48 per share)              -              -       (107,124)      (107,124)
                                            --------     ----------     ----------     ----------

Balance at March 31, 1996                   $229,031     $1,448,282     $3,248,764     $4,926,077
                                            ========     ==========     ==========     ==========


See accompanying notes.


                           MID-COAST BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended March 31, 1996, 1995 and 1994


                                                            1996            1995            1994
                                                            ----            ----            ----

Operating activities:
  Net income                                            $   303,447     $   467,375     $   513,052
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                             66,906          48,716          49,101
    Change in accounting for income taxes                         -               -         (47,000)
    Net accretion on investment securities                  (11,416)        (14,201)         (1,043)
    Provision for losses on real estate owned                38,789          20,000          18,664
    Provision for loan losses                                62,010          81,000         140,000
    Net change in deferred loan fees                        (18,562)          3,889          (7,329)
    Proceeds from sales of loans                          2,688,085       2,060,555       5,112,023
    Loans originated for sale                            (3,142,729)     (1,952,655)     (4,962,825)
    Gain on sales of loans                                  (36,935)        (15,400)        (87,198)
    Deferred income taxes                                     2,000          26,000         (38,500)
    Accrued interest receivable                             (39,341)        (52,812)        (16,013)
    Prepaid expenses and other assets                       (13,607)        (32,601)          9,499
    Change in income taxes receivable                       (48,809)        (27,480)        (60,041)
    Accrued expenses and other liabilities                  (36,207)         57,366          66,444
                                                        -----------     -----------     -----------

  Net cash flows from operating activities                 (186,369)        669,752         688,834

Investing activities:
  Net change in time deposits                            (1,381,694)        382,691         (24,608)
  Purchase of investments available for sale               (528,673)              -               -
  Held to maturity investment and mortgage-backed
   securities:
    Purchases                                            (1,204,212)     (1,407,688)     (1,381,622)
    Proceeds from maturities and principal
     paydowns                                               948,982         567,997         943,698
  Net change in loans                                       877,655        (933,057)     (3,096,128)
  Additions to real estate owned                               (641)              -               -
  Purchases of bank premises and equipment                 (158,855)       (457,600)        (86,814)
                                                        -----------     -----------     -----------

  Net cash flows from investing activities               (1,447,438)     (1,847,657)     (3,645,474)


Financing activities:
  Net change in certificates of deposit                 $ 2,062,511     $ 2,473,475     $(1,728,087)
  Net change in other deposits                            2,633,281        (376,297)        187,760
  Maturities of advances from Federal Home Loan Bank     (6,975,000)     (3,500,000)       (500,000)
  Advances from Federal Home Loan Bank                    3,725,000       4,000,000       4,240,000
  Issuance of stock                                           9,395          44,569          15,200
  Dividends paid                                           (109,361)        (86,442)        (62,815)
                                                        -----------     -----------     -----------

  Net cash flows from financing activities                1,345,826       2,555,305       2,152,058
                                                        -----------     -----------     -----------

Net (decrease) increase in cash and cash equivalents       (287,981)      1,377,400        (804,582)

Cash and cash equivalents at beginning of year            3,015,032       1,637,632       2,442,214
                                                        -----------     -----------     -----------

Cash and cash equivalents at end of year                $ 2,727,051     $ 3,015,032     $ 1,637,632
                                                        ===========     ===========     ===========


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest (including $1,674,077, $1,272,518,
     and $1,227,348 credited to deposit accounts
     in 1996, 1995 and 1994, respectively)              $ 2,505,789     $ 1,996,927     $ 1,889,471
    Income taxes                                            203,802         249,420         287,526
    Net transfer of real estate owned and similar
     assets to loans                                         28,040         196,025         193,895



See accompanying notes.


                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1996, 1995 and 1994


1.    Accounting Policies
      -------------------

      Consolidation
      -------------

      The accompanying consolidated financial statements include the accounts of Mid-Coast Bancorp, Inc. ("the Company"), its wholly-owned subsidiary, The Waldoboro Bank, F.S.B. (the "Bank") and the Bank's wholly-owned subsidiary, First Waldoboro Corporation; this subsidiary has no significant activity. All significant intercompany balances and transactions have been eliminated.

      Business
      --------

      The Company, through the Bank, provides a full range of banking services to individuals and, to a limited extent, corporate customers located in the mid-coast area of Maine. The Bank is subject to competition from other financial institutions. The Company and the Bank also are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory authorities.

      Financial Statement Presentation
      --------------------------------

      The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and income and expenses for the periods presented. Actual results could differ significantly from these estimates. The principal areas requiring use of estimates are establishment of allowances for losses on loans and real estate owned, which are further discussed below.

      Investments
      -----------

      The Company's investments in securities are classified in two categories and accounted for as follows:

          Held to Maturity Investment and Mortgage-Backed Securities
          ----------------------------------------------------------

          Debt securities for which management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period of maturity.

          Investments Available for Sale
          ------------------------------

          Securities available for sale consist of investments in a mutual fund to be held for indefinite periods of time.

      It is not management's policy to acquire securities for purposes of trading. For this reason, the Company has not classified any of its securities as trading.

      If significant, unrealized gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Realized gains and losses on the sale of securities are determined using the specific-identification method and are shown separately in the consolidated statement of income. If a decline in market value is considered other than temporary, the loss is charged to net securities gains (losses).

      Allowance for Loan Losses
      -------------------------

      The allowance for loan losses is established by management to absorb future charge-offs of loans deemed uncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure, on April 1, 1995. Adoption of these statements did not have a significant impact on the financial position or results of operations, and prior periods have not been restated. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers residential mortgage and commercial loans to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement; other loans (primarily installment loans) are evaluated collectively for valuation. When a loan is considered to be impaired, the amount of the impairment is measured based on the fair value of the underlying collateral, where applicable, or on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for credit losses through a charge to provision for loan losses. Loans are charged off when a loss is determined.

      Management believes that the allowance for loan losses is adequate. Arriving at an appropriate level of allowance for loan loss involves judgment; the primary considerations are the level of delinquencies, the nature of the loan portfolio, prior loan loss experience, the local economic conditions, and current real estate market trends. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

      A substantial portion (91% and 89% at March 31, 1996 and 1995, respectively) of the Company's loans are collateralized by real estate (primarily residential) in Maine. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions for residential real estate in the Company's market area.

      Loans Held for Sale
      -------------------

      Loans held for sale are carried at the lower of aggregate cost or fair value.

      Interest Income on Loans
      ------------------------

      Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes impaired and in management's opinion is deemed uncollectible in whole or in part as to principal or interest.
      In these cases, interest is recognized only when received. No interest is accrued on loans delinquent by more than ninety days and all previously accrued interest is reversed for such loans. Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan yield, generally over the contractual life of the loan, or until the loan is sold or repaid.

      Bank Premises and Equipment
      ---------------------------

      Bank premises and equipment are stated at cost, less accumulated provisions for depreciation computed on the straight-line method over the estimated lives of the related assets.

      Income Taxes
      ------------

      Deferred income taxes are provided for the effect of items recognized in different periods for financial statement and income tax reporting purposes using the asset and liability method.

      Real Estate Owned and Similar Assets
      ------------------------------------

      Real estate owned (REO), other than bank premises, consists of properties acquired through mortgage loan foreclosure proceedings. Similar assets include personal property repossessed and loans to facilitate (loans made upon sale of real estate owned which do not meet certain criteria prescribed by generally accepted accounting principles for classification as a loan). REO is initially recorded at the lower of cost or fair value, less estimated selling costs, at the date of foreclosure and any losses recognized at that time are charged to the allowance for loan losses. Subsequent to this date, additional losses incurred resulting from further decreases in the fair value (net of estimated selling costs) of the property are recognized by a charge to operations and establishment of a valuation allowance. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

      Statement of Cash Flows
      -----------------------

      The Company considers cash and due from banks, interest-bearing deposits and federal funds sold as cash and cash equivalents on the consolidated statements of cash flows.

      Earnings Per Share
      ------------------

      Earnings per share are computed by dividing net income by the weighted average number of shares outstanding. The following table shows the weighted average number of shares outstanding for each of the last three years. Amounts for 1995 and 1994 have been restated to reflect the 5% stock dividend declared in 1996.

            1996                        227,662
            1995                        225,463
            1994                        220,614

      Shares issuable relative to stock options granted have not been reflected since their impact would not be significantly dilutive.


2.    Capital and Other Regulatory Limitations
      ----------------------------------------

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. The Bank's failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      As of March 31, 1996, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage tangible capital and core capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the table below. Management believes that the Bank meets all capital adequacy requirements to which it is subject as of March 31, 1996.

      The Bank's actual capital amounts and ratios are also presented in the table.


                                                                              To Be "Well
                                                                           Capitalized" Under
                                                         For Capital       Prompt Corrective
                                         Actual       Adequacy Purposes    Action Provisions
                                     --------------   -----------------    ------------------
                                     Amount   Ratio   Amount     Ratio     Amount     Ratio
                                     ------   -----   ------     -----     ------     -----

      (Dollars in thousands)

      As of March 31, 1996:
        Total capital (to risk
         weighted assets)            $5,151   16.9%   >=$2,445   >=8.0%    >=$3,057   >=10.0%
        Tier 1 Capital (to risk
         weighted assets)             4,922   16.1%   >= 1,223   >=4.0%    >= 1,834   >= 6.0%
        Tier 1 Capital (to
         average assets)              4,922    9.1%   >= 2,167   >=4.0%    >= 2,708   >= 5.0%
        Tangible Capital (to
         tangible assets)             4,922    9.0%   >=   816   >=1.5%         N/A
        Core Capital (to adjusted
         tangible assets)             4,922    9.0%   >= 1,633   >=3.0%    >= 2,177   >= 4.0%


      In connection with the conversion of the Bank from a mutual to a stock institution in 1989, the Company was required by OTS regulations to establish a liquidation account in the amount of the Bank's retained earnings at the date of conversion, which totalled approximately $1,918,000. In the event of liquidation of the Company (and only in such event), an eligible account holder, as defined, would be entitled to receive a proportionate share of this account. The total amount of this liquidation account will be decreased as the balances of eligible account holders are reduced. Such account will never be increased despite any increase in balances of eligible account holders. The Company has not computed the amount of decrease in the liquidation account since the conversion date.

      In addition to the dividend restriction caused by the liquidation account discussed above, the Bank may not, without prior approval of OTS, declare or pay a dividend on or repurchase any of its common stock in excess of OTS-stipulated amounts (generally current year net income plus 50% of the Bank's excess of capital over required amounts as of the beginning of the year). At March 31, 1996, unrestricted retained earnings of the Bank under such OTS limitations approximated $1,543,000.

      The following table reconciles core capital per the Waldoboro Bank's reports to OTS at March 31, 1996 to the total of stockholders' equity shown on the accompanying consolidated financial statements.

                                                                  In Thousands
                                                                  ------------

        Capital per the OTS Report                                   $4,922
        Impact of Mid-Coast Bancorp                                       3
        Rounding                                                          1
                                                                     ------

        Stockholders' equity per consolidated
         financial statements                                        $4,926
                                                                     ======

      The Bank is also required to maintain liquid assets in amounts in excess of an OTS-stipulated percentage of certain deposits and borrowings, and cash (as defined) in excess of amounts stipulated by the Federal Reserve Board. The Bank was in compliance with these requirements at March 31, 1996.

      The Company's Board of Directors declared a 3% stock dividend payable on December 31, 1993 to stockholders of record on December 2, 1993. Cash totalling $1,683 was paid in lieu of fractional shares on the basis of a per share value of $14.00 (the average of the bid and asked price on December 2, 1993, the record date for such dividend).

      The Company's Board of Directors declared a 5% stock dividend payable on December 31, 1995 to stockholders of record on December 1, 1995. Cash totalling $2,237 was paid in lieu of fractional shares on the basis of a per share value of $17.88 (the average of the bid and asked price on December 1, 1995). Earnings per share data for all prior periods have been restated to reflect this stock dividend.


3.    Investment Securities
      ---------------------

      The amortized cost and market values of held to maturity investment securities at March 31, 1996 and 1995 are as follows:

                                                                March 3l, 1996
                                              --------------------------------------------------
                                                              Gross        Gross
                                              Amortized     Unrealized   Unrealized     Market
                                                 Cost         Gains        Losses       Value
                                              ----------    ----------   ----------   ----------

      Debt Securities:
        U.S. Treasury Obligations             $2,246,562      $5,701     $  (8,909)   $2,243,354
        Student Loan Marketing
         Association Notes                       250,000           -            (8)      249,992
        Federal Home Loan Bank Bonds             500,000           -       (35,674)      464,326
        Federal National Mortgage
         Association Bonds                       250,000           -        (4,415)      245,585
        Federal Farm Credit Bank Notes           100,000          19             -       100,019
                                              ----------      ------     ---------    ----------
                                               3,346,562       5,720       (49,006)    3,303,276
      Other Securities:
        Federal Home Loan Bank Stock             548,300           -             -       548,300
        Other                                     10,000           -             -        10,000
                                              ----------      ------     ---------    ----------
                                                 558,300           -             -       558,300
                                              ----------      ------     ---------    ----------

                                              $3,904,862      $5,720     $ (49,006)   $3,861,576
                                              ==========      ======     =========    ==========

      At March 31, 1996, the Company also had investments available for sale of $528,673 consisting of investments in a mutual fund for which cost approximates market value.

                                                                March 3l, 1995
                                              --------------------------------------------------
                                                              Gross        Gross
                                              Amortized     Unrealized   Unrealized     Market
                                                 Cost         Gains        Losses       Value
                                              ----------    ----------   ----------   ----------

      Debt Securities:
        U.S. Treasury Obligations             $1,744,562      $2,824     $   (9,016)  $1,738,370
        Student Loan Marketing Association
         Notes                                   250,000           -         (6,528)     243,472
        Federal Home Loan Bank Bonds             699,974           -        (68,662)     631,312
        Federal National Mortgage
         Association Bonds                       250,000           -        (16,520)     233,480
        Federal Farm Credit Bank Notes            99,875           -           (856)      99,019
                                              ----------      ------     ----------   ----------
                                               3,044,411       2,824       (101,582)   2,945,653
      Other Securities:
        Federal Home Loan Bank Stock             535,800           -              -      535,800
        Other                                     10,000           -              -       10,000
                                              ----------      ------     ----------   ----------
                                                 545,800           -              -      545,800
                                              ----------      ------     ----------   ----------

                                              $3,590,211      $2,824     $ (101,582)  $3,491,453
                                              ==========      ======     ==========   ==========


      The March 31, 1996 amortized cost and estimated market value of debt securities by contractual maturity (without giving effect to earlier "call" dates in certain instances) are as follows:


                                                             Estimated
                                              Amortized        Market
                                                 Cost          Value
                                              ----------     ----------

        Due in one year or less               $2,148,015     $2,149,261
        Due after one year through
         five years                              998,547        976,212
        Due after five years through
         ten years                               200,000        177,803
                                              ----------     ----------

                                              $3,346,562     $3,303,276
                                              ==========     ==========


      Included in Federal Home Loan Bank Bonds at March 31, 1996 and 1995 are three inverse floater structured notes maturing in 1997, 1998 and 2003, with amortized costs totalling $500,000 and market values totalling $464,326.

      Federal Home Loan Bank stock is pledged as described in note 10. At March 31, 1995, other investment securities with carrying values of $100,000 were pledged to secure deposits. There were no other pledged investments at March 31, 1996.


4.    Mortgage-Backed Securities
      --------------------------

      Mortgage-backed securities classified as held to maturity, at March 31, 1996 and 1995, consisted of the following:

                                                   March 31,
                                 --------------------------------------------
                                         1996                    1995
                                 --------------------    --------------------
                                   Book       Market       Book       Market
                                   Value      Value        Value      Value
                                   -----      ------       -----      ------

        Federal Home Loan
         Mortgage Corporation    $218,323    $219,775    $266,328    $262,223
                                 ========    ========    ========    ========


      Estimated market values for such securities consisted of gross unrealized gains (losses) of $1,452 and ($4,105) at March 31, 1996 and 1995, respectively.


5.    Loans
      -----

      Loans at March 31, 1996 and 1995 consisted of the following:

                                                              1996           1995
                                                              ----           ----

        Real estate mortgage - residential                $33,125,498    $34,934,860
        Real estate mortgage - commercial                   4,509,243      3,896,071
        Construction                                          226,048        329,600
        Other commercial                                      838,425        670,784
        Home equity                                         1,372,391      1,531,085
        Passbook loans                                        309,842        402,311
        Installment and other                               2,670,721      2,267,849
                                                          -----------    -----------

                                                           43,052,168     44,032,560
        Less undisbursed amounts on construction loans       (213,999)      (320,439)
                                                          -----------    -----------

                                                          $42,838,169    $43,712,121
                                                          ===========    ===========

      Loans serviced for others at March 31, 1996, 1995 and 1994 totalled $7,030,478, $5,242,665, and $4,259,972, respectively.

      Nonperforming loans (contractually past due and nonaccruing as to interest income) totalled $375,338 and $307,492 (including $160,919 and $93,859 in process of foreclosure) at March 31, 1996 and 1995, respectively. Unrecognized accrued interest on such loans totalled $42,901 and $12,000 at March 31, 1996 and 1995, respectively.

      The Company adopted the provisions of Statement of Financial Accounting Standard No. 114, Accounting by Creditors for Impairment of Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, effective January 1, 1995. Prior periods have not been restated. All loans have been evaluated for collectibility under the provisions of these statements.

      The recorded investment in impaired loans, all of which were nonaccruing, was approximately $360,000 at March 31, 1996; impaired loans consisted of $161,000 of residential mortgages and $199,000 of commercial mortgages. No specific allowance for losses was recorded with respect to such loans. The average recorded investment in impaired loans during 1996 was approximately $317,000. No interest income was recognized on impaired loans during 1996. Interest is generally recognized on impaired loans using the cash basis.

      Activity in loans to directors and officers who had outstanding balances greater than $60,000 during the year ended March 31, 1996 is shown below.


            Balance                                  Balance
        April 1, 1995    New Loans    Payments    March 31, 1996
        -------------    ---------    --------    --------------

          $391,579       $191,703     $24,684        $558,598
          ========       ========     =======        ========


6.    Allowance for Loan Losses
      -------------------------

      Changes in the allowance for loan losses are provided below.

                                          Years Ended March 31,
                                    ---------------------------------
                                      1996         1995        1994
                                      ----         ----        ----

      Balance, beginning of year    $183,683    $ 278,998    $150,629

        Charge-offs                  (28,165)    (184,608)    (16,044)
        Recoveries                     3,828        8,293       4,413
        Provisions for losses         62,010       81,000     140,000
                                    --------    ---------    --------

      Balance, end of year          $221,356    $ 183,683    $278,998
                                    ========    =========    ========


7.    Real Estate Owned
      -----------------

      Real estate owned and similar assets consisted of the following at March 31, 1996 and 1995:

                                                         1996        1995
                                                         ----        ----

      Real estate acquired by foreclosure, net         $224,137    $246,079
      Loans to facilitate sale of real estate owned           -      44,246
                                                       --------    --------

                                                       $224,137    $290,325
                                                       ========    ========


      Activity in the allowance for losses on real estate owned and similar assets for the years ended March 31, 1996, 1995 and 1994 is shown below.

                                               1996        1995        1994
                                               ----        ----        ----

      Balance, beginning of year             $ 20,000    $ 18,664    $     -

        Provision for losses, included in
         real estate owned expense             38,789      20,000     18,664
        Charge-downs                          (35,789)    (18,664)         -
                                             --------    --------    -------

      Balance, end of year                   $ 23,000    $ 20,000    $18,664
                                             ========    ========    =======

      In addition to the provision for losses reflected above, amounts shown as "real estate owned" expense on the consolidated statements of income include taxes, insurance and other holding costs incurred by the Bank.


8.    Bank Premises and Equipment
      ---------------------------

      Bank premises and equipment at March 31, 1996 and 1995 consists of the following:

                                              1996          1995
                                              ----          ----

      Building and improvements            $1,284,371    $1,186,213
      Land and land improvements              189,612       187,612
      Furniture, fixtures and equipment       389,303       330,626
      Leasehold improvements                        -        12,075
                                           ----------    ----------

                                            1,863,286     1,716,526
      Less accumulated depreciation           476,697       421,886
                                           ----------    ----------

      Net bank premises and equipment      $1,386,589    $1,294,640
                                           ==========    ==========


9.    Deposits
      --------

      Demand deposits include $578,289 and $219,256 of official and other outstanding checks drawn on the Bank at March 31, 1996 and 1995, respectively.

      Certificates of deposit consisted of the following at March 3l, 1996 and 1995.

            Original Terms                    1996           1995
            --------------                    ----           ----

      0 - 3 months - various rates        $   541,816    $   689,104
      4 - 6 months - various rates          2,403,829      1,496,692
      Greater than 6 months to 2 years     14,042,282     14,107,982
      Greater than 2 years                 10,529,227      9,160,865
                                          -----------    -----------

                                          $27,517,154    $25,454,643
                                          ===========    ===========


      Certificates of deposit in excess of $100,000 totalled approximately $2,005,023 at March 31, 1996 and $3,000,957 at March 31, 1995.

      Scheduled maturities for certificates of deposit at March 31, 1996 are as follows:

          Year Ended
          ----------

        March 31, 1997      $17,488,478
        March 31, 1998        6,164,659
        March 31, 1999        1,284,247
        March 31, 2000        2,002,984
        Thereafter              576,786

      Interest expense by type of deposit is shown below.

                                          1996          1995          1994
                                          ----          ----          ----

      NOW accounts                     $   72,855    $   66,917    $   64,934
      Savings                             128,570       139,157       145,944
      Money market deposit accounts       209,556       123,373       121,378
      Certificates of deposit           1,561,752     1,179,837     1,159,328
                                       ----------    ----------    ----------

                                       $1,972,733    $1,509,284    $1,491,584
                                       ==========    ==========    ==========

      The weighted average interest rates at March 31, 1996 are as follows:
      NOW accounts - 2.22%; savings - 2.79%; money market deposit accounts - 4.12% and certificates of deposit - 5.95%.


10.   Advances From Federal Home Loan Bank
      ------------------------------------

      Advances from the Federal Home Loan Bank (FHLB) at March 31, 1996 and 1995 consisted of the following:

                                                  1996                         1995
                                       -------------------------    --------------------------
                                        Interest                    Interest
                                          Rates        Balance        Rates          Balance
                                        --------       -------      --------         -------

          Advances maturing within:
            One year                   4.5% - 6.0%    $4,525,000    3.6% - 6.6%    $ 6,975,000

            Two years                         7.1%       500,000    4.5% - 4.8%      3,525,000

            Three years                5.6% - 6.0%     2,225,000         -                   -

            After three years                 2.0%       215,000           2.0%        215,000
                                                      ----------                   -----------

                                                      $7,465,000                   $10,715,000
                                                      ==========                   ===========

      The FHLB advances are generally secured by a blanket lien and not by any specific collateral. However, the Company is required to maintain an amount of qualified collateral at least sufficient to satisfy the regulatory collateral maintenance level. At March 31, 1996, the Bank's limitation on advances from the FHLB exceeded $28,000,000.

      Additionally, the Bank has available a line of credit for short-term borrowings under the FHLB "Ideal Way" program totalling approximately $1,050,000. Federal Home Loan Bank stock is pledged to secure borrowings under this line. There were no borrowings under this line at March 31, 1996 or 1995.


11.   Income Taxes
      ------------

      Income tax expense for the years ended March 31, 1996, 1995 and 1994 consisted of the following:

                              1996        1995        1994
                              ----        ----        ----

      Currently payable:
        Federal             $146,300    $211,668    $261,889
        State                  8,694      10,806       9,073
                            --------    --------    --------

                             154,994     222,474     270,962
        Deferred               2,000      26,000     (38,500)
                            --------    --------    --------

                            $156,994    $248,474    $232,462
                            ========    ========    ========

      Income taxes were computed as follows:

                                                                Year Ended March 31,
                                                          --------------------------------
                                                            1996        1995        1994
                                                            ----        ----        ----

      At federal statutory rates                          $156,550    $243,389    $237,495
      State taxes, net of federal tax effect                 5,738       7,132       5,988
      Other, net                                            (5,294)     (2,047)    (11,021)
                                                          --------    --------    --------

                                                          $156,994    $248,474    $232,462
                                                          ========    ========    ========

      Deferred income tax expense (benefit) resulted from:

                                                                Year Ended March 31,
                                                          --------------------------------
                                                            1996        1995        1994
                                                            ----        ----        ----

      Provision for loan losses                           $(13,829)   $  6,331    $(29,906)
      Deferred loan fees, net                               18,189       6,667       2,492
      Depreciation                                          (1,831)      3,546         464
      Prepaid and delinquent accrued interest on loans        (839)      9,714     (10,031)
      Other, net                                               310        (258)     (1,519)
                                                          --------    --------    --------

                                                          $  2,000    $ 26,000    $(38,500)
                                                          ========    ========    ========

      At March 31, 1996 and 1995, the net deferred tax asset consisted of:

                                                       1996        1995
                                                       ----        ----

      Deferred tax assets, related to loan loss
       reserves and deferred loan fees               $121,300    $125,100
      Deferred tax liabilities, related primarily
       to depreciation                                (27,300)    (29,100)
                                                     --------    --------

                                                     $ 94,000    $ 96,000
                                                     ========    ========

      Retained earnings at March 31, 1996 included approximately $592,000 representing bad debt deductions allowed for tax purposes, for which no provision for income taxes has been made. If this portion of retained earnings is reduced for any purpose other than to absorb losses, or if the Bank fails to meet certain criteria enabling it to be taxed as a thrift institution, income taxes would be imposed at the then applicable rates.

      In the first quarter of fiscal 1994, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, which was issued in final form in February 1992. As permitted by this Statement, the Company elected not to restate consolidated financial statements for years prior to 1994. The cumulative effect of applying Statement 109 totalled $47,000 and has been reflected as a cumulative effect of change in accounting on the 1994 consolidated statement of income. The change also decreased fiscal 1994 income tax expense by approximately $30,000 due to the treatment of loan loss reserves prescribed by Statement 109.


12.   Other Expenses
      --------------

      Included in other expenses for the years ended March 31, 1996, 1995 and 1994 are:

                                           1996        1995        1994
                                           ----        ----        ----

      Advertising                        $ 30,524    $ 24,217    $ 28,402
      Taxes (other than income taxes)      50,553      39,393      32,934
      Data processing                     111,404      87,319      75,803
      Stockholder expenses                 53,017      33,163      35,008
      Audit and examination                43,250      35,355      38,805
      Legal expense                        14,528      17,947      18,545
      Other                               244,676     199,325     192,077
                                         --------    --------    --------

                                         $547,952    $436,719    $421,574
                                         ========    ========    ========

13.   Retirement Plans
      ----------------

      Pension Plan
      ------------

      The Company participates in an industry-sponsored defined benefit pension plan. This noncontributory plan includes all employees who meet age and years of service requirements. Pension expense totalled $27,631, $19,140 and $11,200 for the years ended March 31, 1996, 1995 and 1994, respectively.

      The plan's assets are invested in fixed income securities and common stocks. Information relative to the Company's portion of accumulated plan benefits and assets available for benefits is not available. However, the latest annual report for the entire plan indicates that, as of June 30, 1995, net assets available for benefits (approximately $1,451,093,000) exceeded the actuarial present value of accumulated plan benefits by approximately $398,987,000. The actuarial present value of accumulated plan benefits is based upon a discount rate of 7.5%.

      401(k) Plan
      -----------

      The Company offers a 401(k) plan to its employees and contributes a matching amount to participants; this matching amount is a portion of the employees' contribution. The Company's contributions in 1996 and 1995 were $1,502 and $1,727, respectively.


14.   Commitments and Contingencies
      -----------------------------

      Unfunded loan commitments expose the Company to credit risk in excess of amounts recognized in the accompanying consolidated balance sheets. Total credit exposure related to these items is summarized below.

                                                                 March 31,
                                                         -------------------------
                                                            1996           1995
                                                            ----           ----

      Commitments for new loans                          $  462,000     $  680,977
      Unused home equity and other lines of credit        1,419,329      1,186,604
      Unfunded construction loans                           213,999        320,439
                                                         ----------     ----------

                                                         $2,095,328     $2,188,020
                                                         ==========     ==========

      Loan commitments include unfunded portions of real estate construction and other loans, and unused lines of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. The Company obtains collateral to secure loans based upon management's credit assessment of the counterparty. Collateral is usually in the form of real estate.

      The Bank is contingently liable for reimbursement of a governmental grant to a not-for-profit agency should that agency fail to comply with the provisions of that grant. The amount of the grant is $118,000 and the Bank has obtained a mortgage on the property owned by the agency to secure its contingent liability.


15.   Stock Option Plan
      -----------------

      The Company has a stock option plan under which an amount equal to 10% of the common stock of the Company is reserved for future issuance upon exercise of stock options granted to certain members of the Board of Directors, senior management and employees. The plan was initiated in November 1989 and became effective in July 1990 upon ratification by a vote of the stockholders. A summary of options granted (all of which were granted at market price on the date of grant), exercised and expired during 1996 and 1995 appears below.


                                                     Per Share Option Price
                                           (Adjusted for 1994 and 1996 Stock Dividends)
                                   -----------------------------------------------------------
                                                                                                   Total
      Exercise Price:              $  7.40     $ 9.48     $9.94    $11.21    $12.21     $14.05    Options
                                   -------     ------     -----    ------    ------     ------    -------

        Outstanding option
         shares, April 1, 1994       9,587      2,135       618     5,272       836          -    18,448

        Issued - 1995                    -          -         -         -         -      1,852     1,852
        Exercised - 1995            (5,140)      (515)        -      (412)        -          -    (6,067)
        Cancelled - 1995               (18)         -         -      (416)     (836)         -    (1,270)
                                   -------     ------     -----    ------    ------     ------    ------

        Outstanding option
         shares March 31, 1995       4,429      1,620       618     4,444         -      1,852    12,963

        Exercised - 1996            (1,072)         -         -      (100)        -          -    (1,172)

        Adjustment for
         stock dividend                169         78        30       212         -         91       580
                                   -------     ------     -----    ------    ------     ------    ------

        Outstanding option
         shares, March 31, 1996      3,526      1,698       648     4,556         -      1,943    12,371
                                   =======     ======     =====    ======    ======     ======    ======

        Options expire in             1999       2002      2002      2003                 2005



16.   Fair Value of Financial Instruments
      -----------------------------------

      As required by Statement of Financial Accounting Standards No. 107, fair value estimates, methods, and assumptions are set forth below for the Company's estimated fair values of its financial instruments. Fair values have been calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. If these considerations had been incorporated into the fair value estimates, the aggregate fair value amount could have changed.

      Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented above would be indicative of the value negotiated in the actual sale.

      Cash, Due from Banks and Federal Funds Sold
      -------------------------------------------

      The fair value of cash, due from banks and federal funds sold approximates their relative book values at March 31, 1996, as these financial instruments have short maturities.

      Time Deposits
      -------------

      The fair value of time deposits is based on the discounted cash flows of the deposits using estimated market discount rates that reflect the interest rate risk inherent in the time deposit.

      Investment Securities and Mortgage-Backed Securities
      ----------------------------------------------------

      The fair value of investment securities and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers at or near March 31, 1996, except for FHLB stock which is valued at its cost since there is no market.

      Loans
      -----

      Fair values are estimated for portfolios of loans with similar financial characteristics. The fair values of performing loans are calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimates of maturity are based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic, lending conditions and the effects of estimated prepayments.

      Fair values of any significant nonperforming loans are based on estimated cash flows discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and historical information.

      Accrued Interest Receivable
      ---------------------------

      The fair market value of this financial instrument approximates the book value as this financial instrument has a short maturity.

      Deposit Liabilities
      -------------------

      The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of March 31, 1996. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

      The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered at March 31, 1996, the fair value of the Bank's net assets would increase.

      Advances from the Federal Home Loan Bank
      ----------------------------------------

      The fair value of advances from the Federal Home Loan Bank is based upon the discounted value of contractual cash flows, with a discount rate based upon rates currently offered for similar remaining maturities.

      Commitments to Extend Credit
      ----------------------------

      The fair value of commitments to extend credit cannot be reasonably estimated without incurring excessive costs as the Company does not charge fees for such commitments and there is no ready market for this financial instrument.

      Limitations
      -----------

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax assets, Company premises and equipment, and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

      The carrying and estimated fair values of financial instruments at March 31, 1996 are summarized below, in thousands:

                                                          Carrying     Fair
                                                           Value       Value
                                                          --------     -----

        Assets:
          Cash, due from banks, and federal funds sold    $ 2,727     $ 2,727
          Time deposits                                     1,781       1,787
          Investments and mortgage-backed securities        4,652       4,610
          Loans                                            43,025      43,034
          Accrued interest receivable                         315         315

        Liabilities:
          Deposit liabilities                              41,817      41,865
          Borrowed funds                                    7,465       7,354


17.   Mid-Coast Bancorp, Inc.
      -----------------------

      Condensed financial statements for Mid-Coast Bancorp, Inc. at March 31, 1996 and 1995 and for the years ended March 31, 1996, 1995 and 1994 are presented below.

                               Balance Sheets
                               --------------

                                                           1996          1995
                                                           ----          ----

      Assets:
        Due from the Bank                               $    3,124    $  118,216
        Investment in the Bank                           4,922,953     4,604,380
                                                        ----------    ----------

          Total assets                                  $4,926,077    $4,722,596
                                                        ==========    ==========

      Liabilities and stockholders' equity:
        Stockholders' equity                            $4,926,077    $4,722,596
                                                        ----------    ----------

          Total liabilities and stockholders' equity    $4,926,077    $4,722,596
                                                        ==========    ==========

                          Statements of Operations
                          ------------------------

                                                        1996         1995         1994
                                                        ----         ----         ----

      Operating expenses                              $ 15,125     $  8,510     $  6,795
                                                      --------     --------     --------

      Loss before equity in earnings of subsidiary     (15,125)      (8,510)      (6,795)

      Equity in earnings of subsidiary:
        Remitted                                             -      100,000      130,566
        Unremitted                                     318,572      375,885      389,281
                                                      --------     --------     --------

                                                       318,572      475,885      519,847
                                                      --------     --------     --------

      Net income                                      $303,447     $467,375     $513,052
                                                      ========     ========     ========

                          Statements of Cash Flows
                          ------------------------

                                                                   1996           1995         1994
                                                                   ----           ----         ----

      Cash flows from operating activities:
        Net income                                              $ 303,447     $ 467,375     $ 513,052
        Adjustments to reconcile net income to net cash used
         by operating activities:
          Equity in unremitted earnings of subsidiary            (318,572)     (375,885)     (389,281)
                                                                ---------     ---------     ---------

        Net cash provided (used) by operating activities          (15,125)       91,490       123,771

      Cash flows from financing activities:
        Issuance of common stock                                    9,395        44,569        15,200
        Decrease in due to the Bank                                     -             -       (23,909)
        Dividends paid                                           (109,362)      (86,442)      (62,815)
                                                                ---------     ---------     ---------

        Net cash used by financing activities                     (99,967)      (41,873)      (71,524)
                                                                ---------     ---------     ---------

      Net increase in cash and due from banks                    (115,092)       49,617        52,247

      Cash and due from banks at beginning of period              118,216        68,599        16,352
                                                                ---------     ---------     ---------

      Cash and due from banks at end of period                  $   3,124     $ 118,216     $  68,599
                                                                =========     =========     =========
