Form 10KSB, Exhibit 13
period 1997-03-31
MID COAST BANCORP INC
filed 1997-06-27
CIK 851785

To Our Shareholders:

      Fiscal year 1997 was one of overall improvement for the Company. Over the course of the year, our new Rockland branch reached $6.5 million in deposits and contributed heavily to our loan growth. We believe such enhancements increase our franchise value and will translate into future profits, ultimately providing added value for our shareholders. Although we are pleased with these accomplishments, we intend to strive for even greater success over the next year.

      Results of operations show net income was $242,775 at the March 31, 1997 year end, as compared to $303,447 at the previous year end. This decrease reflects a one-time charge of $241,299 paid by the Bank to recapitalize the Savings Association Insurance Fund ("SAIF"). Had the Bank not been required to pay the one-time SAIF assessment, net income would have reached $394,388, or an increase of 30% from the previous fiscal year. As a result of this payment, future FDIC assessments will likely be reduced from 23 cents per $100 in deposits to roughly 6.5 cents per $100 in deposits. At March 31, 1997, assets had grown to $58,925,368, or an increase of 8.39% from the same period one year earlier. Shareholder equity increased to $5,075,545, or 8.61% of assets, resulting in a book value of $21.93 per share.

      Total loans increased just over 15% during the past fiscal year. Despite increased loan balances, non-accrual loan balances improved as did unrecognized accrued interest. We believe our loan quality is excellent and remain committed to maintain quality underwriting standards enhanced by in-depth loan review procedures.

      During the past year one of the Bank's goals was to position itself as a leader in technology. Through commitment and hard work, our staff has substantially completed the Bank's conversion to what may be regarded as a state-of-the-art banking operation. We are convinced that the newly implemented advanced hardware and software system is imperative in providing competitive banking products and services to our present and future customers. The market for such products and services has become highly competitive as non-bank entities such as insurance companies, brokerage houses, mortgage lending companies, and retail outlets are vying for the same customer base. It is our belief that our enhanced ability to provide better information to management with greater efficiency gives us a competitive edge to continue to market our products and services to our present and future customers, providing a major step toward growth and continued profitability.

      Looking ahead we see the local economy growing at the current rate during most of the upcoming fiscal year. We therefore expect continued strong loan demand while gains in deposits are expected to be slow. Deposit growth in banks on a national basis has been slow for the past several years mostly due to competitive pressure from other investment vehicles for consumers.

      On behalf of the Board of Directors, I would like to express my sincere thanks to all our management and staff for their continued dedication throughout the past fiscal year. To our shareholders, I remain greatly appreciative of your commitment and support of Mid-Coast Bancorp, Inc.


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

                                                             At March 31,
                                     -------------------------------------------------------------------
                                        1997          1996          1995           1994         1993
                                     -----------   -----------   -----------   -----------   -----------

Financial condition data:
  Loans, net                         $48,979,032   $42,465,559   $43,358,622   $42,746,098   $39,588,746
  Other interest-earning assets        6,523,454     9,422,891     7,125,838     5,381,549     5,840,037
  Total assets                        58,925,368    54,362,066    52,749,000    49,685,023    47,013,510
  Deposits                            42,180,698    41,816,902    37,121,110    35,023,932    36,564,259
  Borrowings                          11,440,000     7,465,000    10,715,000    10,215,000     6,475,000
  Stockholders' equity               $ 5,075,545   $ 4,926,077   $ 4,722,596   $ 4,297,094   $ 3,831,657

                                                        For the Years Ended March 31,
                                     -------------------------------------------------------------------
                                        1997          1996          1995           1994         1993
                                     -----------   -----------   -----------   -----------   -----------

Operating data:
  Interest income                    $ 4,588,646   $ 4,389,689   $ 3,939,940   $ 3,728,547   $ 3,774,885
  Interest expense                     2,436,580     2,485,256     2,007,051     1,904,185     2,083,137
                                     -------------------------------------------------------------------
  Net interest income                  2,152,066     1,904,433     1,932,889     1,824,362     1,691,748
  Provision for loan losses               87,000        62,010        81,000       140,000        91,707
  Other income                           235,021       183,277       157,268       181,717       131,886
  Other expense                        1,913,379     1,565,259     1,293,308     1,167,565     1,118,995
                                     -------------------------------------------------------------------
  Income before income taxes             386,708       460,441       715,849       698,514       612,932
  Income tax expense                     143,933       156,994       248,474       232,462       241,781
                                     -------------------------------------------------------------------
  Income before accounting change        242,775       303,447       467,375       466,052       371,151
  Change in accounting (1)                    --            --            --        47,000            --
                                     -------------------------------------------------------------------
  Net income                         $   242,775   $   303,447   $   467,375   $   513,052   $   371,151
                                     -------------------------------------------------------------------
  Earnings per share (2)
  Income before accounting change    $      1.06   $      1.33   $      2.07   $      2.11   $      1.69
  Change in accounting (1)                    --            --            --           .21            --
                                     -------------------------------------------------------------------
  Net income per share               $      1.06   $      1.33   $      2.07   $      2.32   $      1.69
                                     -------------------------------------------------------------------

                                                        For the Years Ended March 31,
                                     -------------------------------------------------------------------
                                        1997          1996          1995           1994         1993
                                     -----------   -----------   -----------   -----------   -----------

Statistical data (3):
  Interest rate spread                   3.67%         3.30%         3.56%          3.53%        3.63%
  Net yield on average earning
   assets                                4.07%         3.68%         3.88%          3.83%        3.98%
  Return on average assets               0.43%         0.56%         0.90%          1.04%        0.84%
  Return on average equity               4.74%         6.28%        10.38%         12.54%       10.15%
  Average equity to average assets       9.12%         8.92%         8.67%          8.27%        8.24%
  Dividend payout ratio                 48.27%        35.30%        18.50%         11.92%        8.24%

--------------------
<F1>   Represents cumulative effect of adoption of FASB Statement No. 109-"
       Accounting For Income Taxes."

<F2>   All years restated to reflect 3% stock dividend in 1993 and 5% stock dividend in 1996.

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

      On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the "Funds Act") was enacted into law to recapitalize the Savings Association Insurance Fund ("SAIF") and to reduce the disparity in the deposit insurance assessment rates imposed on Bank Insurance Fund ("BIF") insured and SAIF-insured institutions. To recapitalize SAIF, the Funds Act authorized the FDIC to impose a special assessment on all institutions with SAIF-assessable deposits. As implemented by the FDIC, the special assessment was fixed at 0.657% of an institution's SAIF-assessable deposits. For the Bank, a one-time special assessment of $241,299 was charged to operations during the year ended March 31, 1997 (before giving effect to any tax benefits).

      In view of the recapitalization of the SAIF, the FDIC reduced the annual assessment rates for SAIF-assessable deposits for periods beginning on October 1, 1996. For the last quarter of 1996, the reduced annual assessment rates ranged from 0.18% to 0.27% of deposits. Beginning with January 1, 1997, the annual assessment rates are the same for both BIF-insured and SAIF-insured institutions, and the annual assessment rates range from 0.0% to 0.27% of deposits. The Bank expects its assessment rate for the upcoming fiscal year to be 0.065%.

      The Funds Act also provides for the merger of the BIF and SAIF on January 1, 1999, with such merger being conditioned upon the prior elimination of the thrift charter. The Funds Act required the Secretary of the Treasury to conduct a study of relevant factors with respect to the development of a common charter for all insured depository institutions and the abolition of separate charters for banks and thrifts and to report the Secretary's conclusions and the findings to the Congress. The Secretary of the Treasury has recommended that the separate charter for thrifts be eliminated only if other legislation is adopted that permits bank holding companies to engage in certain non-financial activities. Absent legislation permitting such non-financial activity, the Secretary of the Treasury recommended retention of the thrift charter. Other proposed legislation has been introduced in Congress that would require thrift institutions to convert to bank charters.

FINANCIAL CONDITION

      Total assets at March 31, 1997 were $58,925,368, an increase of $4,563,302 from March 31, 1996. Asset increases include $408,859 in cash and cash equivalents, $1,353,689 in investments available for sale and $6,513,473 in net loans. These increases were partially offset by decreases of $692,101 in time deposits, $2,397,453 in investment securities held to maturity, $218,323 in mortgage-backed securities held to maturity and $494,079 in loans held for sale. Changes in levels of investments from those held to maturity to those available for sale reflect the reinvestment of maturing securities into investments classified as available for sale. During the year the Bank utilized Federal Home Loan Bank ("FHLB") borrowings to fund the Bank's loan growth, due in part to the more favorable rates paid on these borrowings relative to the Bank's deposits.

      The Bank had, as of March 31, 1997, a net loan portfolio of $48,979,032, representing 83% of total assets. Stockholders' equity at year end was $5,075,545, an increase of $149,468 from March 31, 1996, primarily as a result of 1997 net income after dividends. As discussed under "Liquidity and Capital Resources," the Bank's capital is substantially in excess of all applicable regulatory requirements.

ASSET/LIABILITY MANAGEMENT

      The goal of the Bank's asset/liability policy is to manage its exposure to interest rate risk. The principal focus of the Bank's strategy has been to reduce its exposure to interest rate fluctuations by matching more closely the effective maturities and repricing dates of its assets and liabilities. In the current interest rate environment the Bank's assets are more rate sensitive than its liabilities. To that end, the Bank has focused its asset liability strategy toward maintaining a high percentage of adjustable rate loans in its residential and commercial mortgage portfolios. At March 31, 1997, the adjustable rate loans in the residential mortgage loan portfolio amounted to $28.5 million or 78.93% and adjustable rate loans in the commercial mortgage portfolio amounted to $4.8 million or 75.87%. The Bank's strategy regarding liabilities is to attempt to restructure its deposits by increasing NOW and savings accounts and decreasing certificates of deposit. Currently, certificates of deposit represent $25.6 million or 60.60% of the Bank's deposits.

NONPERFORMING ASSETS

      A summary of nonperforming assets for the last three years is shown below.

                                                                 At March 31,
                                                     -----------------------------------
                                                       1997         1996         1995
                                                     ---------    ---------    ---------

Nonaccrual loans:
  Mortgage loans in process of foreclosure           $      --    $ 160,919    $  93,859
  Loans more than 90 days past due                     145,466      214,419      213,633
                                                     -----------------------------------

Total nonaccrual loans                                 145,466      375,338      307,492
Real estate owned, net                                  91,823      224,137      246,079
Loans to facilitate                                         --           --       44,246
                                                     -----------------------------------
Total nonperforming assets                           $ 237,289    $ 599,475    $ 597,817
                                                     ===================================
Ratio of nonaccrual loans to total loans                 0.29%        0.88%        0.70%
Ratio of nonperforming assets to total assets            0.40%        1.10%        1.13%

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

      There were no loans delinquent more than ninety days but still accruing interest at March 31, 1997, 1996 or 1995. Unrecognized interest income on loans on non-accrual status at March 31, 1997 totaled $9,852. Had such loans been accruing throughout the year, they would have accrued interest income of $12,923.

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

                                                     Year Ended March 31, 1997              Year Ended March 31, 1996
                                                -----------------------------------    -----------------------------------
                                                  Average                    Yield/      Average                    Yield/
                                                  Balance       Interest      Rate       Balance       Interest      Rate
                                                ------------   -----------   ------    ------------   -----------   ------

Interest-earning assets:
  Loans                                         $ 45,541,246   $ 4,155,451    9.12%    $ 43,936,151   $ 3,965,600    9.03%
  Interest bearing & time deposits                 1,753,805        98,718    5.63%       1,635,091        83,859    5.13%
  Federal funds sold                               1,461,338        76,435    5.23%       2,151,923       130,152    6.05%
  Investments & mortgage-backed securities         4,146,908       258,042    6.22%       4,055,173       210,078    5.18%
                                                -------------------------------------------------------------------------
Total interest-earning assets                     52,903,297     4,588,646    8.67%      51,778,338     4,389,689    8.48%

Other assets:
  Cash and due from banks                            870,617                                318,099
  Fixed assets                                     1,451,401                              1,392,605
  Other assets                                       893,917                                675,812
                                                ------------                           ------------
Total assets                                    $ 56,119,232                           $ 54,164,854
                                                ============                           ============

Interest-bearing liabilities:
  NOW, savings & money market accounts            13,218,258       394,708    2.99%      12,366,007       410,981    3.32%
  Certificates of deposit                         26,255,429     1,514,948    5.77%      26,334,638     1,561,752    5.93%
  Borrowings                                       9,226,284       526,924    5.71%       9,253,462       512,523    5.54%
                                                -------------------------------------------------------------------------------
Total interest-bearing liabilities                48,699,971     2,436,580    5.00%      47,954,107     2,485,256    5.18%

Other liabilities:
  Demand deposits                                  2,113,328                              1,149,086
  Other liabilities                                  187,113                                231,598
                                                ------------                           ------------
Total liabilities                                 51,000,412                             49,334,791

Stockholders' equity                               5,118,820                              4,830,063
                                                ------------                           ------------

Total liabilities and stockholders' equity      $ 56,119,232                           $ 54,164,854
                                                ============                           ============

                                                               -----------                            -----------
Net interest income                                            $ 2,152,066                            $ 1,904,433
                                                               ===========                            ===========
Interest rate spread                                                          3.67%                                  3.30%
Net interest income as a percentage of
 average interest-earning assets                                              4.07%                                  3.68%

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

                                                  Year Ended March 31, 1997            Year Ended March 31, 1996
                                              ---------------------------------    ---------------------------------
                                                      Compared to 1996                     Compared to 1995
                                                     Increase (Decrease)                  Increase (Decrease)
                                              ---------------------------------    ---------------------------------
                                               Volume       Rate         Net        Volume       Rate         Net
                                              ---------   ---------   ---------    ---------   ---------   ---------

Interest on interest-earning assets:
  Loans                                       $ 146,093   $  43,758   $ 189,851    $  31,244   $ 345,759   $ 377,003
  Interest-bearing & time deposits                6,342       8,517      14,859       15,994       6,714      22,708
  Federal funds sold                            (37,395)    (15,922)    (53,717)      33,975      17,256      51,231
  Investments & mortgage-backed securities        4,849      43,115      47,964       34,158     (35,351)     (1,193)
                                              ----------------------------------------------------------------------
  Total Interest Income                       $ 119,489   $  79,468   $ 198,957    $ 115,371   $ 334,378   $ 449,749
                                              ----------------------------------------------------------------------

Interest on interest-bearing liabilities:
  Savings, NOW, & money market deposit
   accounts                                      34,403     (50,676)    (16,273)      20,978      60,556      81,534
  Certificates of deposit                        (4,685)    (42,119)    (46,804)      95,954     285,961     381,915
  Borrowings                                     (1,500)     15,901      14,401      (45,688)     60,444      14,756
                                              ----------------------------------------------------------------------
  Total Interest Expense                         28,218     (76,894)    (48,676)      71,244     406,961     478,205
                                              ----------------------------------------------------------------------
NET INTEREST INCOME                           $  91,271   $ 156,362   $ 247,633    $  44,127   $ (72,583)  $ (28,456)
                                              ======================================================================


                             RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED MARCH 31, 1997 AND 1996

NET INCOME

      Net income for the year ended March 31, 1997 amounted to $242,775, a decrease of $60,672 or 20% as compared with $303,447 for the year ended March 31, 1996, primarily as a result of the one-time assessment of $241,299 paid to recapitalize SAIF.

      Details of changes from the year ended March 31, 1997, from March 31, 1996, include an increase in total interest income of $198,957 or 4.53%, a decrease in total interest expense of $48,676 or 1.96%, an increase in the provision for loan losses of $24,990 or 40.30%, an increase in other income of $51,744 or 28.23%, an increase in other expenses of $348,120 or 22.24%, due in part to the one-time assessment of $241,299 paid to recapitalize SAIF, mentioned previously, and an income tax expense decrease of $13,061 or 8.32%.


INTEREST INCOME

      Total interest income for the year ended March 31, 1997, increased $198,957 or 4.53% to $4,588,646 from $4,389,689 for the year ended March 31,
1996. This increase is partially the result of increases in the yield on adjustable rate mortgages due to periodic rate adjustments, increases in the yield of secured consumer loans and an increased volume of commercial mortgage loans. Additionally, other interest income, which is comprised of interest on other interest-earning assets increased due to an increase in the yield on those assets.


INTEREST EXPENSE

      Total interest expense for the year ended March 31, 1997, decreased $48,676 or 1.96% to $2,436,580 from $2,485,256 for the year ended March 31,
1996. This decrease is caused primarily by decreased rates paid on deposits, partially offset by an increase in the average balance of total interest-bearing deposits and an increase on the rates on borrowings.


LOAN LOSS PROVISION

      The Bank has increased its provision for loan losses to $87,000 for the year ended March 31, 1997, from $62,010 for the year ended March 31, 1996, resulting in an allowance for loan losses of $295,457 at March 31, 1997, an increase of $74,101 from the previous year. This increase is primarily due to the increased origination of commercial mortgage loans by the Bank. Management believes that the Bank's total allowance for losses on loans is adequate and commensurate with the risks associated with the loan portfolio.


OTHER INCOME

      Other income consists primarily of fee income and gains on sales of loans. Other income increased $51,744 or 28.23% to $235,021 for the year ended March 31, 1997, from $183,277 for the year ended March 31, 1996. The increase is attributable to the imposition of a new fee structure and an increase in the number of checking accounts, both of which result in an increase in fee income specifically relating to the collection of overdraft fees.

OTHER EXPENSES

      Other expenses consist primarily of the Bank's general and administrative expenses. Other expenses increased $348,120 or 22.24% for the year ended March 31, 1997, from $1,565,259 for the year ended March 31, 1996, due primarily to the one-time charge of $241,299 to recapitalize SAIF. The remaining portion of the increase was comprised mainly of one-time costs totaling $88,947 in data processing charges related to the Bank's computer conversion process.

INCOME TAXES EXPENSE

      The provision for income tax for the year ended March 31, 1997, was $143,933, a decrease of 8.32% from the previous year. The effective tax rate for the year was 37.2%. See note 11 to the consolidated financial statements for further information regarding income taxes.


COMPARISON OF YEARS ENDED MARCH 31, 1996 AND 1995

NET INCOME

      Net income for the year ended March 31, 1996 amounted to $303,447, a decrease of $163,928 or 35.07% as compared with $467,375 for the year ended March 31, 1995, primarily as a result of two factors. First, the interest rate on liabilities increased more rapidly than did the yield on assets. Additionally, the Holding Company's operating expenses increased as a result of the opening of the new Rockland branch.

      Details of changes from the year ended March 31, 1996, from March 31, 1995, include an increase in total interest income of $449,749 or 11.42%, an increase in total interest expense of $478,205 or 23.83%, an decrease in the provision for loan losses of $18,990 or 23.44%, an increase in other income of $26,009 or 16.54%, an increase in other expenses of $271,951 or 21.03%, and an income tax expense decrease of $91,480 or 36.82%.

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


LOAN LOSS PROVISION

      The Bank decreased its provision for loan losses to $62,010 for the year ended March 31, 1996, from $81,000 for the year ended March 31, 1995, resulting in an allowance for loan losses of $221,356 at March 31, 1996, an increase of $37,673 from the previous year. Management believes that the Bank's total allowance for losses on loans is adequate and commensurate with the risks associated with the loan portfolio.


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


OTHER EXPENSES

      Other expenses consist primarily of the Bank's general and administrative expenses. Other expenses increased $271,951 or 21.03% for the year ended March 31, 1996, from $1,293,308 for the year ended March 31, 1995, due primarily to an increase in compensation of directors, officers and staff of $100,951 and increases in other expenses related to the opening of the branch office. Such other expenses include data processing, advertising and taxes (other than income taxes). Stockholder expenses, including printing, legal and transfer agent costs also increased significantly.

INCOME TAXES EXPENSE

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

      During the past several years, the Bank has used funds primarily to meet its ongoing commitments to fund maturing time deposits and savings withdrawals, to fund existing and continuing loan commitments and to maintain liquidity. The Bank has periodically supplemented its liquidity needs with advances from the FHLB. The Bank has also utilized FHLB borrowings to fund the Bank's loan growth, due in part to the more favorable rates paid on these borrowings. The Bank's current borrowing capacity exceeds $29,000,000. At March 31, 1997 the Bank's borrowings from the FHLB were $11,440,000.

      At year end March 31, 1997, stockholders' equity was $5,075,545 or 8.61% of assets compared to $4,926,077 or 9.06% at March 31, 1996. The Bank is required to maintain specified amounts of capital pursuant to federal regulations. At year end March 31, 1997 the Bank's capital substantially exceeded core capital, tangible capital and risk based capital regulatory requirements. See Note 2 of the consolidated financial statements for further information.

IMPACT OF INFLATION AND CHANGING INTEREST RATES

      The Holding Company's consolidated financial statements and related notes presented elsewhere herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike many industrial companies, substantially all of the assets and virtually all of the liabilities of the Holding Company are monetary in nature. As a result, interest rates have a more significant impact on the Holding Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Management believes that, through the implementation of its strategic plan, it has taken important steps to maintain positive interest rate spreads, and to control the potential effects of interest rate fluctuations on the Holding Company's earnings.

PART II

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

      On March 31, 1997, there were 231,439 shares of the Holding Company's Common Stock outstanding held by approximately 320 holders of record. Also at such date, the Holding Company had granted options to purchase 9,963 shares of the Holding Company's Common Stock.

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

                                                      Cash
                                                    Dividends
                                                    Paid per
  Quarter Ended              High        Low          Share
  -------------             -------    -------     -----------

March 31, 1995              $ 14.75    $ 14.25      $    --
June 30, 1995                 17.25      14.50         0.23
September 30, 1995            18.75      15.00           --
December 31, 1995             20.25      15.50         0.25(1)

March 31, 1996                20.00      17.50           --
June 30, 1996                 20.00      18.00         0.25
September 30, 1996            20.00      18.00           --
December 31, 1996             19.00      18.75         0.26

March 31, 1997                19.00      18.75

--------------------
<F1>   During the quarter ended December 31, 1995 the Holding Company also declared a 5% stock dividend in addition to the $0.25 per share cash dividend.


      On April 15, 1997 the Holding Company declared a dividend of $0.26 per share to Stockholders of record on June 2, 1997 and payable June 30, 1997.




                            Mid-Coast Bancorp, Inc.

                          Audited Financial Statements

                   Years Ended March 31, 1997, 1996 and 1995
                       With Independent Auditors' Report




                            MID-COAST BANCORP, INC.

                         INDEX TO FINANCIAL STATEMENTS



                                                                      Page
                                                                      ----

Independent Auditors' Report                                          F-1

Consolidated Balance Sheets as of March 31, 1997 and 1996             F-2

Consolidated Statements of Income for the Three Years Ended
 March 31, 1997                                                       F-4

Consolidated Statements of Changes in Stockholders' Equity for
 the Three Years Ended March 31, 1997                                 F-5

Consolidated Statements of Cash Flows for the Three Years Ended
 March 31, 1997                                                       F-6

Notes to Consolidated Financial Statements                            F-8





                             BAKER NEWMAN & NOYES
                                            LIMITED LIABILITY COMPANY

                         CERTIFIED PUBLIC ACCOUNTANTS



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Mid-Coast Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Mid-Coast Bancorp, Inc. and subsidiary as of March 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid-Coast Bancorp, Inc. and subsidiary at March 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years ended March 31, 1997, in conformity with generally accepted accounting principles.



                                               /s/ BAKER NEWMAN NOYES

May 2, 1997                                    Limited Liability Company



        ONE HUNDRED MIDDLE STREET, P.O. BOX 507, PORTLAND, MAINE 04112
                TELEPHONE 207-879-2100  *  TELEFAX 207-774-1793

           INTERNET: HTTP://WWW.BNNCPA.COM          MAIL@BNNCPA.COM



                            MID-COAST BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS

                            March 31, 1997 and 1996


                                     ASSETS

                                                                       1997            1996
                                                                   ------------    ------------

Cash and due from banks                                            $  1,156,227    $    296,198
Interest bearing deposits                                               104,683         805,853
Federal funds sold                                                    1,875,000       1,625,000
                                                                   ----------------------------

  Cash and cash equivalents                                           3,135,910       2,727,051

Time deposits                                                         1,089,000       1,781,101
Investment securities available for sale, at market (note 3)          2,440,662       1,086,973
Held to maturity investment securities (market value of
 $911,125 in 1997 and $3,303,276 in 1996) (note 3)                      949,109       3,346,562
Held to maturity mortgage-backed securities (market value
 of $219,775 in 1996) (note 4)                                               --         218,323
Loans held for sale                                                      65,000         559,079

Loans (note 5):                                                      49,394,455      42,838,169
  Less:  Allowance for loan losses (note 6)                             295,457         221,356
         Deferred loan fees                                             119,966         151,254
                                                                   ----------------------------

                                                                     48,979,032      42,465,559

Bank premises and equipment, net (note 8)                             1,580,290       1,386,589

Other assets:
  Income taxes receivable                                                    --          60,220
  Accrued interest receivable - loans                                   244,474         244,963
  Accrued interest receivable - time deposits                             9,162          10,400
  Accrued interest receivable - investment securities                    50,268          58,047
  Accrued interest receivable - mortgage-backed securities                   --           1,181
  Deferred income taxes (note 11)                                        98,000          94,000
  Prepaid expenses and other assets                                     192,638          97,881
  Real estate owned (note 7)                                             91,823         224,137
                                                                   ----------------------------

      Total other assets                                                 686,365        790,829
                                                                   ----------------------------

      Total assets                                                 $ 58,925,368    $ 54,362,066
                                                                   ============================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                       1997            1996
                                                                   ------------    ------------

Liabilities:
  Deposits (note 9):
    Demand deposits                                                $  2,346,730    $  1,802,239
    NOW accounts                                                      3,460,858       3,111,931
    Savings                                                           5,693,545       4,645,035
    Money market deposit accounts                                     5,119,733       4,740,543
    Certificates of deposit                                          25,559,832      27,517,154
                                                                   ----------------------------

      Total deposits                                                 42,180,698      41,816,902

   Advances from the Federal Home Loan Bank (note 10)                11,440,000       7,465,000
   Accrued expenses and other liabilities                               229,125         154,087
                                                                   ----------------------------

      Total liabilities                                              53,849,823      49,435,989

Commitments and contingencies (note 14)

Stockholders' equity (notes 2 and 15):
  Common stock, $1 par value, 1,500,000 shares authorized;
   231,439 shares issued and outstanding (229,031 shares
   in 1996)                                                             231,439         229,031
  Paid-in capital                                                     1,469,769       1,448,282
  Retained earnings (note 11)                                         3,374,337       3,248,764
                                                                   ----------------------------

      Total stockholders' equity                                      5,075,545       4,926,077


                                                                   ----------------------------
      Total liabilities and stockholders' equity                   $ 58,925,368    $ 54,362,066
                                                                   ============================


See accompanying notes.



                            MID-COAST BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                   Years Ended March 31, 1997, 1996 and 1995

                                                                             1997           1996            1995
                                                                          -----------    -----------     -----------
Interest income:
  Interest on loans                                                       $ 4,155,451    $ 3,965,600     $ 3,588,597
  Interest on investment securities                                           225,015        194,284         192,489
  Interest on mortgage-backed securities                                       33,027         15,794          18,782
  Other                                                                       175,153        214,011         140,072
                                                                          ------------------------------------------

      Total interest income                                                 4,588,646      4,389,689       3,939,940

Interest expense:
  Interest on deposits (note 9)                                             1,909,656      1,972,733       1,509,284
  Interest on borrowings                                                      526,924        512,523         497,767
                                                                          ------------------------------------------

      Total interest expense                                                2,436,580      2,485,256       2,007,051
                                                                          ------------------------------------------

      Net interest income                                                   2,152,066      1,904,433       1,932,889

Provision for loan losses (note 6)                                             87,000         62,010          81,000
                                                                          ------------------------------------------

                                                                            2,065,066      1,842,423       1,851,889
Other income:
  Loan servicing and other loan fees                                           46,335         42,273          26,798
  Gain on sales of loans                                                       31,436         36,935          15,400
  Deposit account fees                                                        140,654         98,268          88,154
  Gain on sale of investment securities available for sale (note 3)             6,748             --              --
  Miscellaneous                                                                 9,848          5,801          26,916
                                                                          ------------------------------------------

                                                                              235,021        183,277         157,268
Other expenses:
  Compensation of directors, officers, and staff                              652,237        631,779         530,828
  Employee benefits (note 13)                                                  91,430         67,670          39,440
  Occupancy and equipment expense                                             137,900        133,864         109,724
  Insurance expense                                                           360,328        137,163         127,624
  Real estate owned (note 7)                                                   11,678         46,831          48,973
  Other (note 12)                                                             659,806        547,952         436,719
                                                                          ------------------------------------------

                                                                            1,913,379      1,565,259       1,293,308
                                                                          ------------------------------------------

Income before income taxes                                                    386,708        460,441         715,849

Income tax expense (note 11)                                                  143,933        156,994         248,474
                                                                          ------------------------------------------

Net income                                                                $   242,775    $   303,447     $   467,375
                                                                          ==========================================

Earnings per share (note 1)                                               $      1.06    $      1.33     $      2.07
                                                                          ==========================================


See accompanying notes.



                            MID-COAST BANCORP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                   Years Ended March 31, 1997, 1996 and 1995


                                                                                                       Total
                                                         Common        Paid-in       Retained      Stockholders'
                                                          Stock        Capital       Earnings         Equity
                                                        ---------    -----------    -----------    -------------

Balance at April 1, 1994                                $ 211,417    $ 1,219,276    $ 2,866,401     $ 4,297,094
  Issuance of 6,049 shares of common stock upon
   exercise of options                                      6,049         43,720             --          49,769
  Reversal of 382 shares incorrectly issued in 1994          (382)        (4,818)            --          (5,200)
  Net income                                                   --             --        467,375         467,375
  Dividends declared ($.40 per share)                          --             --        (86,442)        (86,442)
                                                        -------------------------------------------------------

Balance at March 31, 1995                                 217,084      1,258,178      3,247,334       4,722,596
  Issuance of 1,172 shares of common stock upon
   exercise of options                                      1,172          8,223             --           9,395
  Issuance of 10,775 shares of common stock as a
    5% stock dividend (note 2)                             10,775        181,881       (194,893)         (2,237)
  Net income                                                   --             --        303,447         303,447
  Dividends declared ($.48 per share)                          --             --       (107,124)       (107,124)
                                                        -------------------------------------------------------

Balance at March 31, 1996                                 229,031      1,448,282      3,248,764       4,926,077
  Issuance of 2,408 shares of common stock upon
   exercise of options                                      2,408         21,487             --          23,895
  Net income                                                   --             --        242,775         242,775
  Dividends declared ($.51 per share)                          --             --       (117,202)       (117,202)
                                                        -------------------------------------------------------

Balance at March 31, 1997                               $ 231,439    $ 1,469,769    $ 3,374,337     $ 5,075,545
                                                        =======================================================


See accompanying notes.



                            MID-COAST BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Years Ended March 31, 1997, 1996 and 1995



                                                                        1997           1996           1995
                                                                    ------------    -----------    -----------

Operating activities:
  Net income                                                        $    242,775    $   303,447    $   467,375
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                          62,268         66,906         48,716
    Net accretion on investment securities                                (6,250)       (11,416)       (14,201)
    Gain on sale of investment securities available for sale              (6,748)            --             --
    Provision for losses on real estate owned                                 --         38,789         20,000
    Provision for loan losses                                             87,000         62,010         81,000
    Net change in deferred loan fees                                     (31,288)       (18,562)         3,889
    Proceeds from sales of loans                                       2,248,585      2,688,085      2,060,555
    Loans originated for sale                                         (1,723,070)    (3,142,729)    (1,952,655)
    Gain on sales of loans                                               (31,436)       (36,935)       (15,400)
    Deferred income taxes                                                 (4,000)         2,000         26,000
    Change in accrued interest receivable                                 10,687        (39,341)       (52,812)
    Change in prepaid expenses and other assets                          (94,757)       (13,607)       (32,601)
    Change in income taxes receivable                                     60,220        (48,809)       (27,480)
    Change in accrued expenses and other liabilities                      75,038        (36,207)        57,366
                                                                    ------------------------------------------

  Net cash flows from operating activities                               889,024       (186,369)       669,752

Investing activities:
  Net change in time deposits                                            692,101     (1,381,694)       382,691
  Investment securities available for sale:
    Proceeds from sale of investment securities                          508,942             --             --
    Proceeds from maturities, calls and principal paydowns               552,805             --             --
    Purchases                                                         (2,405,881)      (528,673)            --
    Held to maturity investment and mortgage-backed securities:
      Purchases                                                               --     (1,204,212)    (1,407,688)
      Proceeds from maturities, calls and principal paydowns           2,619,219        948,982        567,997
    Net change in loans                                               (6,566,937)       877,655       (933,057)
    Additions to real estate owned                                            --           (641)            --
    Proceeds from sale of real estate owned                              130,066             --             --
    Proceeds from sale of bank premises and equipment                      1,500             --             --
    Purchases of bank premises and equipment                            (257,469)      (158,855)      (457,600)
                                                                    ------------------------------------------

    Net cash flows from investing activities                          (4,725,654)    (1,447,438)    (1,847,657)

Financing activities:
  Net change in certificates of deposit                             $ (1,957,322)   $ 2,062,511    $ 2,473,475
  Net change in other deposits                                         2,321,118      2,633,281       (376,297)
  Maturities of advances from Federal Home Loan Bank                  (4,525,000)    (6,975,000)    (3,500,000)
  Advances from Federal Home Loan Bank                                 8,500,000      3,725,000      4,000,000
  Issuance of stock                                                       23,895          9,395         44,569
  Dividends paid                                                        (117,202)      (109,361)       (86,442)
                                                                    ------------------------------------------

    Net cash flows from financing activities                           4,245,489      1,345,826      2,555,305
                                                                    ------------------------------------------

Net (decrease) increase in cash and cash equivalents                     408,859       (287,981)     1,377,400

Cash and cash equivalents at beginning of year                         2,727,051      3,015,032      1,637,632
                                                                    ------------------------------------------

Cash and cash equivalents at end of year                            $  3,135,910    $ 2,727,051    $ 3,015,032
                                                                    ==========================================


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest (including $1,655,818, $1,674,077, and $1,272,518, credited to deposit accounts in 1997, 1996 and 1995,
     respectively)                                                  $  2,411,059    $ 2,505,789    $ 1,996,927
    Income taxes                                                          55,174        203,802        249,420
  Net transfer of real estate owned and similar assets to
   (from) loans                                                            2,248        (28,040)      (196,025)


See accompanying notes.



                            MID-COAST BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         March 31, 1997, 1996 and 1995


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

      Business
      --------

      The Company, through the Bank, provides a full range of banking services to individuals and corporate customers located in the mid-coast area of Maine. The Bank is subject to competition from other financial institutions. The Company and the Bank also are subject to the regulations of certain regulatory agencies and undergo periodic examinations by those regulatory authorities.

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

      Restrictions on Cash Availability
      ---------------------------------

      The Company is required to comply with various laws and regulations which require that the Company maintain certain amounts of cash on deposit and is restricted from investing these amounts.

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

           Investment Securities Available for Sale
           ----------------------------------------

           Investment securities available for sale consist of investments to be held for indefinite periods of time and are carried at market value. Any material unrealized gain or loss (net of tax effect) is reflected as a separate component of stockholders' equity.

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

      Allowance for Loan Losses
      -------------------------

      The allowance for loan losses is established by management to absorb future charge-offs of loans deemed uncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure, on April 1, 1995. Adoption of these statements did not have a significant impact on the financial position or results of operations, and prior periods have not been restated. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers residential mortgage and commercial loans to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement; other loans (primarily installment loans) are evaluated collectively for valuation. When a loan is considered to be impaired, the amount of the impairment is measured based on the fair value of the underlying collateral, where applicable, or on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Loans are charged off when a loss is determined.

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

      A substantial portion (89% and 91% at March 31, 1997 and 1996, respectively) of the Company's loans are collateralized by real estate (primarily residential) in Maine. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions for residential real estate in the Company's market area.

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

      Real Estate Owned
      -----------------

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

      Earnings Per Share
      ------------------

      Earnings per share are computed by dividing net income by the weighted average number of shares outstanding. The following table shows the weighted average number of shares outstanding for each of the last three years. Amounts for fiscal year 1995 have been restated to reflect the 5% stock dividend declared in fiscal year 1996.

                  1997                                   229,975
                  1996                                   227,662
                  1995                                   225,463

      Shares issuable relative to stock options granted have not been reflected since their impact would not be significantly dilutive.

      Reclassification
      ----------------

      Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the manner of presentation used in 1997.


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

      As of March 31, 1997, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage tangible capital as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios as set forth in the table below. Management believes that the Bank meets all capital adequacy requirements to which it is subject as of March 31, 1997.

      The Bank's actual capital amounts and ratios are also presented in the table. Since the Company is a one-bank holding company, its ratios are not materially different from the Bank's.

                                                                                                         To Be "Well
                                                                                                      Capitalized" Under
                                                                                For Capital           Prompt Corrective
                                                            Actual           Adequacy Purposes        Action Provisions
                                                       ----------------    ---------------------    ----------------------
                                                       Amount     Ratio      Amount       Ratio       Amount       Ratio
                                                       -------    -----    ----------    -------    ----------    --------

      (Dollars in thousands)

      As of March 31, 1997:
        Total capital (to risk weighted assets)        $ 5,320    15.1%    >= $ 2,822    >= 8.0%    >= $ 3,528    >= 10.0%
        Tier 1 Capital (to risk weighted assets)         5,025    14.2%    >=   1,411    >= 4.0%    >=   2,117    >=  6.0%
        Tier 1 Capital (to average assets)               5,025     8.9%    >=   2,266    >= 4.0%    >=   2,832    >=  5.0%

      As of March 31, 1996:
        Total capital (to risk weighted assets)        $ 5,151    16.9%    >= $ 2,445    >= 8.0%    >= $ 3,057    >= 10.0%
        Tier 1 Capital (to risk weighted assets)         4,922    16.1%    >=   1,223    >= 4.0%    >=   1,834    >=  6.0%
        Tier 1 Capital (to average assets)               4,922     9.1%    >=   2,167    >= 4.0%    >=   2,708    >=  5.0%

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

      In addition to the dividend restriction caused by the liquidation account discussed above, the Bank may not, without prior approval of OTS, declare or pay a dividend on or repurchase any of its common stock in excess of OTS-stipulated amounts (generally current year net income plus 50% of the Bank's excess of capital over required amounts as of the beginning of the year). At March 31, 1997, unrestricted retained earnings of the Bank under such OTS limitations approximated $1,595,000.

      The following table reconciles core capital per the Waldoboro Bank's reports to OTS at March 31, 1997 to the total of stockholders' equity shown on the accompanying consolidated financial statements.

                                                                   In Thousands

      Capital per the OTS Report                                      $ 5,025
      Impact of Mid-Coast Bancorp                                          50
                                                                      -------
      Stockholders' equity per consolidated financial statements      $ 5,075
                                                                      =======

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


3.    Investment Securities
      ---------------------

      Held to Maturity Investment Securities
      --------------------------------------

      The amortized cost and market values of held to maturity investment securities at March 31, 1997 and 1996 are as follows:

                                                                             March 3l, 1997
                                                         -------------------------------------------------------
                                                                          Gross          Gross
                                                          Amortized     Unrealized     Unrealized      Market
                                                            Cost          Gains          Losses         Value
                                                         -----------    ----------     ----------    -----------
      Debt Securities:
        U.S. Treasury Obligations                        $   299,109     $    --       $   6,234     $   292,875
        U.S. Agency Obligations                              650,000          --          31,750         618,250
                                                         -------------------------------------------------------
                                                         $   949,109     $    --       $  37,984     $   911,125
                                                         =======================================================

                                                                             March 3l, 1996
                                                         -------------------------------------------------------
                                                                          Gross          Gross
                                                          Amortized     Unrealized     Unrealized      Market
                                                            Cost          Gains          Losses         Value
                                                         -----------    ----------     ----------    -----------
      Debt Securities:
        U.S. Treasury Obligations                        $ 2,246,562     $ 5,701       $  (8,909)    $ 2,243,354
        Student Loan Marketing Association Notes             250,000          --              (8)        249,992
        Federal Home Loan Bank Bonds                         500,000          --         (35,674)        464,326
        Federal National Mortgage Association Bonds          250,000          --          (4,415)        245,585
        Federal Farm Credit Bank Notes                       100,000          19              --         100,019
                                                         -------------------------------------------------------
                                                         $ 3,346,562     $ 5,720       $ (49,006)    $ 3,303,276
                                                         =======================================================

      The March 31, 1997 amortized cost and estimated market value of debt securities by contractual maturity (without giving effect to earlier "call" dates in certain instances) are as follows:

                                                                 Amortized      Market
                                                                   Cost          Value
                                                                 ---------     ---------

            Due in one year or less                              $ 200,000     $ 194,000
            Due after one year through five years                  549,109       539,125
            Due after five years through ten years                 200,000       178,000
                                                                 -----------------------
                                                                 $ 949,109     $ 911,125
                                                                 =======================

      Included in U.S. Agency Obligations at March 31, 1997 are two inverse floater structured notes maturing in 1998 and 2003, with amortized costs totalling $400,000 and market values totalling $372,000.

      Investment Securities Available for Sale
      ----------------------------------------

      The amortized cost and market values of available for sale investment securities at March 31, 1997 is presented below:

                                                                                Gross         Gross
                                                                Amortized     Unrealized    Unrealized      Market
                                                                  Cost          Gains         Losses         Value
                                                               -----------    ----------    ----------    -----------

      Debt securities:
        U.S. Treasury Obligations                              $   497,578     $    --       $   618      $   496,960
        U.S. Agency Obligations                                    750,000          --         3,000          747,000
                                                               ------------------------------------------------------
                                                                 1,247,578          --         3,618        1,243,960

      Mutual fund                                                  561,084       3,618            --          564,702

      Required investment in Federal Home Loan Bank stock          622,000          --            --          622,000

      Other                                                         10,000          --            --           10,000
                                                               ------------------------------------------------------
                                                               $ 2,440,662     $ 3,618       $ 3,618      $ 2,440,662
                                                               ======================================================

      During 1996 investment securities were sold for proceeds of $508,942 and gross realized gains of $6,748.

      Investment securities available for sale at March 31, 1996 consisted of a mutual fund for which cost of $528,673 approximated market, the required investment in Federal Home Loan Bank stock, carried at cost, of $548,300, and other investments of $10,000.

      The March 31, 1997 amortized cost and estimated market value of debt securities by contractual maturity (without giving effect to earlier "call" dates in certain instances) are as follows:

                                                               Amortized       Market
                                                                 Cost           Value
                                                              -----------    -----------

            Due in one year or less                           $   497,578    $   496,960
            Due after one year through five years                 750,000        747,000
            Due after five years through ten years                     --             --
                                                              --------------------------
                                                              $ 1,247,578    $ 1,243,960
                                                              ==========================

      Federal Home Loan Bank stock is pledged as described in note 10. At March 31, 1997, another investment security with carrying value of $250,000 was pledged to secure deposits.


4.    Mortgage-Backed Securities
      --------------------------

      Mortgage-backed securities classified as held to maturity, at March 31, 1997 and 1996, consisted of the following:

                                                                         March 31,
                                                       ---------------------------------------------
                                                             1997                     1996
                                                       -----------------     -----------------------
                                                       Book       Market       Book         Market
                                                       Value      Value        Value         Value
                                                       -----      ------     ---------     ---------

      Federal Home Loan Mortgage Corporation           $  --      $   --     $ 218,323     $ 219,775
                                                       =============================================

      Estimated market values for such securities consisted of gross unrealized gains $1,452 at March 31, 1996.


5.    Loans
      -----

      Loans at March 31, 1997 and 1996 consisted of the following:

                                                                 1997             1996
                                                             ------------     ------------

         Real estate mortgage - residential                  $ 36,066,310     $ 33,125,498
         Real estate mortgage - commercial                      6,314,688        4,509,243
         Construction                                           1,404,668          226,048
         Other commercial                                       1,406,317          838,425
         Home equity                                            1,300,254        1,372,391
         Passbook loans                                           281,967          309,842
         Installment and other                                  3,529,009        2,670,721
                                                             -----------------------------

                                                               50,303,213       43,052,168
         Less undisbursed amounts on construction loans          (908,758)        (213,999)
                                                             -----------------------------

                                                             $ 49,394,455     $ 42,838,169
                                                             =============================

      Loans serviced for others at March 31, 1997, 1996 and 1995 totalled $7,269,828, $7,030,478, and $5,242,665, respectively. On April 1, 1996,
      Statement of Financial Accounting Standards (SFAS) No. 122, Accounting for Mortgage Servicing Rights (an Amendment to Statement No. 65) became effective for the Company. The impact of adoption was not material to the financial position or results of operations of the Company.

      Nonperforming loans (contractually past due and nonaccruing as to interest income) totalled $145,466 and $375,338 at March 31, 1997 and 1996, respectively. Unrecognized accrued interest on such loans totalled $9,852 and $42,901 at March 31, 1997 and 1996, respectively.

      The Company adopted the provisions of SFAS No. 114, Accounting by Creditors for Impairment of Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures, effective April 1, 1995. Prior periods have not been restated. All loans have been evaluated for collectibility under the provisions of these statements.

                                                                       1997          1996
                                                                     ---------     ---------
      Year-end approximate recorded investment in impaired
       loans with no valuation allowance                             $ 117,000     $ 360,000

      Year-end approximate total recorded investment in
       impaired loans                                                  117,000       360,000

      Approximate average investment in impaired loans for
       the year                                                        151,000       317,000

      No interest income was recognized on impaired loans during 1997 or 1996. Interest is generally recognized on impaired loans using the cash basis.

      Activity in loans to directors and officers who had outstanding balances greater than $60,000 during the year ended March 31, 1997 is shown below.

         Balance                                                  Balance
      April 1, 1996        Additions        Reductions         March 31, 1997
      -------------        ---------        ----------         --------------

        $ 558,598          $ 66,064          $ 30,160            $ 594,502
        ==================================================================


6.    Allowance for Loan Losses
      -------------------------

      Changes in the allowance for loan losses are provided below.

                                                        Years Ended March 31,
                                                 -----------------------------------
                                                   1997         1996         1995
                                                 ---------    ---------    ---------

      Balance, beginning of year                 $ 221,356    $ 183,683    $ 278,998
        Charge-offs                                (20,810)     (28,165)    (184,608)
        Recoveries                                   7,911        3,828        8,293
        Provisions for losses                       87,000       62,010       81,000
                                                 -----------------------------------

      Balance, end of year                       $ 295,457    $ 221,356    $ 183,683
                                                 ===================================


7.    Real Estate Owned
      -----------------

      Real estate owned consisted of real estate acquired by foreclosure at March 31, 1997 and 1996:

      Activity in the allowance for losses on real estate owned and similar assets for the years ended March 31, 1997, 1996 and 1995 is shown below.

                                                                         1997         1996         1995
                                                                       --------     --------     --------

      Balance, beginning of year                                       $ 23,000     $ 20,000     $ 18,664
        Provision for losses, included in real estate owned expense          --       38,789       20,000
        Charge-downs                                                    (23,000)     (35,789)     (18,664)
                                                                       ----------------------------------

      Balance, end of year                                             $     --     $ 23,000     $ 20,000
                                                                       ==================================

      In addition to the provision for losses reflected above, amounts shown as "real estate owned" expense on the consolidated statements of income include taxes, insurance and other holding costs incurred by the Bank.


8.    Bank Premises and Equipment
      ---------------------------

      Bank premises and equipment at March 31, 1997 and 1996 consisted of the following:

                                                                  1997           1996
                                                              -----------    ------------

            Building and improvements                         $ 1,288,397    $  1,284,371
            Land and land improvements                            194,860         189,612
            Furniture, fixtures and equipment                     635,998         389,303
                                                              ---------------------------

                                                                2,119,255       1,863,286
      Less accumulated depreciation                               538,965         476,697
                                                              ---------------------------

      Net bank premises and equipment                         $ 1,580,290     $ 1,386,589
                                                              ===========================


9.    Deposits
      --------

      Demand deposits include $429,273 and $578,289 of official and other outstanding checks drawn on the Bank at March 31, 1997 and 1996, respectively.

      Certificates of deposit in excess of $100,000 totalled approximately $2,636,052 at March 31, 1997 and $2,005,023 at March 31, 1996.

      Scheduled maturities for certificates of deposit at March 31, 1997 are as follows:

             Year Ending
             --------------

             March 31, 1998                                 $ 19,333,540
             March 31, 1999                                    2,734,896
             March 31, 2000                                    2,717,624
             March 31, 2001                                      634,409
             March 31, 2002                                      127,118
             Thereafter                                           12,245

      Interest expense by type of deposit is shown below.

                                                      1997           1996           1995
                                                   -----------    -----------    -----------

      NOW accounts                                 $    70,486    $    72,855    $    66,917
      Savings                                          135,482        128,570        139,157
      Money market deposit accounts                    188,740        209,556        123,373
      Certificates of deposit                        1,514,948      1,561,752      1,179,837
                                                   -----------------------------------------

                                                   $ 1,909,656    $ 1,972,733    $ 1,509,284
                                                   =========================================

      The weighted average interest rates at March 31, 1997 are as follows: NOW accounts - 2.22%; savings - 2.79%; money market deposit accounts - 4.12% and certificates of deposit - 5.95%.


10.   Advances From Federal Home Loan Bank
      ------------------------------------

      Advances from the Federal Home Loan Bank (FHLB) at March 31, 1997 and 1996 consisted of the following:

                                                         1997                            1996
                                             -----------------------------    --------------------------
                                               Interest                        Interest
                                                 Rates          Balance          Rates         Balance
                                             -------------    ------------    -----------    -----------

      Advances maturing within:
        One year                             5.42% - 5.99%    $  6,750,000    4.5% - 6.0%    $ 4,525,000
        Two years                            5.56% - 7.12%       3,475,000           7.1%        500,000
        Three years                                    --               --    5.6% - 6.0%      2,225,000
        After three years                    2.00% - 6.15%       1,215,000           2.0%        215,000
                                                              ------------                   -----------

                                                              $ 11,440,000                   $ 7,465,000
                                                              ============                   ===========

      The FHLB advances are generally secured by a blanket lien and not by any specific collateral. However, the Company is required to maintain an amount of qualified collateral at least sufficient to satisfy the regulatory collateral maintenance level. At March 31, 1997, the Bank's limitation on advances from the FHLB approximated $29,000,000.

      Additionally, the Bank has available a line of credit for short-term borrowings under the FHLB "Ideal Way" program totalling approximately $1,050,000. Federal Home Loan Bank stock is pledged to secure borrowings under this line. There were no borrowings under this line at March 31, 1997 or 1996.


11.   Income Taxes
      ------------

      Income tax expense (benefit) for the years ended March 31, 1997, 1996 and 1995 consisted of the following:

                                                       1997         1996         1995
                                                     ---------    ---------    ---------

            Currently payable:
              Federal                                $ 140,933    $ 146,300    $ 211,668
              State                                      7,000        8,694       10,806
                                                     -----------------------------------

                                                       147,933      154,994      222,474
            Deferred                                    (4,000)       2,000       26,000
                                                     -----------------------------------

                                                     $ 143,933    $ 156,994    $ 248,474
                                                     ===================================

      Income taxes were computed as follows:

                                                            Year Ended March 31,
                                                     -----------------------------------
                                                       1997         1996         1995
                                                     ---------    ---------    ---------

      At federal statutory rates                     $ 131,481    $ 156,550    $ 243,389
      State taxes, net of federal tax effect             4,620        5,738        7,132
      Other, net                                         7,832       (5,294)      (2,047)
                                                     -----------------------------------

                                                     $ 143,933    $ 156,994    $ 248,474
                                                     ===================================

      At March 31, 1997 and 1996, the net deferred tax asset consisted of:

                                                                            1997         1996
                                                                          ---------    ---------

      Deferred tax assets, primarily related to loan loss reserves
       and deferred loan fees                                             $ 128,100    $ 121,300
      Deferred tax liabilities, primarily related to depreciation           (30,100)     (27,300)
                                                                          ----------------------

                                                                          $  98,000    $  94,000
                                                                          ======================

      Retained earnings at March 31, 1997 included approximately $590,000 representing bad debt deductions allowed for tax purposes, for which no provision for income taxes has been made. If this portion of retained earnings is reduced for any purpose other than to absorb losses, income taxes would be imposed at the then applicable rates.


12.   Other Expenses
      --------------

      Included in other expenses for the years ended March 31, 1997, 1996 and 1995 are:

                                                   1997         1996         1995
                                                 ---------    ---------    ---------

      Advertising                                $  25,678    $  30,524    $  24,217
      Taxes (other than income taxes)               61,191       50,553       39,393
      Data processing                              200,351      111,404       87,319
      Stockholder expenses                          58,456       53,017       33,163
      Audit and examination                         41,225       43,250       35,355
      Legal expense                                 17,912       14,528       17,947
      Other                                        254,993      244,676      199,325
                                                 -----------------------------------

                                                 $ 659,806    $ 547,952    $ 436,719
                                                 ===================================


13.   Retirement Plans
      ----------------

      Pension Plan
      ------------

      The Company participates in an industry-sponsored defined benefit pension plan. This noncontributory plan includes all employees who meet age and years of service requirements. Pension expense totalled $34,968, $27,631 and $19,140 for the years ended March 31, 1997, 1996 and 1995, respectively.

      The plan's assets are invested in fixed income securities and common stocks. Information relative to the Company's portion of accumulated plan benefits and assets available for benefits is not available. However, the latest annual report for the entire plan indicates that, as of June 30, 1996, net assets available for benefits (approximately $1,474 million) exceeded the actuarial present value of accumulated plan benefits by approximately $385 million. The actuarial present value of accumulated plan benefits is based upon a discount rate of 7.5%.

      401(k) Plan
      -----------

      The Company offers a 401(k) plan to its employees and contributes a matching amount to participants; this matching amount is a portion of the employees' contribution. The Company's contributions in 1997 and 1996 were $11,106 and $-0-, respectively.


14.   Commitments and Contingencies
      -----------------------------

      Unfunded loan commitments expose the Company to credit risk in excess of amounts recognized in the accompanying consolidated balance sheets. Total credit exposure related to these items is summarized below.

                                                                    March 31,
                                                           --------------------------
                                                              1997           1996
                                                           -----------    -----------

      Commitments for new loans                            $   428,500    $   462,000
      Unused home equity and other lines of credit           1,504,325      1,419,329
      Unfunded construction loans                              908,758        213,999
                                                           --------------------------

                                                           $ 2,841,583    $ 2,095,328
                                                           ==========================

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


15.   Stock Option Plan
      -----------------

      The Company has a stock option plan under which an amount equal to 10% of the common stock of the Company is reserved for future issuance upon exercise of stock options granted to certain members of the Board of Directors, senior management and employees. The plan was initiated in November 1989 and became effective in July 1990 upon ratification by a vote of the stockholders. A summary of options granted (all of which were granted at market price on the date of grant), exercised and expired during 1997, 1996 and 1995 appears below.

                                                                         Per Share Option Price
                                                             (Adjusted for 1994 and 1996 Stock Dividends)
                                                      ------------------------------------------------------------      Total
      Exercise Price:                                 $7.40      $9.48     $9.94      $11.21     $12.21     $14.05     Options
                                                      ------     -----     -----      ------     ------     ------     -------

      Outstanding option shares, April 1, 1994         9,587     2,135       618       5,272        836         --      18,448

      Issued - 1995                                       --        --        --          --         --      1,852       1,852
        Exercised - 1995                              (5,122)     (515)       --        (412)        --         --      (6,049)
        Cancelled - 1995                                 (36)       --        --        (416)      (836)        --      (1,288)
                                                      ------------------------------------------------------------------------

      Outstanding option, shares March 31, 1995
       (all exercisable)                               4,429     1,620       618       4,444         --      1,852      12,963
      Exercised - 1996                                (1,072)       --        --        (100)        --         --      (1,172)
      Adjustment for stock dividend                      169        78        30         212         --         91         580
                                                      ------------------------------------------------------------------------

      Outstanding option shares, March 31, 1996
       (all exercisable)                               3,526     1,698       648       4,556         --      1,943      12,371
      Exercised - 1997                                  (435)     (398)     (648)       (877)        --        (50)     (2,408)
                                                      ------------------------------------------------------------------------

      Outstanding option shares, March 31, 1997
       (all exercisable)                               3,091     1,300        --       3,679         --      1,893       9,963
                                                      ========================================================================

      Options expire in                                 1999      2002      2002        2003                  2005

      The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation for all awards of stock options made after April 1, 1996. There were no such awards in fiscal year 1997. In accordance with this Statement, the Company will be required to disclose pro forma effects of stock-based compensation on net income if any awards are granted in the future; as permitted by the Statement, the Company will continue to account for these options under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.


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

      Cash, Due from Banks and Federal Funds Sold
      -------------------------------------------

      The fair value of cash, due from banks and federal funds sold approximates their relative book values at March 31, 1997 and 1996, as these financial instruments have short maturities.

      Time Deposits
      -------------

      The fair value of time deposits is based on the discounted cash flows of the deposits using estimated market discount rates that reflect the interest rate risk inherent in the time deposit.

      Investment Securities and Mortgage-Backed Securities
      ----------------------------------------------------

      The fair value of investment securities and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers at or near March 31, 1997 and 1996, except for FHLB stock which is valued at its cost since there is no market.

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

      Deposit Liabilities
      -------------------

      The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of March 31, 1997 and 1996. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

      The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered at March 31, 1997 and 1996, the fair value of the Bank's net assets would increase.

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

      The carrying and estimated fair values of financial instruments at March 31, 1997 and 1996 are summarized below, in thousands of dollars:

                                                                1997                     1996
                                                        --------------------     --------------------
                                                        Carrying      Fair       Carrying      Fair
                                                         Value       Value        Value       Value
                                                        --------    --------     --------    --------

      Assets:
        Cash and cash equivalents                       $  3,136    $  3,136     $  2,727    $  2,727
        Time deposits                                      1,089       1,093        1,781       1,787
        Investments and mortgage-backed securities         3,390       3,352        4,652       4,610
        Loans and loans held for sale                     49,044      49,663       43,025      43,034
        Accrued interest receivable                          304         304          315         315

      Liabilities:
        Deposit liabilities                               42,181      42,301       41,817      41,865
        Borrowed funds                                    11,440      11,280        7,465       7,354


17.   Mid-Coast Bancorp, Inc.
      -----------------------

      Condensed financial statements for Mid-Coast Bancorp, Inc. at March 31, 1997 and 1996 and for the years ended March 31, 1997, 1996 and 1995 are presented below.

                                 Balance Sheets

                                                                    1997           1996
                                                                 -----------    -----------
      Assets:
        Due from the Bank                                        $    51,568    $     3,124
        Investment in the Bank                                     5,025,628      4,922,953
                                                                 --------------------------

            Total assets                                         $ 5,077,196    $ 4,926,077
                                                                 ==========================

      Liabilities and stockholders' equity:
        Accounts payable                                         $     1,651    $        --
        Stockholders' equity                                       5,075,545      4,926,077
                                                                 --------------------------

            Total liabilities and stockholders' equity           $ 5,077,196    $ 4,926,077
                                                                 ==========================

                            Statements of Operations

                                                                     1997         1996         1995
                                                                   ---------    ---------    ---------

      Operating expenses                                           $   9,900    $  15,125    $   8,510
                                                                   -----------------------------------

      Loss before equity in earnings of subsidiary                    (9,900)     (15,125)      (8,510)

      Equity in earnings of subsidiary:
        Remitted                                                     150,000           --      100,000
        Unremitted                                                   102,675      318,572      375,885
                                                                   -----------------------------------

                                                                     252,675      318,572      475,885
                                                                   -----------------------------------

     Net income                                                    $ 242,775    $ 303,447    $ 467,375
                                                                   ===================================


                            Statements of Cash Flows

                                                                      1997         1996         1995
                                                                    ---------    ---------    ---------

      Cash flows from operating activities:
        Net income                                                  $ 242,775    $ 303,447    $ 467,375
        Adjustments to reconcile net income to net cash
         used by operating activities:
          Equity in unremitted earnings of subsidiary                (102,675)    (318,572)    (375,885)
                                                                    -----------------------------------

        Net cash provided (used) by operating activities              140,100      (15,125)      91,490

      Cash flows from financing activities:
        Issuance of common stock                                       23,895        9,395       44,569
        Increase in due to the Bank                                     1,651           --           --
        Dividends paid                                               (117,202)    (109,362)     (86,442)
                                                                    -----------------------------------

        Net cash used by financing activities                         (91,656)     (99,967)     (41,873)
                                                                    -----------------------------------

      Net increase in cash and due from banks                          48,444     (115,092)      49,617

      Cash and due from banks at beginning of year                      3,124      118,216       68,599
                                                                    -----------------------------------

      Cash and due from banks at end of year                        $  51,568    $   3,124    $ 118,216
                                                                    ===================================



Stockholders' Information

Directors

Waite W. Weston
Chairman of the Board
Owner, Weston's Hardware

Robert W. Spear
Vice Chairman of the Board
Owner, Spear Farm, Inc.

Wesley E. Richardson
President, Chief Executive Officer and
Treasurer of the Bank

Samuel Cohen
Attorney at Law

Lincoln Davis, III
Owner, Stetson & Pinkham Mercury

Ronald E. Dolloff
Retired Principal

Maynard Prock
Owner, Prock Marine

Sharon E. Crowe
Public Relations, Sebasticook County Hospital

Lincoln O. Orff
Real Estate Broker


Executive Officers

Wesley E. Richardson
President, Chief Executive Officer and
Treasurer

Robert E. Carter, Jr.
Vice President



Transfer Agent and Registrar
Inquiries regarding stockholder administration and services should be directed to:

         American Stock Transfer and Trust Company
         40 Wall Street
         New York, New York 10005
         (800) 937-5449

Independent Auditors
Baker Newman & Noyes,
   Limited Liability Company
100 Middle Street
Portland, Maine 04101
(207) 879-2100

Legal Counsel
Thacher Proffitt & Wood
1500 K Street, N.W., Suite 200
Washington, D.C.  20005
(202) 347-8400

Stock Information

The Bank's Common Stock trades on
the NASDAQ Smallcap System under
the symbol "MCBN."

Investor Relations
Inquiries regarding Mid-Coast
Bancorp Inc. should be directed to:

         Robert E. Carter, Jr.
         Mid-Coast Bancorp, Inc.
         c/o The Waldoboro Bank, F.S.B.
         1768 Atlantic Highway
         P.O. Box 589
         Waldoboro, Maine 04752

Annual Meeting of Stockholders
The Bank's Annual Meeting of Stockholders will be held at 3:00 p.m. Eastern Standard time on Wednesday, July 16, 1997, at the Samoset Resort, Rockport, Maine. Holders of common stock as of the close of business on June 2, 1997 will be eligible to vote.