Form 10KSB, Exhibit 13
period 1998-03-31
MID COAST BANCORP INC
filed 1998-06-29
CIK 851785

To Our Shareholders:

      Shareholder value, expansion, technology and growth of core services were the themes that made fiscal 1998 a successful year. During the past year our shareholders gained nearly $5.5 million in value. We are pleased with this growth, and will continue to focus on developing and implementing strategies to provide long term growth for Mid-Coast and its shareholders. As part of this plan the bank completed a 3 for 1 stock split on March 31, 1998 aimed at providing additional liquidity for Mid-Coast Bancorp, Inc.

      As it completes its third year of operation, we remain pleased with the success of the Rockland branch. On May 20th, 1998 we opened our latest branch in Belfast. Although this expansion moves the bank into an entirely new market area, we are confident that our people and products will make this move successful. In addition, the bank has applied to the OTS for approval to open a branch in Jefferson. Assuming approval, we anticipate the project will move rapidly forward with an opening in August 1998.

      Technology will continue to play a paramount role in the future of banking. Since our technology conversion in February of 1997, the Bank has focused on maintaining and upgrading its equipment, so as to remain at the forefront of banking technology.

      Core service growth is at the heart of the success for the Bank. Our goal firmly remains aimed at increasing checking account business, while developing multiple relationships with our customers. This deposit relationship coupled with developing and pricing of loan products for the needs of mid-coast Maine is the formula we believe will make Mid-Coast Bancorp successful well into the next century.

      Net income for the fiscal year ended March 31, 1998 was $475,616 representing $0.68 per share-basic or $0.67 per share diluted. Fiscal 1998's income represented an increase of $232,841 over the year ended March 31, 1997. The significance of the increase was effected by the SAIF payment made in fiscal 1997. Fiscal 1998 earnings without the assessment still represent a 19% increase over the previous year. Additional highlights include: a $4.1 million increase in assets, a 6.6% increase in net interest income, a 29% increase in other income and a 5.2% increase in total stockholder's equity.

      The communities that we serve are comprised of various civic groups, agencies, schools, and other non-profit organizations. The Bank remains committed to providing financial support for these groups. Equally as important is our staff and the countless hours of volunteer work they provide. We are extremely proud of their efforts and will continue to maintain our support in the Mid-Coast region.

      On behalf of the Board of Directors, I would like to express my sincere thanks to all our management and staff. To our shareholders, I appreciate your continued commitment and support of Mid-Coast Bancorp, Inc.

                                       Sincerely,

                                       MID-COAST BANCORP, INC

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

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The following tables set forth selected consolidated financial and other data of the Holding Company at the dates and for the years indicated and should be read in conjunction with the Holding Company's Consolidated Financial Statements and accompanying notes thereto and other financial information included elsewhere herein.

                                                                 At March 31,
                                  -----------------------------------------------------------------------
                                     1998           1997           1996           1995           1994
                                  -----------------------------------------------------------------------
Financial condition data:
  Loans, net                      $50,213,531    $48,979,032    $42,465,559    $43,358,622    $42,746,098
  Other interest-Earning
   assets                           9,362,898      6,523,454      9,422,891      7,125,838      5,381,549
  Total assets                     63,015,163     58,925,368     54,362,066     52,749,000     49,685,023
  Deposits                         45,171,416     42,180,698     41,816,902     37,121,110     35,023,932
  Borrowings                       12,190,000     11,440,000      7,465,000     10,715,000     10,215,000
  Stockholders' equity            $ 5,340,735    $ 5,075,545    $ 4,926,077    $ 4,722,596    $ 4,297,094

                                                   For the Years Ended March 31,
                                ------------------------------------------------------------------
                                   1998          1997          1996          1995          1994
                                ------------------------------------------------------------------
Operating data:
  Interest income               $4,917,589    $4,588,646    $4,389,689    $3,939,940    $3,728,547
  Interest expense               2,623,506     2,436,580     2,485,256     2,007,051     1,904,185
                                ------------------------------------------------------------------
  Net interest income            2,294,083     2,152,066     1,904,433     1,932,889     1,824,362
  Provision for loan Losses         73,000        87,000        62,010        81,000       140,000
  Other income                     303,286       235,021       183,277       157,268       181,717
  Other expense                  1,809,874     1,913,379     1,565,259     1,293,308     1,167,565
                                ------------------------------------------------------------------
  Income before Income taxes       714,495       386,708       460,441       715,849       698,514
  Income tax expense               238,879       143,933       156,994       248,474       232,462
                                ------------------------------------------------------------------
  Income before Accounting
   change                          475,616       242,775       303,447       467,375       466,052
  Change in accounting (1)              --            --            --            --        47,000
                                ------------------------------------------------------------------
  Net income                    $  475,616    $  242,775    $  303,447    $  467,375    $  513,052
                                ==================================================================

                                           For the Years Ended March 31,
                                   ----------------------------------------------
                                    1998      1997      1996      1995      1994
                                   ----------------------------------------------
Basic earnings per share(2):
Income before Accounting change    $  .68    $  .35    $  .44    $  .69    $  .70

Change in accounting (1)               --        --        --        --       .07
                                   ----------------------------------------------
Net income per share               $  .68    $  .35    $  .44    $  .69    $  .77
                                   ==============================================

Diluted earnings per share(2):
Income before Accounting change      0.67      0.34      0.43      0.67      0.68
Change in accounting (1)               --        --        --        --      0.07
                                   ----------------------------------------------
Net income per share               $ 0.67    $ 0.34    $ 0.43    $ 0.67    $ 0.75
                                   ==============================================

                                               For the Years Ended March 31,
                                        ------------------------------------------
                                         1998     1997     1996     1995     1994
                                        ------------------------------------------
Statistical data (3):
  Interest rate spread                   3.63%    3.67%    3.30%    3.56%    3.53%
  Net yield on average earning assets    3.99     4.07     3.68     3.88     3.83
  Return on average assets               0.78     0.43     0.56     0.90     1.04

  Return on average equity               9.06     4.74     6.28    10.38    12.54

  Average equity to average assets       8.62     9.12     8.92     8.67     8.27
  Dividend payout ratio                 25.61    48.27    35.30    18.50    11.92


<F1>  Represents cumulative effect of adoption of FASB Statement No. 109-
      "Accounting For Income Taxes."
<F2>  All years restated to reflect 3 for 1 stock split in 1998 and 5% stock dividend in 1996, and the adoption of FASB Statement No. 128-"Earnings per Share".
<F3>  Average balances were computed using month end amounts.


GENERAL

      The following discussion should be read in conjunction with the consolidated financial statements and related notes included in this report. The financial condition and results of operations of the Holding Company reflect the operations of its subsidiary, The Waldoboro Bank, F.S.B. (the "Bank").

      The Holding Company's net income depends largely upon net interest income of the Bank, which is the difference between interest income from loans and investments (interest-earning assets) and interest expense on deposits and borrowed funds (interest-bearing liabilities). Net interest income is significantly affected by general economic conditions, policies established by regulatory authorities and competition. Other factors having a major impact on net income include the provision for loan losses, gains and losses on sales of loans, and operating expenses. The Bank seeks to reduce the vulnerability of its operations to changes in interest rates, its interest rate exposure, by managing the nature and composition of the Bank's interest-earning assets and interest-bearing liabilities.

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

FINANCIAL CONDITION

      Total assets at March 31, 1998 were $63,015,163, an increase of $4,089,795 from March 31, 1997. Asset increases include $1,387,000 in time deposits, $325,379 in investments available for sale, $1,234,499 in net loans and a $845,000 increase in federal funds sold.

      The Bank had, as of March 31, 1998, a net loan portfolio of $50,213,531, representing 80% of total assets. Stockholders' equity at year end was $5,340,735, an increase of $265,190 from March 31, 1997, as a result of 1998 net income after dividends, on options exercised, and effects of stock award program. As discussed under "Liquidity and Capital Resources," the Bank's capital is substantially in excess of all applicable regulatory requirements.

ASSET/LIABILITY MANAGEMENT

      The goal of the Bank's asset/liability policy is to manage its exposure to interest rate risk. The principal focus of the Bank's strategy has been to reduce its exposure to interest rate fluctuations by matching more closely the effective maturities and repricing dates of its assets and liabilities. Currently the Bank's liabilities are more rate sensitive than its assets. To that end, the Bank has focused its asset/liability strategy toward maintaining a high percentage of adjustable rate loans in its residential and commercial mortgage portfolios.

      At March 31, 1998, the adjustable rate loans in the residential mortgage loan portfolio amounted to $24.0 million or 71.0% and adjustable rate loans in the commercial loan portfolio amounted to $6.0 million or 63.0%. The Bank's strategy regarding liabilities is to attempt to restructure its deposits by increasing NOW and savings accounts and decreasing certificates of deposit. Currently, certificates of deposit represent $28.0 million or 62.0% of the Bank's deposits.

      During fiscal 1998, the interest rate environment remained relatively stable. This allowed the bank to maintain a consistent interest rate spread. However, in a declining interest rate environment the Bank's interest rate spread would increase because liabilities would be repricing faster than assets for the same period. In contrast, in a rising rate environment the spread would decrease resulting in an adverse effect on the Bank's net interest income.

NONPERFORMING ASSETS

      A summary of nonperforming assets for the last three years is shown below.

                                                                     At March 31,
                                                          ----------------------------------
                                                            1998         1997         1996
                                                          ----------------------------------
Nonperforming loans:
  Mortgage loans in process of foreclosure                $     --     $     --     $160,919
  Loans more than 90 days past due and still accruing       69,570           --           --
  Nonaccrual loans                                         225,056      145,466      214,419
                                                          ----------------------------------

Total nonperforming loans                                  294,626      145,466      375,338

Real estate owned, net                                      70,383       91,823      224,137
                                                          ----------------------------------

Total nonperforming assets                                $365,009     $237,289     $599,475
                                                          ==================================

Ratio of nonperforming loans to total loans                   0.58%        0.29%        0.88%
Ratio of nonperforming assets to total assets                 0.58%        0.40%        1.10%

      The accrual of interest income is discontinued when a loan becomes delinquent and in management's opinion is deemed uncollectible in whole or in part as to principal and/or interest. In these cases, interest on such loans is recognized only when received. It is the policy of the company to generally place all loans which are 90 days or more past due on nonaccrual status, unless in management's judgement the loan is well secured and in the process of collection.

      At March 31, 1998, the holding company had $69,570 of accruing loans which were 90 days or more delinquent as compared to no such loans at March 31, 1997 or 1996. Unrecognized interest income on all loans on non-accrual status at March 31, 1998 totaled $17,089.

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

                                   Year Ended March 31, 1998            Year Ended March 31, 1997
                               ----------------------------------   ---------------------------------
                                 Average                   Yield/     Average                  Yield/
                                 Balance       Interest     Rate      Balance       Interest    Rate
                               ----------------------------------------------------------------------
Interest-earning assets:
  Loans                        $49,601,915    $4,464,822   9.00%    $45,541,246    $4,155,451    9.12%
  Interest bearing &
   Time deposits                 1,559,093        87,522   5.61%      1,213,001        66,307    5.47%
  Federal funds sold             2,806,836       155,004   5.52%      1,461,338        76,435    5.23%
  Investments & mortgage-
   Backed securities             3,487,291       210,241   6.03%      4,687,712       290,453    6.20%
                               -------------------------            -------------------------
Total interest-earning
 assets                         57,455,135     4,917,589   8.56%     52,903,297     4,588,646    8.67%
Other assets:
  Allowance for loan losses       (318,443)                            (269,238)
  Cash and due from banks        1,158,854                              870,617
  Fixed assets                   1,539,018                            1,451,401
  Other assets                   1,093,918                            1,163,155
                               -----------                          -----------
Total assets                   $60,928,482                          $56,119,232
                               ===========                          ===========
Interest-bearing liabilities:
  NOW, savings & money
   Market accounts              14,626,501       419,661   2.87%     13,218,258       394,708    2.99%
  Certificates of deposit       27,352,018     1,544,788   5.65%     26,255,429     1,514,948    5.77%
  Borrowings                    11,185,205       659,057   5.89%      9,226,284       526,924    5.71%
                               ----------------------------------------------------------------------
Total interest-bearing
 liabilities                    53,163,724     2,623,506   4.93%     48,699,971     2,436,580    5.00%
Other liabilities:
  Demand deposits                2,187,357                            2,113,328
  Other liabilities                325,651                              187,113
                               -----------                          -----------
Total liabilities               55,676,732                           51,000,412

Stockholders' equity             5,251,750                            5,118,820
                               -----------                          -----------
Total liabilities and
 stockholders' equity          $60,928,482                          $56,119,232
                               ===========                          ===========
                                              ----------                           ----------
Net interest income                           $2,294,083                           $2,152,066
                                              ==========                           ==========
Interest rate spread                                       3.63%                                 3.67%
Net interest income as a
 percentage of average
 interest-earning assets                                   3.99%                                 4.07%

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

                                     Year Ended March 31, 1998            Year Ended March 31, 1997
                                         Compared to 1997                     Compared to 1996
                                        Increase (Decrease)                  Increase (Decrease)
                                 ---------------------------------    --------------------------------
                                  Volume       Rate          Net       Volume       Rate         Net
                                 ---------------------------------------------------------------------

Interest on interest-earning
 assets:
  Loans                          $364,619    $(55,248)    $309,371    $146,093    $ 43,758    $189,851
  Interest-bearing & time
   deposits                        19,384       1,831       21,215       6,342       8,517      14,859
  Federal funds sold               74,079       4,490       78,569     (37,795)    (15,922)    (53,717)
  Investments & mortgage-
   backed securities              (72,562)     (7,650)     (80,212)      4,849      43,115      47,964
                                 ---------------------------------------------------------------------
  Total Interest Income          $385,520    $(56,577)    $328,943    $119,489    $ 79,468  $  198,957
                                 ---------------------------------------------------------------------

Interest on interest-bearing
 liabilities:
  Savings, NOW, & money
   Market deposit accounts         39,448     (14,495)      24,953      34,403     (50,676)    (16,273)
  Certificates of deposit          60,554     (30,714)      29,840      (4,685)    (42,119)    (46,804)
  Borrowings                      114,963      17,170      132,133      (1,500)     15,901      14,401
                                 ---------------------------------------------------------------------
  Total Interest Expense          214,965     (28,039)     186,926      28,218     (76,894)    (48,676)
                                 ---------------------------------------------------------------------

NET INTEREST INCOME              $170,555    $(28,538)    $142,017    $ 91,271    $156,362  $  247,633
                                 =====================================================================

                            RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED MARCH 31, 1998 AND 1997

NET INCOME

      Net income for the year ended March 31, 1998 amounted to $475,616. This represents a 96% increase compared to fiscal 1997 income of $242,775. It should be noted that fiscal 1997 income was effected by the one-time assessment paid to recapitalize SAIF. Without the SAIF assessment, fiscal 1998 earnings would have increased 19% over the previous fiscal year.

      Highlights comparing fiscal 1998 to 1997 include: an increase in total interest income of $328,943 or 7.2%, an increase in total interest expense of $186,926 or 7.7%, an increase in net interest income of $142,017 or 6.6%, an increase in other income of $68,265 or 29.1% and a decrease in other expenses of $103,505 or 5.4%. These highlights will be explained in greater detail throughout the remainder of the results of operations.


INTEREST INCOME

      Total interest income for the year ended March 31, 1998 increased $328,943 or 7.2% compared to the previous fiscal year. The increase is partially related to an increase of $4.1 million or 8.9% in the average balances of mortgage, consumer and commercial loans compared to the previous fiscal year. Additionally, other interest income which is comprised of interest on Federal funds sold and interest-bearing time deposits, increased due to an increase in the volume on those assets; however, offsetting this was a decrease in interest on investments due to a decrease in the average balance of investments.


INTEREST EXPENSE

      Total interest expense for the year ended March 31, 1998, increased $186,926 or 7.7% from March 31, 1997. This increase is primarily due to increases in the average balances in certificates of deposit and borrowings, which is partially offset by a reduction in rates.


PROVISION FOR LOAN LOSSES

      The Bank's provision for loan losses was $73,000 for the year ended March 31, 1998, compared to $87,000 for the previous year. Combined with net charge-offs, this resulted in an allowance for loan losses of $346,896 or a 17.4% increase over the previous fiscal year. Management has increased the allowance for loan losses to account for the growth in the commercial loan portfolio.

      The allowance for loan losses to non-performing loans was 118% at March 31, 1998 compared with 203% a year ago. Management believes that the provision for loan losses is adequate based on the Bank's historical loan loss ratios and the commensurate risk associated with the loan portfolio.

OTHER INCOME

      Other income for the year ended March 31, 1998 was derived primarily from gains on sales of loans and fee income. Other income increased $68,265 or 29.1% compared to the same period last year. The increase in gain on sales of loans consisted primarily of loans sold to secondary market sources. The increase in fee income was primarily generated by the growth of checking accounts which generated fee income, primarily relating to the collection of overdraft fees.


OTHER EXPENSES

      Other expenses consists primarily of the Bank's general and administrative expenses. Other expenses decreased $103,505 or 5.4% compared to March 31, 1997. This decrease is due primarily to the one-time assessment the Bank paid in fiscal 1997. Without the assessment other expenses would have increased $137,894 or 8.25%. The increase is primarily related to compensation of directors, officers and staff, due to an additional staff person, regular scheduled salary increases, and expenses related to the Recognition and Retention Plan. In addition, occupancy and equipment expenses increased due to depreciation on new equipment and other expenses increased due to added telephone, office supplies, postage, and real estate taxes. Other expenses are likely to increase during fiscal year 1999 due to the additional expenses associated with the new branches.


INCOME TAX EXPENSE

      The provision for income tax for the year ended March 31, 1998, was $238,879 an increase of $94,946 or 66.0% from the previous year. See note 6 to the consolidated financial statements for further information regarding income taxes.


COMPARISON OF YEARS ENDED MARCH 31, 1997 AND 1996

NET INCOME

      Net income for the year ended March 31, 1997, amounted to $242,775, a decrease of $60,672 or 20% as compared with $303,447 for the year ended March 31, 1996, primarily as a result of the one time assessment of $241,299 to recapitalize the SAIF.

      Details of changes from the year ended March 31, 1997, from March 31, 1996, include an increase in total interest income of $198,957 or 4.5%, a decrease in total interest expense of $48,676 or 2%, a increase in the provision for loan losses of $24,990 or 40.3%, an increase in other income of $51,744 or 28.2%, an increase in other expenses of $348,120 or 22.2%, due in part to the one-time assessment of $241,299 paid to recapitalize SAIF, mentioned previously, and an income tax expense decrease of $13,061 or 8.3%.

INTEREST INCOME

      Total interest income for the year ended March 31, 1997, increased $198,957or 4.5% to $4,588,646 from $4,389,689 for the year ended March 31,
1996. This increase is partially the result of increases in the yield on adjustable rate mortgages due to periodic rate adjustments, increases in the yield of secured consumer loans and an increased volume of commercial mortgage loans. Additionally, other interest income, which is comprised of interest on other interest-earning assets increased due to an increase in the yield on those assets.


INTEREST EXPENSE

      Total interest expense for the year ended March 31, 1997, decreased $48,676 or 2% to $2,436,580 from $2,485,256 for the year ended March 31,
1996. This decrease is caused primarily by decreased rates paid on deposits, partially offset by an increase in the average balance of total interest-bearing deposits and an increase on the rates on borrowings.


PROVISION FOR LOAN LOSSES

      The Bank increased its provision for loan losses to $87,000 for the year ended March 31, 1997, from $62,010 for the year ended March 31, 1996, resulting in an allowance for loan losses of $295,457 at March 31, 1997, an increase of $74,101 from the previous year. This increase is primarily due to the increased origination of commercial mortgage loans by the Bank. Management believes that the Bank's total allowance for losses on loans is adequate and commensurate with the risks associated with the loan portfolio.


OTHER INCOME

      Other income consists primarily of fee income and gains on sales of loans. Other income increased $51,774 or 28.2% to $235,021 for the year ended March 31, 1997, from $183,277 for the year ended March 31, 1996. The increase is attributable to the imposition of a new fee structure and increase in the number of checking accounts, both of which result in an increase in fee income specifically relating to the collection of overdraft fees.


OTHER EXPENSES

      Other expenses consist primarily of the Bank's general and administrative expenses. Other expenses increased $348,120 or 22.2% for the year ended March 31, 1997, from $1,565,259 for the year ended March 31, 1996, due primarily to the one-time charge of $241,299 to recapitalize SAIF. The remaining portion of the increase was comprised mainly of one-time costs totaling $88,947 in data processing charges related to the Bank's computer conversion process.

INCOME TAX EXPENSE

      The provision for income tax for the year ended March 31, 1997, was $143,933, a decrease of 8.3% from the previous year. The effective tax rate for the year was 37.2%. See note 6 to consolidated financial statements for further information regarding income taxes.


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

      During the past several years, the Bank has used funds primarily to meet its ongoing commitments to fund maturing time deposits and savings withdrawals, to fund existing and continuing loan commitments and to maintain liquidity. The Bank has periodically supplemented its liquidity needs with advances from the FHLB. The Bank's current borrowing capacity exceeds $28,000,000. At March 31, 1998 the Bank's borrowings from the FHLB were $12.2 million.

      At year end March 31, 1998, stockholders' equity was $5,340,735 or 8.48% of assets compared to $5,075,545 or 8.61% at March 31, 1997. The Bank is required to maintain specified amounts of capital pursuant to federal regulations. At year end March 31, 1998 the Bank's capital substantially exceeded core capital, tangible capital and risk based capital regulatory requirements. See note 11 to the consolidated financial statements for further information.


YEAR 2000

      The Holding Company has conducted a review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed a plan to resolve the issue. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Holding Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

      The Holding Company presently believes that because of the conversion to new software in fiscal 1997, the Year 2000 problem will not pose significant operational problems for the Holding Company's and the Bank's computer systems or material costs to be incurred. The Holding Company has plans to complete testing of its software and hardware on-site by December 31, 1998. Also, the Bank's loan portfolio is not significantly concentrated with any single borrower (at March 31, 1998, the largest commercial loan relationship was $595,000) and consists largely of loans secured by real estate. These factors help mitigate year 2000 risks pertaining to the valuation of the loan portfolio. The Bank is currently contacting its significant loan customers regarding their Year 2000 status and plans. The Holding Company does not anticipate any material concerns regarding other customers or vendors. It should also be noted that the Bank's regulatory agency, the Office of Thrift Supervision, has been monitoring, and plans to continue such monitoring, the Bank's progress in addressing year 2000 matters.


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

PART II

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

      On March 31, 1998, there were 711,960 shares of the Holding Company's Common Stock outstanding held by approximately 395 holders of record. Also at such date, the Holding Company had granted options to purchase 12,246 shares of the Holding Company's Common Stock.

      The following table shows market price information for the Holding Company's Common Stock. The prices set forth below represent the high and low bid prices of the Holding Company's stock during the periods indicated. Such over the counter market quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not necessarily represent actual transactions. The Holding Company's common stock is traded on the Nasdaq SmallCap Market under the symbol "MCBN."

                                                          Cash
                                                       Dividends
                                                        Paid per
Quarter Ended                     High(1)    Low(1)     Share(1)
----------------------------------------------------------------

March 31, 1996                    $ 6.67     $ 5.83     $   --
June 30, 1996                       6.67       6.00      0.083
September 30, 1996                  6.67       6.00         --
December 31, 1996                   6.33       6.25      0.086

March 31, 1997                      6.33       6.33         --
June 30, 1997                       6.50       6.17      0.086
September 30, 1997                  9.33       7.00         --
December 31, 1997                  10.83       8.83      0.086

March 31, 1998                    $14.00     $12.83     $   --

<F1>  All figures adjusted to reflect 3 for 1 stock split that took effect in 1998.


      On April 14, 1998 the Holding Company declared a dividend of $.10 per share to Stockholders of record on June 1, 1998 and payable June 30, 1998.

                           Mid-Coast Bancorp, Inc.

                        Audited Financial Statements

                  Years Ended March 31, 1998, 1997 and 1996
                      With Independent Auditors' Report

                           MID-COAST BANCORP, INC.

                        INDEX TO FINANCIAL STATEMENTS


                                                                  Page
                                                                  ----

Independent Auditors' Report                                      F-1

Consolidated Balance Sheets as of March 31, 1998 and 1997         F-2

Consolidated Statements of Income for the Three Years Ended
 March 31, 1998                                                   F-4

Consolidated Statements of Changes in Stockholders' Equity
 for the Three Years Ended March 31, 1998                         F-5

Consolidated Statements of Cash Flows for the Three Years
 Ended March 31, 1998                                             F-6

Notes to Consolidated Financial Statements                        F-8

                      BAKER NEWMAN & NOYES [LETTERHEAD]
                                     LIMITED LIABILITY COMPANY

                        CERTIFIED PUBLIC ACCOUNTANTS


                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Mid-Coast Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Mid-Coast Bancorp, Inc. and subsidiary as of March 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid-Coast Bancorp, Inc. and subsidiary at March 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.



                                       /s/ Baker Newman & Noyes

May 1, 1998                            Limited Liability Company
Portland, Maine

                           MID-COAST BANCORP, INC.

                         CONSOLIDATED BALANCE SHEETS

                           March 31, 1998 and 1997


                                   ASSETS
                                   ------

                                                                    1998           1997
                                                                --------------------------

Cash and due from banks                                         $ 1,149,870    $ 1,156,227
Interest bearing deposits                                            98,160        104,683
Federal funds sold                                                2,720,000      1,875,000
                                                                --------------------------

  Cash and cash equivalents                                       3,968,030      3,135,910

Time deposits                                                     2,476,000      1,089,000
Investment securities available for sale, at market (note 2)      2,144,041      1,818,662
Held to maturity investment securities (market value of
 $922,351 in 1998 and $911,125 in 1997) (note 2)                    949,672        949,109
Investment in Federal Home Loan Bank stock (note 9)                 622,000        622,000
Loans held for sale                                                 353,025         65,000

Loans (note 3):                                                  50,624,539     49,394,455
  Less:  Allowance for loan losses (note 4)                         346,896        295,457
         Deferred loan fees                                          64,112        119,966
                                                                --------------------------

                                                                 50,213,531     48,979,032

Bank premises and equipment, net (note 5)                         1,490,827      1,580,290

Other assets:
  Accrued interest receivable - loans                               239,689        244,474
  Accrued interest receivable - time deposits                        12,445          9,162
  Accrued interest receivable - investment securities                46,494         50,268
  Deferred income taxes (note 6)                                    100,000         98,000
  Prepaid expenses and other assets                                 329,026        192,638
  Real estate owned (note 7)                                         70,383         91,823
                                                                --------------------------

    Total other assets                                              798,037        686,365
                                                                --------------------------

    Total assets                                                $63,015,163    $58,925,368
                                                                ==========================


                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------

                                                                    1998           1997
                                                                --------------------------

Liabilities:
  Deposits (note 8):
    Demand deposits                                             $ 2,297,644    $ 2,346,730
    NOW accounts                                                  4,018,629      3,460,858
    Savings                                                       5,686,227      5,693,545
    Money market deposit accounts                                 5,134,082      5,119,733
    Certificates of deposit                                      28,034,834     25,559,832
                                                                --------------------------

    Total deposits                                               45,171,416     42,180,698

  Advances from the Federal Home Loan Bank (note 9)              12,190,000     11,440,000
  Accrued expenses and other liabilities                            313,012        229,125
                                                                --------------------------

    Total liabilities                                            57,674,428     53,849,823

Commitments and contingencies (note 10)

Stockholders' equity (notes 11 and 12):
  Common stock, $1 par value, 1,500,000 shares authorized;
   711,960 shares issued and 710,160 shares outstanding
   (231,439 shares in 1997)                                         711,960        231,439
  Paid-in capital                                                 1,521,041      1,469,769
  Retained earnings                                               3,253,517      3,374,337
  Unearned compensation                                            (145,783)            --
                                                                --------------------------

    Total stockholders' equity                                    5,340,735      5,075,545


                                                                --------------------------

    Total liabilities and stockholders' equity                  $63,015,163    $58,925,368
                                                                ==========================


See accompanying notes.

                           MID-COAST BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended March 31, 1998, 1997 and 1996

                                                      1998          1997          1996
                                                   --------------------------------------
Interest income:
  Interest on loans                                $4,464,822    $4,155,451    $3,965,600
  Interest on investment securities                   210,241       257,426       215,270
  Interest on mortgage-backed securities                    -        33,027        15,794
  Other                                               242,526       142,742       193,025
                                                   --------------------------------------

    Total interest income                           4,917,589     4,588,646     4,389,689

Interest expense:
  Interest on deposits (note 8)                     1,964,449     1,909,656     1,972,733
  Interest on borrowings                              659,057       526,924       512,523
                                                   --------------------------------------

    Total interest expense                          2,623,506     2,436,580     2,485,256
                                                   --------------------------------------

    Net interest income                             2,294,083     2,152,066     1,904,433

Provision for loan losses (note 4)                     73,000        87,000        62,010
                                                   --------------------------------------

                                                    2,221,083     2,065,066     1,842,423
Other income:
  Loan servicing and other loan fees                   52,089        46,335        42,273
  Gain on sales of loans                               54,785        31,436        36,935
  Deposit account fees                                188,619       140,654        98,268
  Gain on sale of investment securities
   available for sale (note 2)                              -         6,748             -
  Miscellaneous                                         7,793         9,848         5,801
                                                   --------------------------------------

                                                      303,286       235,021       183,277
Other expenses:
  Compensation of directors, officers, and staff      695,130       652,237       631,779
  Employee benefits (notes 12 and 13)                 105,906        91,430        67,670
  Occupancy and equipment expense                     195,749       137,900       133,864
  Insurance expense                                    74,834       360,328       137,163
  Real estate owned (note 7)                           12,243        11,678        46,831
  Other (note 14)                                     726,012       659,806       547,952
                                                   --------------------------------------

                                                    1,809,874     1,913,379     1,565,259
                                                   --------------------------------------

Income before income taxes                            714,495       386,708       460,441

Income tax expense (note 6)                           238,879       143,933       156,994
                                                   --------------------------------------

Net income                                         $  475,616    $  242,775    $  303,447
                                                   ======================================

Earnings per share - basic                         $      .68    $     0.35    $     0.44
                                                   ======================================

Earnings per share - diluted                       $      .67    $     0.34    $     0.43
                                                   ======================================

See accompanying notes.

                           MID-COAST BANCORP, INC.

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  Years Ended March 31, 1998, 1997 and 1996

                                                                                                           Total
                                                  Common      Paid-in       Retained       Unearned     Stockholders'
                                                   Stock      Capital       Earnings     Compensation      Equity
                                                 --------------------------------------------------------------------

Balance at April 1, 1995                         $217,084    $1,258,178    $3,247,334      $       -      $4,722,596

  Issuance of 1,172 shares of common
   stock upon exercise of options                   1,172         8,223             -              -           9,395
  Issuance of 10,775 shares of common
   stock as a 5% stock dividend                    10,775       181,881      (194,893)             -          (2,237)
  Net income                                            -             -       303,447              -         303,447
  Dividends declared ($.16 per share)                   -             -      (107,124)             -        (107,124)
                                                 -------------------------------------------------------------------

Balance at March 31, 1996                         229,031     1,448,282     3,248,764              -       4,926,077


  Issuance of 2,408 shares of common
   stock upon exercise of options                   2,408        21,487             -              -          23,895
  Net income                                            -             -       242,775              -         242,775
  Dividends declared ($.17 per share)                   -             -      (117,202)             -        (117,202)
                                                 -------------------------------------------------------------------

Balance at March 31, 1997                         231,439     1,469,769     3,374,337              -       5,075,545

  Issuance of 5,881 shares of common
   stock upon exercise of options                   5,881        51,272             -              -          57,153
  Net income                                            -             -       475,616              -         475,616
  Dividends declared ($.17 per share)                   -             -      (121,796)             -        (121,796)
  Stock split effected as dividend (note 11)      474,640             -      (474,640)             -               -
  Acquisition of shares for stock award
   plan (note 12)                                       -             -             -       (177,925)       (177,925)
  Amortization of unearned compensation                 -             -             -         32,142          32,142
                                                 -------------------------------------------------------------------

Balance at March 31, 1998                        $711,960    $1,521,041    $3,253,517      $(145,783)     $5,340,735
                                                 ===================================================================

See accompanying notes.

                           MID-COAST BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended March 31, 1998, 1997 and 1996


                                                          1998           1997          1996
                                                       ---------------------------------------

Operating activities:
  Net income                                           $  475,616    $   242,775    $  303,447
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                          114,817         62,268        66,906
    Net accretion on investment securities                 (3,085)        (6,250)      (11,416)
    Gain on sale of investment securities available
     for sale                                                   -         (6,748)            -
    Amortization of unearned compensation                  32,142              -             -
    Loss on disposal of bank premises and equipment        10,252              -             -
    Provision for losses on real estate owned                   -              -        38,789
    Provision for loan losses                              73,000         87,000        62,010
    Net change in deferred loan fees                      (55,854)       (31,288)      (18,562)
    Proceeds from sales of loans                        3,447,347      2,248,585     2,688,085
    Loans originated for sale                          (3,680,587)    (1,723,070)   (3,142,729)
    Gain on sales of loans                                (54,785)       (31,436)      (36,935)
    Loss on sale of real estate owned                       8,235              -             -
    Deferred income taxes                                  (2,000)        (4,000)        2,000
    Change in accrued interest receivable                   5,276         10,687       (39,341)
    Change in prepaid expenses and other assets          (136,388)       (94,757)      (13,607)
    Change in income taxes receivable                           -         60,220       (48,809)
    Change in accrued expenses and other liabilities       83,887         75,038       (36,207)
                                                       ---------------------------------------

  Net cash flows from operating activities                317,873        889,024      (186,369)

Investing activities:
  Net change in time deposits                          (1,387,000)       692,101    (1,381,694)
  Investment securities available for sale:
    Proceeds from sale of investment securities            10,000        508,942             -
    Proceeds from maturities, calls and principal
     pay downs                                            750,000        552,805             -
    Purchases                                          (1,082,857)    (2,405,881)     (528,673)
  Held to maturity investment securities:
    Purchases                                                   -              -    (1,204,212)
    Proceeds from maturities, calls and principal
     pay downs                                                  -      2,619,219       948,982
  Net change in loans                                  (1,400,539)    (6,566,937)      877,655
  Additions to real estate owned                                -              -          (641)
  Proceeds from sale of real estate owned                 162,099        130,066             -
  Proceeds from sale of bank premises and equipment             -          1,500             -
  Purchases of bank premises and equipment                (35,606)      (257,469)     (158,855)
                                                       ---------------------------------------

  Net cash flows from investing activities             (2,983,903)    (4,725,654)   (1,447,438)

                           MID-COAST BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (CONTINUED)

                  Years Ended March 31, 1998, 1997 and 1996


                                                          1998           1997          1996
                                                       ---------------------------------------
Financing activities:
  Net change in certificates of deposit                $2,475,002    $(1,957,322)   $2,062,511
  Net change in other deposits                            515,716      2,321,118     2,633,281
  Maturities of advances from Federal Home Loan Bank   (8,250,000)    (4,525,000)   (6,975,000)
  Advances from Federal Home Loan Bank                  9,000,000      8,500,000     3,725,000
  Issuance of stock                                        57,153         23,895         9,395
  Dividends paid                                         (121,796)      (117,202)     (109,361)
  Acquisition of shares for stock award plan             (177,925)             -             -
                                                       ---------------------------------------

  Net cash flows from financing activities              3,498,150      4,245,489     1,345,826
                                                       ---------------------------------------

Net (decrease) increase in cash and cash equivalents      832,120        408,859      (287,981)

Cash and cash equivalents at beginning of year          3,135,910      2,727,051     3,015,032
                                                       ---------------------------------------

Cash and cash equivalents at end of year               $3,968,030    $ 3,135,910    $2,727,051
                                                       =======================================


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest (including $2,380,566, $1,655,818,
     and $1,674,077, credited to deposit accounts
     in 1998, 1997 and 1996, respectively)             $2,595,603    $ 2,411,059    $2,505,789
    Income taxes                                          162,084         55,174       203,802
  Net transfer of real estate owned and similar
   assets to (from) loans                                (148,894)         2,248       (28,040)


See accompanying notes.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

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

      Restrictions on Cash Availability
      ---------------------------------

      The Company is required to comply with various laws and regulations which require that the Company maintain certain amounts of cash on deposit at the Federal Reserve Bank and is restricted from investing these amounts. At March 31, 1998, this required balance was $150,000.

      Investments
      -----------

      The Company's investments in securities are classified and accounted for as follows:

            Held to Maturity Investment Securities
            --------------------------------------

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

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

1.    Accounting Policies (Continued)
      -------------------------------

      It is not management's policy to acquire securities for purposes of trading. For this reason, the Company has not classified any of its securities as trading.

      The Bank's required investment in Federal Home Loan Bank stock is accounted for at cost.

      Realized gains and losses on the sale of securities are determined using the specific-identification method and are shown separately in the consolidated statement of income. If a decline in market value is considered other than temporary, the loss is charged to net securities gains (losses).

      Allowance for Loan Losses
      -------------------------

      The allowance for loan losses is established by management to absorb future charge-offs of loans deemed uncollectible. This allowance is increased by provisions charged to operating expense and by recoveries on loans previously charged off. Management, after reviewing current information and events regarding the borrowers' ability to repay their obligations, considers residential mortgage and commercial loans to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement (generally when loans are ninety days past due); other loans (primarily installment loans) are evaluated collectively for valuation. When a loan is considered to be impaired, the amount of the impairment is measured based on the fair value of the underlying collateral, where applicable, or on the present value of expected future cash flows discounted at the note's effective interest rate. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Loans are charged off when a loss is determined.

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

      A substantial portion (88% and 89% at March 31, 1998 and 1997, respectively) of the Company's loans are collateralized by real estate (primarily residential) in Maine. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions for residential real estate in the Company's market area.

      Loans Held for Sale
      -------------------

      Loans held for sale are carried at the lower of aggregate cost or fair value.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

1.    Accounting Policies (Continued)
      -------------------------------

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

      Stock-based Compensation
      ------------------------

      Compensation expense for the Stock Option Plan and the Recognition and Retention Plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Stock Option Plan is a noncompensatory plan and no expense is recognized. The Recognition and Retention Plan is a compensatory plan and expense is recognized as employee benefits expense based on the fair value of the Company's shares awarded to participants as the shares vest. Unawarded shares are not considered outstanding for purposes of computing earnings per share.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

1.    Accounting Policies (Continued)
      -------------------------------

      Earnings Per Share
      ------------------

      Earnings per share (EPS) are computed by dividing net income by the weighted average number of shares outstanding. The following table shows the weighted average number of shares outstanding for each of the last three years. All amounts have been restated to reflect the three-for-one stock split effective on March 31, 1998. Shares issuable relative to stock options granted have been reflected as an increase in the shares outstanding used to calculate diluted EPS, after applying the treasury stock method. The number of shares outstanding for Basic and Diluted EPS are presented as follows:

                                                       1998       1997       1996
                                                      -----------------------------

      Average share outstanding, used in computing
       Basic EPS                                      702,692    689,925    682,986

      Additional shares due to stock options            8,282     15,102     16,734
                                                      -----------------------------

      Average equivalent shares outstanding, used
       in computing Diluted EPS                       710,974    705,027    699,720
                                                      =============================

      EPS amounts for all years presented have also been restated to give effect to Statement of Financial Accounting Standards No. 128, Earnings per Share, adopted by the Company in 1998.

      There is no difference between net income and net income available to common stockholders.

      Reclassification
      ----------------

      Certain 1997 and 1996 amounts have been reclassified to conform with current year presentation.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

2.    Investment Securities
      ---------------------

      Investment Securities Available for Sale
      ----------------------------------------

      The amortized cost and market values of available for sale investment securities at March 31, 1998 is presented below:

                                                     Gross         Gross
                                     Amortized     Unrealized    Unrealized     Market
                                        Cost         Gains         Losses        Value
                                     ---------------------------------------------------

      Debt securities:
        U.S. Treasury Obligations    $  499,329      $1,138       $     -     $  500,467
        U.S. Agency Obligations       1,048,980         700             -      1,049,680
                                     ---------------------------------------------------

                                      1,548,309       1,838             -      1,550,147

      Mutual fund                       595,732           -        (1,838)       593,894
                                     ---------------------------------------------------

                                     $2,144,041      $1,838       $(1,838)    $2,144,041
                                     ===================================================

      During 1998 investment securities were sold for proceeds of $10,000 at no gross realized gain or loss.

      The amortized cost and market values of available for sale investment securities at March 31, 1997 is presented below:

                                                     Gross         Gross
                                     Amortized     Unrealized    Unrealized     Market
                                        Cost         Gains         Losses        Value
                                     ---------------------------------------------------

      Debt securities:
        U.S. Treasury Obligations    $  497,578      $    -        $  618     $  496,960
        U.S. Agency Obligations         750,000           -         3,000        747,000
                                     ---------------------------------------------------

                                      1,247,578           -         3,618      1,243,960

      Mutual fund                       561,084       3,618             -        564,702

      Other                              10,000           -             -         10,000
                                     ---------------------------------------------------

                                     $1,818,662      $3,618        $3,618     $1,818,662
                                     ===================================================

      During 1997 investment securities were sold for proceeds of $508,942 and gross realized gain of $6,748.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

2.    Investment Securities (Continued)
      ---------------------------------

      The March 31, 1998 amortized cost and estimated market value of debt securities by contractual maturity (without giving effect to earlier call dates in certain instances) are as follows:

                                                 Amortized       Market
                                                    Cost          Value
                                                 ------------------------

        Due in one year or less                  $  499,329    $  500,467
        Due after one year through five years     1,048,980     1,049,680
                                                 ------------------------

                                                 $1,548,309    $1,550,147
                                                 ========================

      Held to Maturity Investment Securities
      --------------------------------------

      The amortized cost and market values of held to maturity investment securities at March 31, 1998 and 1997 are as follows:

                                                      March 31, 1998
                                     -----------------------------------------------
                                                     Gross        Gross
                                     Amortized    Unrealized   Unrealized   Market
                                        Cost         Gains       Losses     Value
                                     -----------------------------------------------

      Debt Securities:
        U.S. Treasury Obligations     $299,672       $  -       $ 1,055     $298,617
        U.S. Agency Obligations        650,000          -        26,266      623,734
                                      ----------------------------------------------

                                      $949,672       $  -       $27,321     $922,351
                                      ==============================================

                                                      March 31, 1997
                                     -----------------------------------------------
                                                     Gross        Gross
                                     Amortized    Unrealized   Unrealized   Market
                                        Cost         Gains       Losses     Value
                                     -----------------------------------------------

      Debt Securities:
        U.S. Treasury Obligations     $299,109       $  -       $ 6,234     $292,875
        U.S. Agency Obligations        650,000          -        31,750      618,250
                                      ----------------------------------------------

                                      $949,109       $  -       $37,984     $911,125
                                      ==============================================

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

2.    Investment Securities (Continued)
      ---------------------------------

      The March 31, 1998 amortized cost and estimated market value of debt securities by contractual maturity (without giving effect to earlier "call" dates in certain instances) are as follows:

                                                     Amortized    Market
                                                        Cost      Value
                                                     --------------------

        Due in one year or less                      $749,672    $747,105
        Due after one year through five years               -           -
        Due after five years through ten years        200,000     175,246
                                                     --------------------

                                                     $949,672    $922,351
                                                     ====================

      Included in U.S. Agency Obligations at March 31, 1998 are two inverse floater structured notes maturing in 1998 and 2003, with amortized costs totalling $400,000 and market values totalling $373,734.

      At March 31, 1998, an investment security with carrying value of $299,672 was pledged to secure deposits.


3.    Loans
      -----

      Loans at March 31, 1998 and 1997 consisted of the following:

                                                     1998          1997
                                                 --------------------------

        Real estate mortgage - residential       $33,971,535    $35,300,010
        Real estate mortgage - commercial          7,464,541      6,314,688
        Construction, net of undisbursed funds     2,189,613      1,262,210
        Other commercial                           2,071,625      1,406,317
        Home equity                                1,092,794      1,300,254
        Passbook loans                               261,888        281,967
        Installment and other                      3,572,543      3,529,009
                                                 --------------------------

                                                 $50,624,539    $49,394,455
                                                 ==========================

      Loans serviced for others at March 31, 1998, 1997 and 1996 totalled $7,546,489, $7,269,828, and $7,030,478, respectively.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

3.    Loans (Continued)
      -----------------

      Nonperforming loans (contractually past due and nonaccruing as to interest income) totalled $225,056 and $145,466 at March 31, 1998 and 1997, respectively. Unrecognized accrued interest on such loans totalled $17,089 and $9,852 at March 31, 1998 and 1997, respectively.

                                                                        1998        1997
                                                                      --------------------

      Year-end approximate recorded investment in impaired loans
       with no valuation allowance                                    $266,000    $117,000

      Year-end approximate total recorded investment in impaired
       loans                                                           266,000     117,000

      Approximate average investment in impaired loans for the year    345,000     151,000

      Approximately $3,000 of interest income was recognized on impaired loans during 1998. No interest income was recognized on impaired loans during 1997 or 1996.

      Activity in loans to directors and officers who had outstanding balances greater than $60,000 during the year ended March 31, 1998 is shown below.


           Balance                                     Balance
        April 1, 1997    Additions    Reductions    March 31, 1998
        ----------------------------------------------------------

          $594,502        $120,188    $(139,511)       $575,179
          =====================================================

4.    Allowance for Loan Losses
      -------------------------

                                             Years Ended March 31,
                                       --------------------------------
                                         1998        1997        1996
                                       --------------------------------

        Balance, beginning of year      295,457    $221,356    $183,683

          Charge-offs                   (22,429)    (20,810)    (28,165)
          Recoveries                        868       7,911       3,828
          Provisions for losses          73,000      87,000      62,010
                                       --------------------------------

        Balance, end of year           $346,896    $295,457    $221,356
                                       ================================

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

5.    Bank Premises and Equipment
      ---------------------------

      Bank premises and equipment at March 31, 1998 and 1997 consisted of the following:

                                                        1998          1997
                                                     ------------------------

      Building and improvements                      $1,320,928    $1,288,397
      Land and land improvements                        198,060       194,860
      Furniture, fixtures and equipment                 508,170       635,998
                                                     ------------------------

                                                      2,027,158     2,119,255
      Less accumulated depreciation                     536,331       538,965
                                                     ------------------------

      Net bank premises and equipment                $1,490,827    $1,580,290
                                                     ========================


6.    Income Taxes
      ------------

      Income tax expense (benefit) for the years ended March 31, 1998, 1997 and 1996 consisted of the following:

                                                 1998        1997        1996
                                               --------------------------------

        Currently payable:
          Federal                              $232,072    $140,933    $146,300
          State                                   8,807       7,000       8,694
                                               --------------------------------

                                                240,879     147,933     154,994
        Deferred                                 (2,000)     (4,000)      2,000
                                               --------------------------------

                                               $238,879    $143,933    $156,994
                                               ================================

      Income taxes were computed as follows:

                                                     Year Ended March 31,
                                               --------------------------------
                                                 1998        1997        1996
                                               --------------------------------

      At federal statutory rates               $242,928    $131,481    $156,550
      State taxes, net of federal tax effect      5,812       4,620       5,738
      Other, net                                 (9,861)      7,832      (5,294)
                                               --------------------------------

                                               $238,879    $143,933    $156,994
                                               ================================

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

6.    Income Taxes (Continued)
      ------------------------

      At March 31, 1998 and 1997, the net deferred tax asset consisted of:

                                                                      1998        1997
                                                                    --------------------

      Deferred tax assets, primarily related to the allowance
       for loan losses                                              $142,000    $128,100
      Deferred tax liabilities, primarily related to depreciation    (42,000)    (30,100)
                                                                    --------------------

                                                                    $100,000    $ 98,000
                                                                    ====================

      The net deferred tax asset at March 31, 1998 and 1997 is recoverable through income taxes paid in the carry-back period.


7.    Real Estate Owned
      -----------------

      Real estate owned consisted of real estate acquired by foreclosure at March 31, 1998, 1997 and 1996:

      Activity in the allowance for losses on real estate owned and similar assets for the years ended March 31, 1997 and 1996 is shown below. There was no activity in 1998.

                                              1997       1996
                                             ------------------

      Balance, beginning of year             $23,000    $20,000

        Provision for losses, included in
         real estate owned expense                 -     38,789
        Charge-downs                         (23,000)   (35,789)
                                             ------------------

      Balance, end of year                   $     -    $23,000
                                             ==================

      In addition to the provision for losses reflected above, amounts shown as "real estate owned" expense on the consolidated statements of income include taxes, insurance and other holding costs incurred by the Bank.


8.    Deposits
      --------

      Demand deposits include $459,116 and $429,273 of official and other outstanding checks drawn on the Bank at March 31, 1998 and 1997, respectively.

      Certificates of deposit $100,000 and over totalled $2,451,162 at March 31, 1998 and $1,660,105 at March 31, 1997.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

8.    Deposits (Continued)
      --------------------


      Scheduled maturities for certificates of deposit at March 31, 1998 are as follows:

          Year Ending
          -----------

        March 31, 1999            $22,299,336
        March 31, 2000              4,247,336
        March 31, 2001              1,040,439
        March 31, 2002                188,282
        March 31, 2003                246,609
        Thereafter                     12,832
                                  -----------

                                  $28,034,834
                                  ===========

      Interest expense by type of deposit is shown below.

                                          1998          1997          1996
                                       --------------------------------------

      NOW accounts                     $   63,365    $   70,486    $   72,855
      Savings                             160,408       135,482       128,570
      Money market deposit accounts       191,859       188,740       209,556
      Certificates of deposit           1,548,817     1,514,948     1,561,752
                                       --------------------------------------

                                       $1,964,449    $1,909,656    $1,972,733
                                       ======================================

9.    Advances From Federal Home Loan Bank
      ------------------------------------

      Advances from the Federal Home Loan Bank (FHLB) at March 31, 1998 and 1997 consisted of the following:

                                                  1998                            1997
                                      ----------------------------    ----------------------------
                                        Interest                       Interest
                                         Rates           Balance        Rates            Balance
                                      ------------------------------------------------------------

        Advances maturing within:
          One year                    5.56% - 7.12%    $ 7,475,000    5.42% - 5.99%    $ 6,750,000
          Two years                         -                    -    5.56% - 7.12%      3,475,000
          Three years                 5.56% - 6.15%      2,000,000          -                    -
          Four years                        -                    -        6.15%          1,000,000
          After five years            2.00% - 5.76%      2,715,000        2.00%            215,000
                                                       -----------                     -----------

                                                       $12,190,000                     $11,440,000
                                                       ===========                     ===========

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

9.    Advances From Federal Home Loan Bank (Continued)
      ------------------------------------------------

      The FHLB advances are generally secured by a blanket lien and not by any specific collateral. However, the Company is required to maintain an amount of qualified collateral at least sufficient to satisfy the regulatory collateral maintenance level. At March 31, 1998, the Bank's limitation on advances from the FHLB approximated $32,000,000.

      Additionally, the Bank has available a line of credit for short-term borrowings under the FHLB "Ideal Way" program totalling approximately $1,157,000. Federal Home Loan Bank stock is pledged to secure borrowings under this line. There were no borrowings under this line at March 31, 1998 or 1997.


10.   Commitments and Contingencies
      -----------------------------

      Unfunded loan commitments expose the Company to credit risk in excess of amounts recognized in the accompanying consolidated balance sheets. Total credit exposure related to these items is summarized below.

                                                             March 31,
                                                      ------------------------
                                                         1998          1997
                                                      ------------------------

      Commitments for new loans                       $2,411,500    $  428,500
      Unused home equity and other lines of credit     2,551,374     2,413,083
                                                      ------------------------

                                                      $4,962,874    $2,841,583
                                                      ========================

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

      At March 31, 1998 and 1997, the Bank is contingently liable for reimbursement of a governmental grant to a not-for-profit agency should that agency fail to comply with the provisions of that grant. The amount of the grant is $118,000 and the Bank has obtained a mortgage on the property owned by the agency to secure its contingent liability.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

11.   Capital and Other Regulatory Limitations
      ----------------------------------------

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

      As of March 31, 1998 and 1997, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 capital as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios established by the Federal Deposit Insurance Corporation as set forth in the table below. The Bank is also subject to certain capital requirements established by the OTS. At March 31, 1998 and 1997, the Bank ratios exceeded the OTS regulatory requirements. Management believes that the Bank meets all capital adequacy requirements to which it is subject as of March 31, 1998.

      The Bank's actual capital amounts and ratios are also presented in the table. Since the Company is a one-bank holding company, its ratios are not materially different from the Bank's.

                                                                                       To Be "Well
                                                                                    Capitalized" Under
                                                           For Capital              Prompt Corrective
                                       Actual           Adequacy Purposes           Action Provisions
                                   --------------    ------------------------    ------------------------
                                   Amount   Ratio      Amount         Ratio        Amount        Ratio
                                   ----------------------------------------------------------------------

      (Dollars in thousands)

      As of March 31, 1998:
        Total capital (to risk
         weighted assets)          $5,474   14.8%    >=$2,953(1)    >=8.0%(1)    >=$3,691(1)   >=10.0%(1)
        Tier 1 Capital (to risk
         weighted assets)           5,127   13.9%    >= 1,476(1)    >=4.0%(1)    >= 2,214(1)   >= 6.0%(1)
        Tier 1 Capital (to
         total assets)              5,127    8.1%    >= 2,517(1)    >=4.0%(1)    >= 3,147(1)   >= 5.0%(1)

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

11.   Capital and Other Regulatory Limitations (Continued)
      ----------------------------------------------------

                                                                                       To Be "Well
                                                                                    Capitalized" Under
                                                          For Capital               Prompt Corrective
                                       Actual          Adequacy Purposes            Action Provisions
                                   --------------    ----------------------      ------------------------
                                   Amount   Ratio      Amount         Ratio        Amount        Ratio
                                   ----------------------------------------------------------------------
      (Dollars in thousands)

      As of March 31, 1997:
        Total capital (to risk
         weighted assets)          $5,320   15.1%    >=$2,822(1)    >=8.0%(1)    >=$3,528(1)   >=10.0%(1)
        Tier 1 Capital (to risk
         weighted assets)           5,025   14.2%    >= 1,411(1)    >=4.0%(1)    >= 2,117(1)   >= 6.0%(1)
        Tier 1 Capital (to
         total assets)              5,025    8.9%    >= 2,266(1)    >=4.0%(1)    >= 2,832(1)   >= 5.0%(1)

<F1>   >=  means greater than or equal to.

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

      In addition to the dividend restriction caused by the liquidation account discussed above, the Bank may not, without prior approval of OTS, declare or pay a dividend on or repurchase any of its common stock in excess of OTS-stipulated amounts (generally current year net income plus 50% of the Bank's excess of capital over required amounts as of the beginning of the year). At March 31, 1998, unrestricted retained earnings of the Bank under such OTS limitations approximated $1,725,000.

      The following table reconciles core capital per the Waldoboro Bank's reports to OTS at March 31, 1998 to the total of stockholders' equity shown on the accompanying consolidated financial statements.

                                                   In Thousands
                                                   ------------

        Capital per the OTS Report                    $5,128
        Impact of Mid-Coast Bancorp                      213
                                                      ------

        Stockholders' equity per consolidated
         financial statements                         $5,341
                                                      ======

      The Company's Board of Directors declared a three-for-one stock split on March 31, 1998 to stockholders of record on March 2, 1998; per share data for all prior periods has been restated to reflect this stock split.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

12.   Stock Compensation Plans
      ------------------------

      Stock Option Plan
      -----------------

      The Company has a stock option plan under which an amount equal to 10% of the common stock of the Company is reserved for future issuance upon exercise of stock options granted to certain members of the Board of Directors, senior management and employees. The plan was initiated in November 1989 and became effective in July 1990 upon ratification by a vote of the stockholders. A summary of options granted (all of which were granted at market price on the date of grant), exercised and expired during 1998, 1997 and 1996 appears below. The number of shares has been retroactively restated for the stock split in 1998.

                                                   Per Share Option Price
                              (Adjusted for 1994 and 1996 Stock Dividends and 1998 Stock Split)
                              ------------------------------------------------------------------
                                                                                                     Total
      Exercise Price:          $2.47       $3.16       $3.31        $3.74      $4.07       $4.68    Options
                              -----------------------------------------------------------------------------

        Outstanding option
         shares,
         March 31, 1995
         (all exercisable)    13,287       4,860       1,854       13,332          -       5,556     38,889

        Exercised - 1996      (3,216)          -           -         (300)         -           -     (3,516)

        Adjustment for
         stock dividend          507         234          90          636          -         273      1,740
                              -----------------------------------------------------------------------------

        Outstanding option
         shares,
         March 31, 1996
         (all exercisable)    10,578       5,094       1,944       13,668          -       5,829     37,113

      Exercised - 1997        (1,305)     (1,194)     (1,944)      (2,631)         -        (150)    (7,224)
                              -----------------------------------------------------------------------------

        Outstanding option
         shares,
         March 31, 1997
         (all exercisable)     9,273       3,900           -       11,037          -       5,679     29,889

      Exercised - 1998        (7,323)     (3,396)          -       (4,374)         -      (2,550)   (17,643)
                              -----------------------------------------------------------------------------

        Outstanding option
         shares,
         March 31, 1998
         (all exercisable)     1,950         504           -        6,663          -       3,129     12,246
                              =============================================================================

        Options expire in       1999        2002                     2003                   2005

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

12.   Stock Compensation Plans (Continued)
      ------------------------------------

      Recognition and Retention Plan
      ------------------------------

      In 1998, the Company adopted its Recognition and Retention Plan which authorizes the Company to make discretionary awards of up to 27,621 shares of common stock to directors and management at no cost to the recipients. The shares awarded will vest over a five-year period. Until vested, the shares are held in trust by a trustee. The recipients have voting and dividend rights based on shares awarded, regardless of the amount vested.

      At March 31, 1998, 18,600 shares have been acquired at a cost of $177,925 for the Plan and are held by the trustee. Dividends paid during 1998 on shares held in trust were not material. Of the total shares held at March 31, 1998, 16,800 shares were awarded and 1,800 shares were unawarded. The expense associated with the Plan was $32,142 for 1998; this expense is not materially different from the expense that would be computed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.


13.   Retirement Plans
      ----------------

      Pension Plan
      ------------

      The Company participates in an industry-sponsored defined benefit pension plan. This noncontributory plan includes all employees who meet age and years of service requirements. The net pension benefit was $1,802 for the year ended March 31, 1998. Pension expense totalled $34,968 and $27,631 for the years ended March 31, 1997 and 1996, respectively.

      The plan's assets are invested in fixed income securities and common stocks. Information relative to the Company's portion of accumulated plan benefits and assets available for benefits is not available. However, the latest annual report for the entire plan indicates that, as of June 30, 1997, net assets available for benefits (approximately $1,660 million) exceeded the actuarial present value of accumulated plan benefits by approximately $518 million. The actuarial present value of accumulated plan benefits for June 30, 1997 is based upon a discount rate of 8.0%; the discount rate for June 30, 1996 was 7.5%.

      401(k) Plan
      -----------

      The Company offers a 401(k) plan to its employees and contributes a matching amount to participants; this matching amount is a portion of the employees' contribution. The Company's contributions in 1998 and 1997 were $16,433 and $11,106, respectively.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

14.   Other Expenses
      --------------

      Included in other expenses for the years ended March 31, 1998, 1997 and 1996 are:

                                           1998        1997        1996
                                         --------------------------------

      Advertising                        $ 33,131    $ 25,678    $ 30,524
      Taxes (other than income taxes)      53,135      61,191      50,553
      Data processing                     136,640     200,351     111,404
      Stockholder expenses                 81,842      58,456      53,017
      Audit and examination                55,327      41,225      43,250
      Legal expense                        37,414      17,912      14,528
      Other                               328,523     254,993     244,676
                                         --------------------------------

                                         $726,012    $659,806    $547,952
                                         ================================


15.   Fair Value of Financial Instruments
      -----------------------------------

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

      Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in the actual sale.

      Cash, Due from Banks and Federal Funds Sold
      -------------------------------------------

      The fair value of cash, due from banks and federal funds sold approximates their relative book values at March 31, 1998 and 1997, as these financial instruments have short maturities.

      Time Deposits
      -------------

      The fair value of time deposits is based on the discounted cash flows of the deposits using estimated market discount rates that reflect the interest rate risk inherent in the time deposit.

      Investment Securities
      ---------------------

      The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers at or near March 31, 1998 and 1997, except for FHLB stock which is valued at its cost since there is no market.

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

15.   Fair Value of Financial Instruments (Continued)
      -----------------------------------------------

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

      Deposit Liabilities
      -------------------

      The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of March 31, 1998 and 1997. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

      The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered at March 31, 1998 and 1997, the fair value of the Bank's net assets would increase.

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

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

15.   Fair Value of Financial Instruments (Continued)
      -----------------------------------------------

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

      The carrying and estimated fair values of financial instruments at March 31, 1998 and 1997 are summarized below, in thousands of dollars:

                                               1998                  1997
                                        ------------------    -----------------
                                        Carrying    Fair      Carrying    Fair
                                          Value     Value       Value     Value
                                        ---------------------------------------

      Assets:
        Cash and cash equivalents       $ 3,968    $ 3,968    $ 3,136    $ 3,136
        Time deposits                     2,476      2,484      1,089      1,093
        Investments                       3,716      3,688      3,390      3,352
        Loans and loans held for sale    50,567     51,338     49,044     49,663
        Accrued interest receivable         299        299        304        304

      Liabilities:
        Deposit liabilities              45,171     45,294     42,181     42,301
        Borrowed funds                   12,190     12,131     11,440     11,280

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

16.   Mid-Coast Bancorp, Inc.
      -----------------------

      Condensed financial statements for Mid-Coast Bancorp, Inc. at March 31, 1998 and 1997 and for the years ended March 31, 1998, 1997 and 1996 are presented below.

                               Balance Sheets
                               --------------

                                                           1998          1997
                                                        ------------------------
      Assets:
        Cash and due from the Bank                      $  202,673    $   51,568
        Investment in the Bank                           5,127,134     5,025,628
        Deferred tax asset                                  10,928             -
                                                        ------------------------

          Total assets                                  $5,340,735    $5,077,196
                                                        ========================

      Liabilities and stockholders' equity:
        Due to the Bank                                 $        -    $    1,651
        Stockholders' equity                             5,340,735     5,075,545
                                                        ------------------------

          Total liabilities and stockholders' equity    $5,340,735    $5,077,196
                                                        ========================

                          Statements of Operations
                          ------------------------

                                                      1998        1997        1996
                                                    --------------------------------

      Investment income                             $  2,290    $      -    $      -
      Operating expenses                              39,108       9,900      15,126
                                                    --------------------------------

      Loss before income taxes and equity in
       earnings of subsidiary                        (36,818)     (9,900)    (15,126)

      Income tax benefit                              10,928           -           -
                                                    --------------------------------

      Loss before equity in earnings of the Bank     (25,890)     (9,900)    (15,126)

      Equity in earnings of the Bank:
        Remitted                                     400,000     150,000           -
        Unremitted                                   101,506     102,675     318,573
                                                    --------------------------------

                                                     501,506     252,675     318,573
                                                    --------------------------------

      Net income                                    $475,616    $242,775    $303,447
                                                    ================================

                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1998, 1997 and 1996

16.   Mid-Coast Bancorp, Inc. (Continued)
      -----------------------------------


                          Statements of Cash Flows
                          ------------------------

                                                                  1998        1997        1996
                                                                --------------------------------

      Cash flows from operating activities:
        Net income                                              $475,616    $242,775    $303,447
        Adjustments to reconcile net income to net cash used
         by operating activities:
           Equity in unremitted earnings of subsidiary          (101,506)   (102,675)   (318,573)
           Income tax benefit                                    (10,928)          -           -
           Amortization of unearned compensation                  32,142           -           -
                                                                --------------------------------

        Net cash provided (used) by operating activities         395,324     140,100     (15,126)

      Cash flows from financing activities:
        Issuance of common stock                                  57,153      23,895       9,395
        Increase in due to the Bank                               (1,651)      1,651           -
        Dividends paid                                          (121,796)   (117,202)   (109,361)
        Acquisition of shares for stock award plan              (177,925)          -           -
                                                                --------------------------------

        Net cash used by financing activities                   (244,219)    (91,656)    (99,966)
                                                                --------------------------------

      Net increase (decrease) in cash and due from the Bank      151,105      48,444    (115,092)

      Cash and due from the Bank at beginning of year             51,568       3,124     118,216
                                                                --------------------------------

      Cash and due from the Bank at end of year                 $202,673    $ 51,568    $  3,124
                                                                ================================


Stockholders' Information

Directors                                           Transfer Agent and Registrar
                                                    Inquiries regarding stockholder administration
Waite W. Weston                                     and services should be directed to:
Chairman of the Board
Owner, Weston's Hardware                            American Stock Transfer and Trust Company
                                                    40 Wall Street
Robert W. Spear                                     New York, New York 10005
Vice Chairman of the Board                          (800) 937-5449
Owner, Spear Farm, Inc.
                                                    Independent Auditors
Wesley E. Richardson                                Baker Newman & Noyes,
President, Chief Executive Officer and Treasurer    Limited Liability Company
of the Bank                                         100 Middle Street
                                                    Portland, Maine 04101
Samuel Cohen                                        (207) 879-2100
Attorney at Law
                                                    Legal Counsel
Ronald E. Dolloff                                   Thacher Proffitt & Wood
Retired Principal                                   1500 K Street, N.W., Suite 200
                                                    Washington, D.C. 20005
Sharon E. Crowe                                     (202) 347-8400
Public Relations, Sebasticook County Hospital
                                                    Stock Information
Lincoln O. Orff                                     The Bank's Common Stock trades on the Nasdaq
Real Estate Broker                                  SmallCap System under the symbol "MCBN."

Executive Officers                                  Investor Relations
                                                    Inquiries regarding Mid-Coast Bancorp Inc.
Wesley E. Richardson                                should be directed to:
President, Chief Executive Officer and Treasurer
                                                      Robert E. Carter, Jr.
Robert E. Carter, Jr.                                 Mid-Coast Bancorp, Inc.
Vice President                                        c/o The Waldoboro Bank, F.S.B.
                                                      1768 Atlantic Highway
                                                      P.O. Box 589
                                                      Waldoboro, Maine 04572

Annual Meeting of Stockholders
The Bank's Annual Meeting of Stockholders will be held at 3:00 p.m. Eastern Standard time on Wednesday, July 15, 1998, at the Samoset Resort, Rockport, Maine. Holders of common stock as of the close of business on June 1, 1998 will be eligible to vote.