Form 10KSB, Exhibit 13
period 1999-03-31
MID COAST BANCORP INC
filed 1999-06-29
CIK 851785

Dear Shareholders,

      As we approach our 10th anniversary as a public company, I believe, now, more than ever all our goals cannot be achieved in months, quarters or years. Rather, we must be diligent and steadfast for the long term in reaching our goals. The number one goal remains... VALUE TO OUR SHAREHOLDERS. Over the past years we have strived to create franchise value. We have accomplished that goal by opening three branches; Rockland, Belfast and Jefferson, with Belfast and Jefferson opening during the year ending March 31st 1999. While this expansion has had a negative impact on fiscal year earnings, we believe our franchise to be more valuable, therefore, ultimately providing more value to our shareholders.

      With the rapid approach of the new millennium, we must now focus on earnings. The completion of this goal will simply add more value to the company. In addition to earnings, the bank, along with the entire financial services industry, has been preparing for the year 2000. We believe that because of our conversion to new software in fiscal 1997, the year 2000 will not pose a significant problem for the bank. In addition, the company has developed a contingency plan in case any systems or key vendors are not operational. This plan is under continuous review addressing all critical systems. Additionally, our regulatory agency, The Office of Thrift Supervision (OTS), continues to monitor the Bank's process in addressing Year 2000 issues.

      The company is pleased to be paying our 18th consecutive dividend. The $0.10 dividend is payable on June 30th to shareholders of record on June 1st.

      Financial highlights for fiscal 1999 include:

            *   Assets increases of $7.8 million
            *   Deposit increases of $7.2 million
            *   Net loan increases of $5.8 million
            *   Interest income increasing $312,000
            *   Interest expense increasing $191,000
            *   Operating expenses increasing $598,000
            *   Fiscal year earnings $257,786
            *   Earnings per share (diluted) $0.36

      We firmly believe that the initial expenses related to the expansion were necessary in order for future growth and anticipate earnings growth to begin showing significant improvement in fiscal 2000.

      I would like to express my sincere thanks to the employees of the Bank for their continued effort toward the fulfillment of our goals. I truly appreciate their support and commitment to you, our shareholders. The entire staff and I truly appreciate your support of the Company.

                                       Sincerely,

                                       Mid-Coast Bancorp, Inc.


                                       /s/ Wesley E. Richardson
                                       ------------------------------
                                       Wesley E. Richardson
                                       President and Chief Executive Officer


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


                                                               At March 31,
                                 -----------------------------------------------------------------------
                                    1999           1998           1997           1996           1995
                                    ----           ----           ----           ----           ----
Financial condition data:
  Loans, net                     $55,964,548    $50,213,531    $48,979,032    $42,465,559    $43,358,622
  Other interest-
   earning assets                 10,622,276      9,362,898      6,523,454      9,422,891      7,125,838
  Total assets                    70,770,863     63,015,163     58,925,368     54,362,066     52,749,000
  Deposits                        52,414,873     45,171,416     42,180,698     41,816,902     37,121,110
  Borrowings                      12,715,000     12,190,000     11,440,000      7,465,000     10,715,000
  Stockholders' equity           $ 5,373,620    $ 5,340,735    $ 5,075,545    $ 4,926,077    $ 4,722,596


                                                      For the Years Ended March 31,
                                 -----------------------------------------------------------------------
                                    1999           1998           1997           1996           1995
                                    ----           ----           ----           ----           ----

Operating data:
  Interest income                $ 5,229,465    $ 4,917,589    $ 4,588,646    $ 4,389,689    $ 3,939,940
  Interest expense                 2,814,771      2,623,506      2,436,580      2,485,256      2,007,051
                                 -----------------------------------------------------------------------
  Net interest income              2,414,694      2,294,083      2,152,066      1,904,433      1,932,889
  Provision for loan
   losses                             68,000         73,000         87,000         62,010         81,000
  Other income                       460,938        303,286        235,021        183,277        157,268
  Other expense                    2,408,014      1,809,874      1,913,379      1,565,259      1,293,308
                                 -----------------------------------------------------------------------
  Income before
   income taxes                      399,618        714,495        386,708        460,441        715,849
  Income tax expense                 141,832        238,879        143,933        156,994        248,474
                                 -----------------------------------------------------------------------
  Net income                     $   257,786    $   475,616    $   242,775    $   303,447    $   467,375
                                 -----------------------------------------------------------------------

  Basic earnings per share(1)    $      0.37    $      0.68    $      0.35    $      0.44    $      0.69
                                 =======================================================================
  Diluted earnings per
   share(1)                      $      0.36    $      0.67    $      0.34    $      0.43    $      0.67
                                 =======================================================================


                                                         For the Years Ended March 31,
                                        ----------------------------------------------------------------
                                        1999           1998           1997           1996           1995
                                        ----           ----           ----           ----           ----

Statistical data (2):
  Interest rate spread                  3.39%          3.63%          3.67%          3.30%          3.56%
  Net yield on average
   earning assets                       3.76           3.99           4.07           3.68           3.88
  Return on average assets              0.38           0.78           0.43           0.56           0.90
  Return on average equity              4.96           9.06           4.74           6.28          10.38
  Average equity to
   average assets                       7.65           8.62           9.12           8.92           8.67
  Dividend payout ratio                54.22          25.61          48.27          35.30          18.50

<F1>  All years restated to reflect 3 for 1 stock split in 1998 and 5% stock dividend in 1996.
<F2>  Average balances were computed using month end amounts.


GENERAL

      The following discussion should be read in conjunction with the consolidated financial statements and related notes included in this report. The financial condition and results of operations of the Holding Company reflect the operations of its subsidiary, The Waldoboro Bank, F.S.B. (the "Bank").

      The Bank's business strategy is to operate as a well-capitalized and profitable community bank dedicated to financing loans secured by residential and commercial real estate, enabling borrowers to refinance, construct or improve property. The Bank has implemented this strategy by; (i) closely monitoring the needs of customers and providing quality service; (ii) originating residential mortgage loans, construction loans, commercial real estate loans, consumer loans, and by offering checking accounts and other financial services and products; (iii) focusing on expanding the volume of the Bank's commercial real estate and commercial lending activities to serve the needs of the small business community; and (iv) focusing on expanding the volume of the Bank's mortgage loan servicing portfolio.

      From this strategy, the Bank anticipates its interest and non-interest income will increase. Like most financial institutions, Waldoboro's earnings are primarily dependent upon its net interest income, which is determined by
(i) the difference between yields on interest-earning assets and rates paid on interest bearing liabilities (known as the interest rate spread) and (ii) the relative amounts of interest earning assets and interest bearing liabilities outstanding.

      The Bank and the entire financial services industry are significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors including interest rates on money market funds, the stock market, other competing investments, account maturities and levels of personal income and savings. Lending activities are influenced by, among other things, the demand for and supply of housing, conditions in the construction industry, and loan refinancing in response to declining interest rates. Sources of funds for lending activities include deposits, loan payments, proceeds from sales of loans and investments, investment returns and borrowings.

FINANCIAL CONDITION

      Total assets at March 31, 1999 were $70,770,863, an increase of $7,755,700 from March 31, 1998 primarily derived from deposit growth at existing and new branches. The Bank has restructured its investment portfolio to maximize yield and flexibility for the Bank. To that end, the Bank has increased its investment securities available for sale, while decreasing time deposits and investments held to maturity. The net effect is an increase in the investment portfolio of $1,925,968. Net loans also increased $5,751,017.

      The Bank had, as of March 31, 1999, a net loan portfolio of $55,964,548, representing 79% of total assets. Stockholders' equity at year end was $5,373,620, an increase of $32,885 from March 31, 1998, as a result of 1999 net income after dividends, options exercised, and effects of stock award program. As discussed under "Liquidity and Capital Resources," the Bank's capital is substantially in excess of all applicable regulatory requirements.

ASSET/LIABILITY MANAGEMENT

      The goal of the Bank's asset/liability policy is to manage its exposure to interest rate risk. The principal focus of the Bank's strategy has been to reduce its exposure to interest rate fluctuations by matching more closely the effective maturities and repricing dates of its assets and liabilities. Currently the Bank's liabilities are more rate sensitive than its assets. As such, the Bank has concentrated on maintaining a high percentage of adjustable rate loans in its residential, commercial, and commercial real estate portfolios. In addition, the Bank utilizes Federal Home Loan Bank advances to control the repricing of a segment of its liabilities.

      At March 31, 1999, the adjustable rate loans in the residential mortgage loan portfolio amounted to $25.9 million or 72.0% and adjustable rate loans in the commercial loan portfolio amounted to $8.9 million or 72.3%. The Bank's strategy regarding liabilities is to attempt to restructure its deposits by increasing NOW and savings accounts and decreasing certificates of deposit. Currently, certificates of deposit represent $32.7 million or 62.4% of the Bank's deposits.

      The current interest rate environment is relatively stable with a flat yield curve. However, in a sustained flat yield curve, some of the Bank's adjustable rate mortgages may reprice more dramatically than some of the Bank's liabilities. Typically, in a declining interest rate environment, the Bank's interest rate spread would increase because liabilities would be repricing faster than assets for the same period. In contrast, in a rising rate environment, the spread would decrease resulting in an adverse affect on the Bank's net interest income.

NONPERFORMING ASSETS

      A summary of nonperforming assets for the last three years is shown below.


                                                                   At March 31,
                                                         --------------------------------
                                                           1999        1998        1997
                                                           ----        ----        ----

Nonperforming loans:
  Mortgage loans in process of foreclosure               $    ---    $    ---    $    ---
  Loans more than 90 days past due and still accruing      69,580      69,570         ---
  Nonaccrual loans                                         73,551     225,056     145,466
                                                         --------------------------------

Total nonperforming loans                                 143,131     294,626     145,466

Real estate owned, net                                        ---      70,383      91,823
                                                         --------------------------------

Total nonperforming assets                               $143,131    $365,009    $237,289
                                                         ================================

Ratio of nonperforming loans to total loans                  0.25%      0.58%        0.29%
Ratio of nonperforming assets to total assets                0.20%      0.58%        0.40%


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

      At March 31, 1999, the Bank had $69,580 of accruing loans which were 90 days or more delinquent as compared to $69,570 at March 31, 1998 and no such loans at March 31, 1997. Unrecognized interest income on all loans on non-accrual status at March 31, 1999 totaled $7,253.

      Management is not aware of any loans other than those represented in the table above which are potential problem loans at present.

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


                                      Year Ended March 31, 1999              Year Ended March 31, 1998
                                 -----------------------------------   -----------------------------------
                                   Average                    Yield/     Average                     Yield/
                                   Balance       Interest      Rate      Balance        Interest      Rate
                                   -------       --------      ----      -------        --------      ----

Interest-earning assets:
  Loans                          $52,902,202    $4,588,941     8.67%   $49,601,915     $4,464,822    9.00%
  Interest bearing &
   time deposits                   3,655,632       207,952     5.69%     1,559,093         87,522    5.61%
  Federal funds sold               3,829,465       196,752     5.14%     2,806,836        155,004    5.52%
  Investments & mortgage-
   backed securities               3,877,991       235,820     6.08%     3,487,291        210,241    6.03%
                                 -----------    ----------             -----------     ----------
Total interest-earning
 assets                           64,265,290     5,229,465     8.14%    57,455,135      4,917,589    8.56%
Other assets:
  Allowance for loan losses         (367,609)                             (318,443)
  Cash and due from banks          1,418,678                             1,158,854
  Fixed assets                     1,696,547                             1,539,018
  Other assets                       985,600                             1,093,918
                                 -----------                           -----------
Total assets                     $67,998,506                           $60,928,482
                                 ===========                           ===========

Interest-bearing liabilities:
  NOW, savings & money
   market accounts                16,460,915       423,854     2.57%    14,626,501         19,661    2.87%
  Certificates of deposit         30,216,858     1,670,643     5.53%    27,352,018      1,544,788    5.65%
  Borrowings                      12,547,603       720,274     5.74%    11,185,205        659,057    5.89%
                                 -----------    ----------             -----------     ----------
Total interest-bearing
 liabilities                      59,225,376     2,814,771     4.75%    53,163,724      2,623,506    4.93%

Other liabilities:
  Demand deposits                  3,142,831                             2,187,357
  Other liabilities                  431,470                               325,651
                                 -----------                           -----------
Total liabilities                 62,799,677                            55,676,732
Stockholders' equity               5,198,829                             5,251,750
                                 -----------                           -----------

Total liabilities and
 stockholders' equity            $67,998,506                           $60,928,482
                                 ===========                           ===========

Net interest income                             $2,414,694                              $2,294,083
                                                ==========                              ==========
Interest rate spread                                           3.39%                                 3.63%
Net interest income as a
 percentage of average
 interest-earning assets                                       3.76%                                 3.99%


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


                                            Year Ended March 31, 1999             Year Ended March 31, 1998
                                              Compared to 1998                        Compared to 1997
                                               Increase (Decrease)                   Increase (Decrease)
                                        ----------------------------------    ---------------------------------
                                         Volume        Rate          Net        Volume       Rate         Net
                                         ------        ----          ---        ------       ----         ---

Interest on interest-earning assets:
  Loans                                 $273,311    $(149,192)    $124,119    $364,619    $(55,248)    $309,371
  Interest-bearing
   & time deposits                       119,247        1,183      120,430      19,384       1,831       21,215
  Federal funds sold                      51,612       (9,864)      41,748      74,079       4,490       78,569
  Investments &
   mortgage-backed
   securities                             23,744        1,835       25,579     (72,562)     (7,650)     (80,212)
                                        -----------------------------------------------------------------------
  Total Interest Income                 $467,914    $(156,038)    $311,876    $385,520    $(56,577)    $328,943
                                        -----------------------------------------------------------------------
Interest on interest-bearing
 liabilities:
  Savings, NOW, & money
   market deposit accounts                23,010      (18,817)       4,193      39,448     (14,495)      24,953
  Certificates of deposit                157,535      (31,680)     125,855      60,554     (30,714)      29,840
  Borrowings                              77,651      (16,434)      61,217     114,963      17,170      132,133
                                        -----------------------------------------------------------------------
  Total Interest Expense                 258,196      (66,931)     191,265     214,965     (28,039)     186,926
                                        -----------------------------------------------------------------------

NET INTEREST INCOME                     $209,718    $ (89,107)    $120,611    $170,555    $(28,538)    $142,017
                                        =======================================================================


                            RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED MARCH 31, 1999 AND 1998

NET INCOME

      Net income for the year ended March 31, 1999 amounted to $257,786, compared to $475,616 for the year ended March 31, 1998. This decrease is primarily related to the increased expenses caused by the Bank's decision to expand its branch system from two locations for four by establishing new locations. Net income was $0.37 basic earnings per share of common stock or $0.36 diluted earnings per share. This compares to $0.68 basic earnings per share of common stock and $0.67 diluted earnings per share for the previous fiscal year.

      Changes from March 31, 1998 to March 31, 1999, include an increase in total interest income of $311,876 or 6.34%, an increase in total interest expense of $191,265 or 7.29%, an increase in net interest income of $120,611 or 5.26%, an increase in other income of $157,652 or 51.98%, and in increase in other expenses of $598,140 or 33.05%. The details of these changes will be discussed throughout the remainder of this section.

INTEREST INCOME

      Total interest income for the year ended March 31, 1999 increased $311,876 or 6.34% compared to the previous fiscal year. The increase is partially related to an increase of $3.3 million or 6.65% in the average balances of mortgage, consumer and commercial loans compared to the previous fiscal year, which is partially off set by declining yields. The increase in average balances of all loan types is primarily related to the new branches in Belfast and Jefferson, and continued growth in Rockland. Primarily growth has been in mortgages and consumer loans at the branches, while in Waldoboro the primary growth is in commercial loans. Additional interest income is comprised of interest on mortgage-backed securities of $35,557, and other interest income of $404,704, which is comprised of other interest bearing deposits and federal funds sold.

      The increase in interest on mortgage-backed securities is related to the Bank's strategy to improve interest yields by increasing the average balances of investments. Other interest income which is comprised of Federal Funds sold and interest bearing time deposits increased due to an increase in the volume of those assets.

INTEREST EXPENSE

      Total interest expense for the year ended March 31, 1999, increased $191,265 or 7.29% compared to the same period last year. This increase is primarily related to increases in the average balances of NOW accounts, savings, certificates of deposit and borrowings. These increases in deposit accounts are primarily related to certificate of deposit growth at the Bank's three branches, coupled with lesser increases in NOW accounts and savings. These increases are partially offset by an overall reduction in the average rate equal to 12 basis points on certificates of deposit and 30 basis points on NOW accounts and savings.

PROVISION FOR LOAN LOSSES

      The Bank's provision for loan losses was $68,000 for the year ended March 31, 1999, compared to $73,000 for the previous year. Combined with net charge-offs of $10,511, this resulted in an allowance for loan losses of
$404,385 or a 16.57% increase over the previous fiscal year.   The increase
corresponds to the growth in residential mortgages and commercial loans.

      The allowance for loan losses to non-performing loans was 282% at March 31, 1999, compared to 118% a year ago. The allowance to total loans is 0.72% at March 31, 1999 compared to 0.68% at March 31, 1998. Management believes that the allowance is sufficient given the commensurate risk associated with the loan portfolio.

OTHER INCOME

      Other income for the year ended March 31, 1999 was primarily generated from three areas; loan servicing and other loan fees, gain on sale of loans and deposit account fees. The increase in other income totaled $157,652 or 51.98% compared to a year ago. The increases in loan servicing and gain on sale of loans is primarily related to the Bank's continued effort to increase loan sales to the secondary market. Proceeds from loan sales were $6.1 million in fiscal 1999 compared to $3.4 million in 1998. Increases in deposit account fees are consistent with the accounts that generate fee income, primarily relating to overdraft fees.

OTHER EXPENSES

      The increase in other expenses is primarily related to the Bank's decision to expand its branch network. The areas primarily affected include: compensation, employee benefits, occupancy and equipment and other expenses including data processing, advertising, telephone and ATM processing.

      The increase in compensation amounted to $196,846 or 28.32%. This increase consists of various promotions and salary increases to current staff, the addition of four full-time tellers and a branch manager in Belfast, the promotion of a current staff member to branch manager in Jefferson, and the hiring of one teller for the Jefferson branch.

      The increase in employee benefits amounted to $74,458 or 46.86%. This increase consists of increases in FICA expense, life and medical insurance, unemployment taxes, bonus payments and accrued vacation expense.

      Occupancy and equipment increased $149,141 or 76.19% due to depreciation of leasehold improvements made in Belfast and Jefferson, depreciation and maintenance of related banking and computer equipment for each location and the rent in Belfast.

      Miscellaneous other expenses increased $165,309 or 24.56% consisting primarily of increases in advertising relating to the new branches and the use of an ad agency, ATM processing due to the addition of the Belfast ATM and increased use of the Rockland and Jefferson ATMs telephone expense due to additional phone lines and service to Belfast and Jefferson branches and upgrading of the communications network between Waldoboro and Rockland, and data processing related to increased total transaction volume.

INCOME TAX EXPENSE

      The provision for income tax for the year ended March 31, 1999, was $141,832 a decrease of $97,047 from the previous year due to lower income before income taxes. See note 6 to the consolidated financial statements for further information regarding income taxes.

COMPARISON OF YEARS ENDED MARCH 31, 1998 AND 1997

NET INCOME

      Net income for the year ended March 31, 1998 amounted to $475,616. This represents a 96% increase compared to fiscal 1997 income of $242,775. It should be noted that fiscal 1997 income was effected by the one-time assessment of $241,299 paid to recapitalize Savings Association Insurance Fund
(SAIF). Without the SAIF assessment, fiscal 1998 earnings would have increased 19% over the previous fiscal year.

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

      During the past several years, the Bank has used funds primarily to meet its ongoing commitments to fund maturing time deposits and savings withdrawals, to fund existing and continuing loan commitments and to maintain liquidity. The Bank has periodically supplemented its liquidity needs with advances from the FHLB. The Bank's current borrowing capacity exceeds $34,000,000. At March 31, 1999, the Bank's borrowings from the FHLB were $12.7 million.

      At year end March 31, 1999, stockholders' equity was $5,373,620 or 7.59% of assets compared to $5,340,735 or 8.48% at March 31,1998. The reduced percentage reflects the increase in assets during the period. The Bank is required to maintain specified amounts of capital pursuant to federal regulations. At yearend March 31, 1999, the Bank's capital substantially exceeded core capital, tangible capital and risk based capital regulatory requirements. See note 11 of the consolidated financial statements for further information.

YEAR 2000

      The Holding Company has conducted a review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed a plan to resolve the issue. The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Holding Company's programs that have time-sensitive software may recognize a date using "00" as year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Holding Company has adopted the regulatory plan to address this issue which has five phases. The Company has substantially completed the first four phases and is currently working on the implementation phase. The following is a brief synopsis of each phase:

1) Awareness Phase - This phase consists of defining the Year 2000 problem and developing a strategy that encompasses all of the Bank' and Holding Company's vendor systems. This phase has been completed by the institution

2) Assessment Phase - This phase consists of assessing the Year 2000 problem and detailing the steps necessary to address the issue. This phase must identify all software, hardware, other miscellaneous items, and customer and vendor interdependencies affected by the Year 2000 issue. While this phase is complete, management recognizes that other issues could arise that would need to be assessed.

3) Renovation Phase - This phase includes upgrades to hardware and software, system upgrades, vendor certifications, and other associated changes. For those applications handled by an outside vendor, management has had ongoing discussions about how they are addressing this issue, and we will continue to monitor their progress.

4) Validation Phase - This phase consists of testing all hardware and software to ensure that it is compatible with our system. In addition to testing components, connections with other systems must be verified, and all changes should be accepted by internal and external users. Management has established controls to assure the effective and timely completion of all hardware and software testing prior to final implementation.

      As with the renovation phase, the Company will be in ongoing discussions with its vendors on the success of their validation efforts. The Company has completed the testing all of its critical systems and has completed this phase.

5) Implementation Phase - During the final phase, all systems should be certified as Year 2000 compliant. Any systems that fail certification must be addressed and contingency plans must be implemented to ensure continuity. In addition, all new systems and changes to existing systems must be verified as Year 2000 compliant. The Holding Company anticipates completion of this phase by June 30, 1999.

      The Holding Company presently believes that because of the conversion to new software in fiscal 1997, the Year 2000 will not pose significant operational problems for the Holding Company's and the Bank's computer system and it does not anticipate any further material costs to be incurred. Also, the Bank's loan portfolio is not significantly concentrated with any single borrower (at March 31, 1999, the largest commercial loan relationship approximated $749,000) and consists largely of loans secured by real estate. These factors help mitigate Year 2000 risks pertaining to the valuation of the loan portfolio, however, the Bank is currently contacting its significant loan customers regarding their Year 2000 efforts. In addition, the Company has developed a contingency plan in case any systems or key vendors are not operational after the year 2000. This plan will be continually reviewed and revised to address all critical systems. It should also be noted that the Bank's regulatory agency, the Office of Thrift Supervision, has been monitoring, and plans to continue monitoring, the Bank's progress in addressing Year 2000 matters. To date the Bank has spent approximately $27,000 on the Year 2000 issue primarily due to the purchase of computer hardware, related installation cost and overtime for key employees and anticipates that it may spend $15,000 additional in the future.

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

PART II

MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

      On March 31, 1999, there were 715,457 shares of the Holding Company's Common Stock outstanding held by approximately 395 holders of record. Also at such date, the Holding Company had granted options to purchase shares of the Holding Company's Common Stock.

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


                                                       Cash
                                                     Dividends
                                                      Paid per
Quarter Ended                   High(1)    Low(1)     Share(1)
--------------------------------------------------------------

March 31, 1997                  $ 6.33     $ 6.33      $  ---
June 30, 1997                     6.50       6.17       0.086
September 30, 1997                9.33       7.00         ---
December 31, 1997                10.83       8.83       0.086

March 31, 1998                  $14.00     $12.83         ---
June 30, 1998                    12.25      11.50        0.10
September 30, 1998                9.75       8.50         ---
December 31, 1998                 9.75       7.00        0.10

March 31, 1999                   10.00       7.00         ---

<F1>  All figures adjusted to reflect 3 for 1 stock split that took effect in
      1998.


      On April 14, 1999 the Holding Company declared a dividend of $.10 per share to Stockholders of record on June 1, 1999 and payable June 30, 1999.


                           Mid-Coast Bancorp, Inc.

                        Audited Financial Statements

                  Years Ended March 31, 1999, 1998 and 1997
                      With Independent Auditors' Report


                           MID-COAST BANCORP, INC.

                        INDEX TO FINANCIAL STATEMENTS

                                                                Page
                                                                ----

Independent Auditors' Report                                     F-1

Consolidated Balance Sheets as of March 31, 1999 and 1998        F-2

Consolidated Statements of Income for each of the Three Years
 Ended March 31, 1999                                            F-4

Consolidated Statements of Changes in Stockholders' Equity
 for each of the Three Years Ended March 31, 1999                F-5

Consolidated Statements of Cash Flows for each of the Three
 Years Ended March 31, 1999                                      F-6

Notes to Consolidated Financial Statements                       F-8


                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Mid-Coast Bancorp, Inc.


We have audited the accompanying consolidated balance sheets of Mid-Coast Bancorp, Inc. and Subsidiary as of March 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mid-Coast Bancorp, Inc. and Subsidiary at March 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.




                                       /s/ Baker Newman & Noyes
                                       ------------------------------
April 30, 1999                         Limited Liability Company
Portland, Maine

                           MID-COAST BANCORP, INC.

                         CONSOLIDATED BALANCE SHEETS

                           March 31, 1999 and 1998


                                   ASSETS
                                   ------
                                                                          1999           1998
                                                                          ----           ----

Cash and due from banks                                                $ 1,583,693    $ 1,149,870
Interest bearing deposits                                                   93,095         98,160
Federal funds sold                                                       2,120,000      2,720,000
                                                                       --------------------------

    Cash and cash equivalents                                            3,796,788      3,968,030

Time deposits                                                            2,079,000      2,476,000
Investment securities available for sale, at market (notes 2 and 9)      5,216,681      2,144,041
Held to maturity investment securities (market value of
 $186,415 in 1999 and $922,351 in 1998) (notes 2 and 9)                    200,000        949,672
Investment in Federal Home Loan Bank stock (note 9)                        734,500        622,000
Loans held for sale                                                        179,000        353,025


Loans (notes 3 and 9):                                                  56,429,522     50,624,539
  Less:  Allowance for loan losses (note 4)                                404,385        346,896
         Net deferred loan fees                                             60,589         64,112
                                                                       --------------------------

                                                                        55,964,548     50,213,531

Bank premises and equipment, net (note 5)                                1,734,619      1,490,827

Other assets:
  Accrued interest receivable - loans                                      288,413        239,689
  Accrued interest receivable - time deposits                               18,328         12,445
  Accrued interest receivable - investment and
   mortgage-backed securities                                               70,213         46,494
  Deferred income taxes (note 6)                                           113,137        100,000
  Prepaid expenses and other assets                                        375,636        329,026
  Real estate owned (note 7)                                                     -         70,383
                                                                       --------------------------

      Total other assets                                                   865,727        798,037
                                                                       --------------------------

      Total assets                                                     $70,770,863    $63,015,163
                                                                       ==========================

                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------

Liabilities:
  Deposits (note 8):
    Demand deposits                                                    $ 3,106,977    $ 2,297,644
    NOW accounts                                                         5,309,433      4,018,629
    Savings                                                              6,582,120      5,686,227
    Money market deposit accounts                                        4,711,304      5,134,082
    Certificates of deposit                                             32,705,039     28,034,834
                                                                       --------------------------

    Total deposits                                                      52,414,873     45,171,416

  Advances from the Federal Home Loan Bank (note 9)                     12,715,000     12,190,000
  Accrued expenses and other liabilities                                   267,370        313,012
                                                                       --------------------------

    Total liabilities                                                   65,397,243     57,674,428

Commitments and contingencies (note 10)

Stockholders' equity (notes 11 and 12):
  Common stock, $1 par value, 1,500,000 shares authorized;
   715,457 shares issued and outstanding (711,960 shares in 1998)          715,457        711,960
  Paid-in capital                                                        1,535,412      1,521,041
  Retained earnings                                                      3,371,524      3,253,517
  Accumulated other comprehensive income (loss)                            (25,500)             -
  Unearned compensation                                                   (223,273)      (145,783)
                                                                       --------------------------

    Total stockholders' equity                                           5,373,620      5,340,735
                                                                       --------------------------

    Total liabilities and stockholders' equity                         $70,770,863    $63,015,163
                                                                       ==========================


See accompanying notes.


                           MID-COAST BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF INCOME

                  Years Ended March 31, 1999, 1998 and 1997

                                                      1999          1998          1997
                                                      ----          ----          ----

Interest income:
  Interest on loans                                $4,588,941    $4,464,822    $4,155,451
  Interest on investment securities                   200,263       210,241       257,426
  Interest on mortgage-backed securities               35,557             -        33,027
  Other                                               404,704       242,526       142,742
                                                   --------------------------------------
    Total interest income                           5,229,465     4,917,589     4,588,646

Interest expense:
  Interest on deposits (note 8)                     2,094,497     1,964,449     1,909,656
  Interest on borrowings                              720,274       659,057       526,924
                                                   --------------------------------------

    Total interest expense                          2,814,771     2,623,506     2,436,580
                                                   --------------------------------------

    Net interest income                             2,414,694     2,294,083     2,152,066

Provision for loan losses (note 4)                     68,000        73,000        87,000
                                                   --------------------------------------

                                                    2,346,694     2,221,083     2,065,066
Other income:
  Loan servicing and other loan fees                   58,628        52,089        46,335
  Gain on sale of loans                               183,102        54,785        31,436
  Deposit account fees                                210,793       188,619       140,654
  Gain (loss) on sale of investment securities
   available for sale (note 2)                         (3,012)            -         6,748
  Miscellaneous                                        11,427         7,793         9,848
                                                   --------------------------------------

                                                      460,938       303,286       235,021
Other expenses:
  Compensation of directors, officers and staff       891,976       695,130       652,237
  Employee benefits (notes 12 and 13)                 233,354       158,896       141,733
  Occupancy and equipment expense                     344,890       195,749       137,900
  Insurance expense (note 14)                          81,066        74,834       360,328
  Real estate owned (note 7)                           18,397        12,243        11,678
  Other (note 14)                                     838,331       673,022       609,503
                                                   --------------------------------------

                                                    2,408,014     1,809,874     1,913,379
                                                   --------------------------------------

  Income before income taxes                          399,618       714,495       386,708

  Income tax expense (note 6)                         141,832       238,879       143,933
                                                   --------------------------------------

  Net income                                       $  257,786    $  475,616    $  242,775
                                                   ======================================

  Earnings per share - basic                       $     0.37    $     0.68    $     0.35
                                                   ======================================

  Earnings per share - diluted                     $     0.36    $     0.67    $     0.34
                                                   ======================================


See accompanying notes.


                           MID-COAST BANCORP, INC.

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                    Years Ended March 31, 1999, 1998 and 1997
                                                 ---------------------------------------------------------------------------------
                                                                                   Accumulated Other                     Total
                                                  Common    Paid-in     Retained     Comprehensive       Unearned    Stockholders'
                                                  Stock     Capital     Earnings     Income (Loss)     Compensation     Equity
                                                  ------    -------     --------    -----------------  ------------  -------------

Balance at March 31, 1996                        $229,031  $1,448,282  $3,248,764             -                 -     $4,926,077
  Net income (and total comprehensive income)           -           -     242,775             -                 -        242,775
  Issuance of 2,408 shares of common stock
   upon exercise of options                         2,408      21,487           -             -                 -         23,895
  Dividends declared ($.17 per share)                   -           -    (117,202)            -                 -       (117,202)
                                                 -------------------------------------------------------------------------------
Balance at March 31, 1997                         231,439   1,469,769   3,374,337             -                 -      5,075,545
  Net income (and total comprehensive income)           -           -     475,616             -                 -        475,616
  Issuance of 5,881 shares of common stock
   upon exercise of options                         5,881      51,272           -             -                 -         57,153
  Dividends declared ($.17 per share)                   -           -    (121,796)            -                 -       (121,796)
  Stock split effected as dividend (note 11)      474,640           -    (474,640)            -                 -              -
  Acquisition of shares for stock award plan
   (note 12)                                            -           -           -             -          (177,925)      (177,925)
  Amortization of unearned compensation                 -           -           -             -            32,142         32,142
                                                 -------------------------------------------------------------------------------

Balance at March 31, 1998                         711,960   1,521,041   3,253,517             -          (145,783)     5,340,735
  Net income                                            -           -     257,786             -                 -        257,786
  Other comprehensive income net of tax:
    Net unrealized loss on investments
     available for sale, net of
     reclassification adjustment (note 15)              -           -           -       (25,500)                -        (25,500)
                                                                                                                      ----------
  Total comprehensive income                                                                                             232,286

  Issuance of 3,497 shares of common
   stock upon exercise of options                   3,497       9,305           -             -                 -         12,802
  Dividends declared ($.20 per share)                   -           -    (139,779)            -                 -       (139,779)
  Acquisition of shares for stock award plan
   (note 12)                                            -           -           -             -          (109,630)      (109,630)
  Amortization of unearned compensation                 -           -           -             -            32,140         32,140
  Net tax effect of stock award plan                    -       5,066           -             -                 -          5,066
                                                 -------------------------------------------------------------------------------

Balance at March 31, 1999                        $715,457  $1,535,412  $3,371,524      $(25,500)        $(223,273)    $5,373,620
                                                 ===============================================================================


See accompanying notes.


                           MID-COAST BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                  Years Ended March 31, 1999, 1998 and 1997

                                                               1999            1998            1997
                                                               ----            ----            ----

Operating activities:
  Net income                                                $   257,786     $   475,616     $   242,775
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation                                                158,565         114,817          62,268
    Net accretion on investment securities                       (1,131)         (3,085)         (6,250)
    Loss (gain) on sale of investment securities
     available for sale                                           3,012               -          (6,748)
    Amortization of unearned compensation                        32,140          32,142               -
    Loss on disposal of bank premises and equipment                   -          10,252               -
    Provision for loan losses                                    68,000          73,000          87,000
    Net change in deferred loan fees                             (3,523)        (55,854)        (31,288)
    Proceeds from sales of loans                              6,130,644       3,447,347       2,248,585
    Loans originated for sale                                (5,830,700)     (3,680,587)     (1,723,070)
    Gain on sales of loans                                     (183,102)        (54,785)        (31,436)
    Loss on sale of real estate owned                            12,779           8,235               -
    Deferred income taxes                                       (10,928)         (2,000)         (4,000)
    Change in accrued interest receivable                       (78,326)          5,276          10,687
    Change in prepaid expenses and other assets                  10,573        (136,388)        (94,757)
    Change in income taxes receivable                                 -               -          60,220
    Change in accrued expenses and other liabilities            (29,648)         83,887          75,038
                                                            -------------------------------------------
  Net cash flows from operating activities                      536,141         317,873         889,024
Investing activities:
  Net change in time deposits                                   397,000      (1,387,000)        692,101
  Investment securities available for sale:
    Proceeds from sale of investment securities               1,496,988          10,000         508,942
    Proceeds from maturities, calls and principal
     pay downs                                                2,374,694         750,000         552,805
    Purchases                                                (6,985,168)     (1,082,857)     (2,405,881)
    Held to maturity investment securities:
      Proceeds from maturities, calls and principal
       pay downs                                                750,000               -       2,619,219
    Purchases of Federal Home Loan Bank stock                  (112,500)              -               -
    Net change in loans                                      (6,028,076)     (1,400,539)     (6,566,937)
    Proceeds from sale of real estate owned                     270,186         162,099         130,066
    Proceeds from sale of bank premises and equipment                 -               -           1,500
    Purchases of bank premises and equipment                   (402,357)        (35,606)       (257,469)
                                                            -------------------------------------------

    Net cash flows from investing activities                 (8,239,233)     (2,983,903)     (4,725,654)


                           MID-COAST BANCORP, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (CONTINUED)

                  Years Ended March 31, 1999, 1998 and 1997

                                                               1999            1998            1997
                                                               ----            ----            ----

Financing activities:
  Net change in certificates of deposit                     $ 4,670,205     $ 2,475,002     $(1,957,322)
  Net change in other deposits                                2,573,252         515,716       2,321,118
  Maturities of advances from Federal Home Loan Bank         (7,475,000)     (8,250,000)     (4,525,000)
  Advances from Federal Home Loan Bank                        8,000,000       9,000,000       8,500,000
  Issuance of stock                                              12,802          57,153          23,895
  Dividends paid                                               (139,779)       (121,796)       (117,202)
  Acquisition of shares for stock award plan                   (109,630)       (177,925)              -
                                                            -------------------------------------------

  Net cash flows from financing activities                    7,531,850       3,498,150       4,245,489
                                                            -------------------------------------------

Net (decrease) increase in cash and cash equivalents           (171,242)        832,120         408,859

Cash and cash equivalents at beginning of year                3,968,030       3,135,910       2,727,051
                                                            -------------------------------------------

Cash and cash equivalents at end of year                    $ 3,796,788     $ 3,968,030     $ 3,135,910
                                                            ===========================================

Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest (including $2,607,554, $2,380,566
     and $1,655,818, credited to deposit accounts
     in 1999, 1998 and 1997, respectively)                  $ 2,798,829     $ 2,595,603     $ 2,411,059
    Income taxes                                                288,639         162,084          55,174

Supplemental disclosure of noncash transactions:
  Net transfer of real estate owned and similar
   assets to (from) loans                                      (212,582)       (148,894)          2,248

  Entries required to recognize net unrealized gain
   or loss on investment securities available for sale:
    Unrealized loss on investment securities
     available for sale                                         (38,637)              -               -
    Deferred tax asset                                           13,137               -               -
    Stockholders' equity                                        (25,500)              -               -

  Net tax effect of stock award plan:
    Deferred tax asset                                          (10,928)              -               -
    Additional paid in capital                                   (5,066)              -               -
    Other liabilities                                            15,994               -               -

See accompanying notes.


                           MID-COAST BANCORP, INC.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        March 31, 1999, 1998 and 1997

1.    Accounting Policies
      -------------------

      Consolidation
      -------------

      The accompanying consolidated financial statements include the accounts of Mid-Coast Bancorp, Inc. ("the Company"), its wholly-owned subsidiary, The Waldoboro Bank, F.S.B. (the "Bank") and the Bank's wholly-owned subsidiary, First Waldoboro Corporation. First Waldoboro Corporation has no significant activity. All significant intercompany balances and transactions have been eliminated.

      Business
      --------

      The Company, through the Bank, provides a full range of banking services to individuals and corporate customers located in the mid-coast area of Maine. The Bank is subject to competition from other financial institutions. The Company and the Bank also are subject to the regulations of certain federal regulatory agencies and undergo periodic examinations by those regulatory authorities.

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

      Restrictions on Cash Availability
      ---------------------------------

      The Company is required to maintain certain amounts of cash on deposit at the Federal Reserve Bank and is restricted from investing these amounts. At March 31, 1999, this required balance was $150,000.

      Investments
      -----------

      The Company's investments in securities are classified and accounted for as follows:

          Held to Maturity Investment Securities
          --------------------------------------

          Debt securities for which management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

          Investment Securities Available for Sale
          ----------------------------------------

          Investment securities available for sale consist of investments to be held for indefinite periods of time and are carried at market value. Net unrealized gains or losses (net of tax effect) are reflected as a separate component of accumulated other comprehensive income.

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

      Management believes that the allowance for loan losses is adequate. Arriving at an appropriate level of allowance for loan loss involves judgment. The primary considerations are the level of delinquencies, the nature of the loan portfolio, prior loan loss experience, the local economic conditions, and current real estate market trends. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

      A substantial portion (89% and 88% at March 31, 1999 and 1998, respectively) of the Company's loans are collateralized by real estate (primarily residential) in Maine. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is particularly susceptible to changes in market conditions for residential real estate in the Company's market area.

      Loans Held for Sale and Loans Sold
      ----------------------------------

      Loans held for sale are carried at the lower of aggregate cost or fair value.

      Gains and losses on sales of loans are determined using the specific identification method. The gains and losses resulting from the sales of loans with servicing retained are adjusted to recognize the present value of future servicing fee income over the estimated lives of the related loans and are capitalized as mortgage servicing rights as required by Statement of Financial Accounting Standards No. 125. Mortgage servicing rights are included with prepaid expenses and other assets in the consolidated balance sheets.

      Mortgage servicing rights are amortized over the estimated weighted average life of the serviced loans. Amortization is recorded as a charge against loan servicing fees. The Company's assumptions with respect to prepayments, which affect the estimated average life of the loans, are adjusted periodically to reflect current circumstances. To measure possible impairment, the rights are stratified based on yields and terms of the underlying loans. Impairment losses are recognized if the amounts of capitalized rights for a stratum exceeds their fair value.

      Interest Income on Loans
      ------------------------

      Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest income is discontinued when a loan becomes impaired and in management's opinion is deemed uncollectible in whole or in part as to principal or interest. In these cases, interest is recognized only when received. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment to the related loan yield, generally over the contractual life of the loan, or until the loan is sold or repaid.

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

      Real Estate Owned
      -----------------

      Real estate owned (REO), other than bank premises, consists of properties acquired through mortgage loan foreclosure proceedings. REO is initially recorded at the lower of cost or fair value, less estimated selling costs, at the date of foreclosure and any losses recognized at that time are charged to the allowance for loan losses. Subsequent to this date, additional losses incurred resulting from further decreases in the fair value (net of estimated selling costs) of the property are recognized by a charge to operations. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

      Statement of Cash Flows
      -----------------------

      The Company considers cash and due from banks, interest-bearing deposits and federal funds sold as cash and cash equivalents on the consolidated statements of cash flows.

      Advertising Costs
      -----------------

      Advertising costs are expensed as incurred (see note 14).

      Stock-based Compensation
      ------------------------

      Compensation expense for the Stock Option Plan and the Recognition and Retention Plan is accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Stock Option Plan is a noncompensatory plan and no expense is recognized. The Recognition and Retention Plan is a compensatory plan and expense is recognized as employee benefits expense based on the fair value of the Company's shares awarded to participants as the shares vest. Shares not yet awarded are not considered outstanding for purposes of computing earnings per share.

      Comprehensive Income
      --------------------

      In 1999, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Accumulated other comprehensive income consists solely of net unrealized gains or losses on investment securities available for sale.

      Earnings Per Share
      ------------------

      Earnings per share (EPS) are computed by dividing net income by the weighted average number of shares outstanding. The following table shows the weighted average number of shares outstanding for each of the last three years. 1998 and 1997 amounts have been restated to reflect the three-for-one stock split effective on March 31, 1998. Shares issuable relative to stock options granted have been reflected as an increase in the shares outstanding used to calculate diluted EPS, after applying the treasury stock method. The number of shares outstanding for basic and diluted EPS are presented as follows:

                                                         1999        1998        1997
                                                         ----        ----        ----

      Average shares outstanding                        714,074     704,042     689,925

      Less average unawarded shares in Recognition
       and Retention Plan                                (9,359)     (1,350)          -
                                                        -------------------------------

      Average shares outstanding, used in computing
       basic EPS                                        704,715     702,692     689,925

      Additional shares due to stock options              6,032       8,282      15,102
                                                        -------------------------------

      Average equivalent shares outstanding, used
       in computing diluted EPS                         710,747     710,974     705,027
                                                        ===============================


      There is no difference between net income and net income available to common stockholders.

      New Accounting Pronouncements Not Yet Implemented
      -------------------------------------------------

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is not expected to have a significant effect on the Company's financial position or results of operations based on the Company's current activities. SFAS No. 133 is scheduled to be effective in fiscal 2001, although the Financial Accounting Standards Board may delay the effective date until fiscal 2002.

      Reclassification
      ----------------

      Certain 1998 and 1997 amounts have been reclassified to conform with current year presentation.

2.    Investment Securities
      ---------------------

      Investment Securities Available for Sale
      ----------------------------------------

      The amortized cost and market values of available for sale investment securities at March 31, 1999 is presented below:

                                                       Gross          Gross
                                      Amortized      Unrealized     Unrealized       Market
                                         Cost          Gains          Losses         Value
                                      ---------      ----------     ----------       ------

      U.S. Agency Obligations         $3,099,567       $1,482       $(27,577)      $3,073,472

      Mortgage-backed securities       1,498,574            -        (11,219)       1,487,355

      Mutual fund                        657,177            -         (1,323)         655,854
                                      -------------------------------------------------------

                                      $5,255,318       $1,482       $(40,119)      $5,216,681
                                      =======================================================

      The amortized cost and market values of available for sale investment securities at March 31, 1998 is presented below:

                                                       Gross          Gross
                                      Amortized      Unrealized     Unrealized       Market
                                         Cost          Gains          Losses         Value
                                      ---------      ----------     ----------       ------

      Debt securities:
        U.S. Treasury Obligations     $  499,329       $1,138       $      -       $  500,467
        U.S. Agency Obligations        1,048,980          700              -        1,049,680
                                      -------------------------------------------------------

                                       1,548,309        1,838              -        1,550,147

      Mutual fund                        595,732            -         (1,838)         593,894
                                      -------------------------------------------------------

                                      $2,144,041       $1,838       $ (1,838)      $2,144,041
                                      =======================================================


      The March 31, 1999 amortized cost and estimated market value of debt securities by contractual maturity (without giving effect to earlier call dates in certain instances) are as follows:

                                                  Amortized        Market
                                                     Cost          Value
                                                  ---------        ------

        Due in one year or less                   $        -     $        -
        Due after one year through five years      3,099,567      3,073,472
        Mortgage-backed securities                 1,498,574      1,487,355
                                                  -------------------------
                                                  $4,598,141     $4,560,827
                                                  =========================


      For purposes of the maturity table, mortgage-backed securities have not been allocated.

      Gross gains and losses on sales of investment securities available for sale for 1999, 1998 and 1997 are summarized below:

                              1999         1998       1997
                              ----         ----       ----

        Gross gains          $     -      $    -     $6,748
        Gross losses           3,012           -          -
                             ------------------------------

        Net gain or loss     $(3,012)     $    -     $6,748
                             ==============================


      At March 31, 1999 and 1998, investment securities with carrying values of $186,405 and $299,672, respectively, were pledged to secure deposits.

      Held to Maturity Investment Securities
      --------------------------------------

      The amortized cost and market values of held to maturity investment securities at March 31, 1999 and 1998 are as follows:

                                                         March 31, 1999
                                      ----------------------------------------------------
                                                      Gross          Gross
                                      Amortized     Unrealized     Unrealized      Market
                                        Cost          Gains          Losses        Value
                                      ---------     ----------     ----------      ------

      U.S. Agency Obligations         $200,000         $  -         $13,585       $186,415
                                      ====================================================

                                                         March 31, 1998
                                      ----------------------------------------------------
                                                      Gross          Gross
                                      Amortized     Unrealized     Unrealized      Market
                                        Cost          Gains          Losses        Value
                                      ---------     ----------     ----------      ------

      Debt Securities:
        U.S. Treasury Obligations     $299,672         $  -         $ 1,055       $298,617
        U.S. Agency Obligations        650,000            -          26,266        623,734
                                      ----------------------------------------------------
                                      $949,672         $  -         $27,321       $922,351
                                      ====================================================


      The U.S. Agency Obligation at March 31, 1999 is an inverse floater structured note maturing in 2003, with an amortized cost of $200,000 and market value of $186,415.

3.    Loans
      -----

      Loans at March 31, 1999 and 1998 consisted of the following:

                                                      1999            1998
                                                      ----            ----

        Real estate mortgage - residential         $35,973,168     $33,971,535
        Real estate mortgage - commercial            9,699,298       7,464,541
        Construction, net of undisbursed funds       2,824,413       2,189,613
        Other commercial                             2,618,523       2,071,625
        Home equity                                  1,467,125       1,092,794
        Passbook loans                                 317,548         261,888
        Installment and other                        3,529,447       3,572,543
                                                   ---------------------------
                                                   $56,429,522     $50,624,539
                                                   ===========================


      Loans serviced for others at March 31, 1999, 1998 and 1997 totaled $11,687,993, $7,546,489 and $7,269,828, respectively. Mortgage servicing rights (included in prepaid expenses and other assets) at March 31, 1999 (net of amortization) totaled $61,729; mortgage servicing rights at March 31, 1998 and 1997 were immaterial.

      Loans contractually past due and nonaccruing as to interest income totaled $73,551 and $225,056 at March 31, 1999 and 1998, respectively. Unrecognized accrued interest on such loans totaled $7,253 and $17,089 at March 31, 1999 and 1998, respectively.

      Information with respect to impaired loans is presented below:

                                                                              March 31,
                                                                        ---------------------
                                                                          1999         1998
                                                                          ----         ----

      Year-end recorded investment in impaired loans                    $114,181     $266,146
      Approximate average investment in impaired loans for the year      268,000      345,000


      Approximately $4,000 and $3,000 of interest income was recognized on impaired loans during 1999 and 1998. No interest income was recognized on impaired loans during 1997. There was no valuation allowance directly allocated to impaired loans at March 31, 1999 or 1998.

      Activity in loans to directors and officers (and their affiliates) who had outstanding balances greater than $60,000 during the year ended March 31, 1999 is shown below.

         Balance                                        Balance
      April 1, 1998     Additions     Reductions     March 31, 1999
      -------------     ---------     ----------     --------------

        $575,179         $82,101       $331,697         $325,583
        ========         =======       ========         ========


4.    Allowance for Loan Losses
      -------------------------

                                             Years Ended March 31,
                                       ----------------------------------
                                         1999         1998         1997
                                         ----         ----         ----

        Balance, beginning of year     $346,896     $295,457     $221,356

          Charge-offs                   (11,657)     (22,429)     (20,810)
          Recoveries                      1,146          868        7,911
          Provisions for losses          68,000       73,000       87,000
                                       ----------------------------------

        Balance, end of year           $404,385     $346,896     $295,457
                                       ==================================


5.    Bank Premises and Equipment
      ---------------------------

      Bank premises and equipment at March 31, 1999 and 1998 consisted of the following:

                                              1999          1998
                                              ----          ----

      Building and improvements            $1,473,405    $1,320,928
      Land and land improvements              200,059       198,060
      Furniture, fixtures and equipment       756,051       508,170
                                           ------------------------
                                            2,429,515     2,027,158
      Less accumulated depreciation           694,896       536,331
                                           ------------------------
      Net bank premises and equipment      $1,734,619    $1,490,827
                                           ========================

6.    Income Taxes
      ------------

      Income tax expense (benefit) for the years ended March 31, 1999, 1998 and 1997 consisted of the following:

                                                   1999        1998        1997
                                                   ----        ----        ----

        Currently payable:
          Federal                                $143,182    $232,072    $140,933
          State                                     9,578       8,807       7,000
                                                 --------------------------------

                                                  152,760     240,879     147,933
        Deferred federal                          (10,928)     (2,000)     (4,000)
                                                 --------------------------------
                                                 $141,832    $238,879    $143,933
                                                 ================================

      Income taxes were computed as follows:

                                                       Year Ended March 31,
                                                 --------------------------------
                                                   1999        1998        1997
                                                   ----        ----        ----

      At federal statutory rates                 $135,870    $242,928    $131,481
      State taxes, net of federal tax effect        6,321       5,812       4,620
      Other, net                                     (359)     (9,861)      7,832
                                                 --------------------------------
                                                 $141,832    $238,879    $143,933
                                                 ================================


      At March 31, 1999 and 1998, the net deferred tax asset consisted of:

                                                                        1999         1998
                                                                        ----         ----

      Deferred tax assets, primarily related to
       the allowance for loan losses                                  $183,169     $142,000
      Deferred tax liabilities, primarily related to depreciation      (70,032)     (42,000)
                                                                      ---------------------
                                                                      $113,137     $100,000
                                                                      =====================

      The net deferred tax asset at March 31, 1999 and 1998 is recoverable through income taxes paid in the carry-back period.

      Retained earnings at March 31, 1999 included approximately $590,000 representing bad debt deductions allowed for tax purposes for which no provisions for income taxes has been made. If this portion of retained earnings is reduced for any other purpose other than to absorb losses, income taxes would be imposed at the then applicable rates.

7.    Real Estate Owned
      -----------------

      Activity in the allowance for losses on real estate owned and similar assets for the year ended March 31, 1997 is shown below. There was no activity in 1999 or 1998.

                                                            1997
                                                            ----

      Balance, beginning of year                          $ 23,000

        Provision for losses, included in real estate
         owned expense                                           -
        Charge-downs                                       (23,000)
                                                          --------
      Balance, end of year                                $      -
                                                          ========

8.    Deposits
      --------

      Demand deposits include $303,149 and $459,116 of official and other outstanding checks drawn on the Bank at March 31, 1999 and 1998, respectively.

      Certificates of deposit over $100,000 totaled $3,819,492 at March 31, 1999 and $2,451,162 at March 31, 1998.

      Scheduled maturities for certificates of deposit at March 31, 1999 are as follows:

           Year Ending
           -----------

          March 31, 2000            $28,225,483
          March 31, 2001              3,465,243
          March 31, 2002                905,223
          March 31, 2003                109,090
                                    -----------
                                    $32,705,039
                                    ===========


      Interest expense by type of deposit is shown below.

                                         1999          1998          1997
                                         ----          ----          ----

      NOW accounts                    $   75,973    $   63,365    $   70,486
      Savings                            179,002       160,408       135,482
      Money market deposit accounts      168,879       191,859       188,740
      Certificates of deposit          1,670,643     1,548,817     1,514,948
                                      --------------------------------------
                                      $2,094,497    $1,964,449    $1,909,656
                                      ======================================


9.    Advances From Federal Home Loan Bank
      ------------------------------------

      Advances from the Federal Home Loan Bank (FHLB) at March 31, 1999 and 1998 consisted of the following:

                                                  1999                              1998
                                      -----------------------------     -----------------------------
                                        Interest                          Interest
                                          Rates           Balance           Rates           Balance
                                        --------          -------         --------          -------

        Advances maturing within:
          One year                    4.93% - 4.99%     $ 1,500,000     5.56% - 7.12%     $ 7,475,000
          Two years                   5.05% - 6.15%       2,500,000           -                     -
          Three years                       -                     -     5.56% - 6.15%       2,000,000
          Four years                     4.99%            1,000,000           -                     -
          After five years            2.00% - 5.88%       7,715,000     2.00% - 5.76%       2,715,000
                                                        -----------                       -----------
                                                        $12,715,000                       $12,190,000
                                                        ===========                       ===========

      The FHLB advances are generally secured by a blanket lien on investments and mortgage loans and not by any specific collateral. However, the Company is required to maintain an amount of qualified collateral at least sufficient to satisfy the regulatory collateral maintenance level. At March 31, 1999, the Bank's limitation on advances from the FHLB approximated $34,000,000.

      Additionally, the Bank has available a line of credit for short-term borrowings under the FHLB "Ideal Way" program totaling approximately $1,157,000. There were no borrowings under this line at March 31, 1999 or 1998.

10.   Commitments and Contingencies
      -----------------------------

      Unfunded loan commitments expose the Company to credit risk in excess of amounts recognized in the accompanying consolidated balance sheets. Total credit exposure related to these items is summarized below.

                                                               March 31,
                                                       -------------------------
                                                          1999           1998
                                                          ----           ----

      Commitments for new loans                        $1,950,000     $2,411,500
      Unused home equity and other lines of credit      3,914,714      2,551,374
                                                       -------------------------

                                                       $5,864,714     $4,962,874
                                                       =========================


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

      The Bank and the Company have entered into an employment contract with the President of the Bank and the Company that provides for employment, compensation and benefits; it also provides for severance upon change in control of the Company.

      At March 31, 1999 and 1998, the Bank is contingently liable for reimbursement of a governmental grant to a not-for-profit agency should that agency fail to comply with the provisions of that grant. The amount of the grant is $118,000 and the Bank has obtained a mortgage on the property owned by the agency to secure its contingent liability.

      Leases
      ------

      The Company leases two branch facilities under noncancellable operating leases. These leases contain renewal clauses. Rent expense was $49,969 and $3,230 for 1999 and 1998. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at March 31, 1999:


          2000                     $ 47,178
          2001                       45,000
          2002                       45,550
          2003                       51,600
          2004                       51,600
          Thereafter                154,800
                                   --------
                                   $395,728
                                   ========


11.   Capital and Other Regulatory Limitations
      ----------------------------------------

      The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. The Bank's failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      As of March 31, 1999 and 1998, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 capital as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

      Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios established the Federal Deposit Insurance Corporation as set forth in the table below. The Bank is also subject to certain capital requirements established by the OTS. At March 31, 1999 and 1998, the Bank ratios exceeded the OTS regulatory requirements. Management believes that the Bank meets all capital adequacy requirements to which it is subject as of March 31, 1999 and 1998.

      The Bank's actual capital amounts and ratios are also presented in the table. Since the Company is a one-bank holding company, its ratios are not significantly different from the Bank's.

                                                                                        To Be "Well
                                                                                     Capitalized" Under
                                                              For Capital            Prompt Corrective
                                         Actual            Adequacy Purposes         Action Provisions
                                    ----------------     ---------------------     ----------------------
                                    Amount     Ratio      Amount        Ratio       Amount        Ratio
                                    ------     -----      ------        -----       ------        -----

      (Dollars in thousands)

      As of March 31, 1999:
        Total capital (to risk
         weighted assets)           $5,674     13.5%     >/=$3,361     >/=8.0%     >/=$4,202     >/=10.0%
        Tier 1 Capital (to risk
         weighted assets)            5,270     12.5%     >/= 1,681     >/=4.0%     >/= 2,521     >/= 6.0%
        Tier 1 Capital (to
         total assets)               5,270      7.4%     >/= 2,838     >/=4.0%     >/= 3,547     >/= 5.0%

      As of March 31, 1998:
        Total capital (to risk
         weighted assets)           $5,474     14.8%     >/=$2,953     >/=8.0%     >/=$3,691     >/=10.0%
        Tier 1 Capital (to risk
         weighted assets)            5,127     13.9%     >/= 1,476     >/=4.0%     >/= 2,214     >/= 6.0%
        Tier 1 Capital (to
         total assets)               5,127      8.1%     >/= 2,517     >/=4.0%     >/= 3,147     >/= 5.0%


      In connection with the conversion of the Bank from a mutual to a stock institution in 1989, the Company was required by OTS regulations to establish a liquidation account in the amount of the Bank's retained earnings at the date of conversion, which totaled approximately $1,918,000. In the event of liquidation of the Company (and only in such event), an eligible account holder, as defined, would be entitled to receive a proportionate share of this account. The total amount of this liquidation account is decreased as the balances of eligible account holders are reduced. Such account will never be increased despite any increase in balances of eligible account holders. The Company has not computed the amount of decrease in the liquidation account since the conversion date.

      In addition to the dividend restriction caused by the liquidation account discussed above, the Bank may not, without prior approval of OTS, declare or pay a dividend on or repurchase any of its common stock in excess of OTS-stipulated amounts (generally current year net income plus 50% of the Bank's excess of capital over required amounts as of the beginning of the year). At March 31, 1999, unrestricted retained earnings of the Bank under such OTS limitations approximated $1,410,000.

      The following table reconciles core capital per the Waldoboro Bank's reports to OTS at March 31, 1999 to the total of stockholders' equity shown on the accompanying consolidated financial statements.

                                                                       In Thousands
                                                                       ------------

        Capital per the OTS Report                                        $5,284
        Impact of Mid-Coast Bancorp                                           90
                                                                          ------
        Stockholders' equity per consolidated financial statements        $5,374
                                                                          ======


      The Company's Board of Directors declared a three-for-one stock split on March 31, 1998 to stockholders of record on March 2, 1998; per share data for all prior periods has been restated to reflect this stock split.

12.   Stock Compensation Plans
      ------------------------

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

      At March 31, 1999, 27,621 shares have been acquired at a cost of $287,555 for the Plan and are held by the trustee. Dividends paid during 1999 on shares held in trust were not material. Of the total shares held at March 31, 1999, 16,800 shares were awarded and 10,821 shares were unawarded. The expense associated with the Plan was $32,140 for 1999 and $32,142 for 1998; this expense is not materially different from the expense that would be computed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

      At March 31, 1998, 18,600 shares had been acquired at a cost of $177,925; 16,800 shares were awarded and 1,800 shares were unawarded.

      Stock Option Plan
      -----------------

      The Company has a stock option plan under which an amount equal to 10% of the common stock of the Company is reserved for future issuance upon exercise of stock options granted to certain members of the Board of Directors, senior management and employees. A summary of options granted (all of which were granted at market price on the date of grant), exercised during 1999, 1998 and 1997 appears below. The number of shares has been retroactively restated for the stock split in 1998.

                                                       Per Share Option Price
                                  (Adjusted for 1994 and 1996 Stock Dividends and 1998 Stock Split)
                                  -----------------------------------------------------------------      Total
      Exercise Price:               $ 2.47     $ 3.16     $ 3.31     $ 3.74     $ 4.07     $ 4.68       Options
                                    ------     ------     ------     ------     ------     ------       -------

      Outstanding option
       shares, March 31,
       1996 (all exercisable)       10,578      5,094      1,944     13,668        -        5,829        37,113

      Exercised - 1997              (1,305)    (1,194)    (1,944)    (2,631)       -         (150)       (7,224)
                                    ---------------------------------------------------------------------------

      Outstanding option
       shares, March 31,
       1997 (all exercisable)        9,273      3,900          -     11,037        -        5,679        29,889

      Exercised - 1998              (7,323)    (3,396)         -     (4,374)       -       (2,550)      (17,643)
                                    ---------------------------------------------------------------------------

      Outstanding option
       shares, March 31,
       1998 (all exercisable)        1,950        504          -      6,663        -        3,129        12,246

      Exercised - 1999               1,224          -          -        923        -        1,350         3,497
                                    ---------------------------------------------------------------------------

      Outstanding option
       shares, March 31,
       1999                            726        504          -      5,740        -        1,779         8,749
                                    ===========================================================================

      Options expire in
       fiscal year                    2000       2002                  2003                  2005


13.   Retirement Plans
      ----------------

      Pension Plan
      ------------

      The Company participates in an industry-sponsored defined benefit pension plan. This noncontributory plan includes all employees who meet age and years of service requirements. The net pension expense was $975 for the year ended March 31, 1999. Pension expense/(benefit) totaled $(1,802) and $34,968 for the years ended March 31, 1998 and 1997, respectively.

      The plan's assets are invested in fixed income securities and common stocks. Information relative to the Company's portion of accumulated plan benefits and assets available for benefits is not available. However, the latest annual report for the entire plan indicates that, as of June 30, 1998, net assets available for benefits (approximately $1,878 million) exceeded the actuarial present value of accumulated plan benefits by approximately $680 million. The actuarial present value of accumulated plan benefits for June 30, 1998 and 1997 is based upon a discount rate of 8%.

      401(k) Plan
      -----------

      The Company offers a 401(k) plan to its employees and contributes a matching amount to participants; this matching amount is a portion of the employees' contribution. The Company's contributions in 1999, 1998 and 1997 were $15,975, $16,433 and $11,106, respectively.

14.   Insurance and Other Expenses
      ----------------------------

      Insurance expense in 1997 included $241,299 related to the recapitalization of the Savings Association Insurance Fund.

      Included in other expenses for the years ended March 31, 1999, 1998 and 1997 are:

                                 1999        1998        1997
                                 ----        ----        ----

      Advertising              $ 93,546    $ 33,131    $ 25,678
      Telephone                  75,896      46,577      51,164
      Data processing           164,734     136,640     200,351
      Stockholder expenses       67,030      81,842      58,456
      Audit and examination      61,681      55,327      41,225
      Legal expense              15,043      37,414      17,912
      Other                     360,401     282,091     214,717
                               --------------------------------
                               $838,331    $673,022    $609,503
                               ================================


15.   Other Comprehensive Income
      --------------------------

      Beginning in 1999, Statement of Financial Accounting Standards
      No. 130, Reporting Comprehensive Income, requires display on financial statements of amounts of total comprehensive income and accumulated other comprehensive income. There was no net accumulated other comprehensive income in 1998 or 1997. The components of other comprehensive income for 1999 are as follows:


        Unrealized losses arising during the year,
         net of tax effect $14,158                       $(28,356)
        Less:  reclassification adjustment for losses
         included in net income, net of tax effect
         of $1,471                                          2,856
                                                         --------
        Other comprehensive income                       $(25,500)
                                                         ========


16.   Fair Value of Financial Instruments
      -----------------------------------

      As required by Statement of Financial Accounting Standards No. 107, fair value estimates, methods and assumptions are set forth below for the Company's estimated fair values of its financial instruments.
      Fair values have been calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. If these considerations had been incorporated into the fair value estimates, the aggregate fair value amount could have changed.

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

      Cash, Due from Banks and Federal Funds Sold
      -------------------------------------------

      The fair value of cash, due from banks and federal funds sold approximates their relative book values at March 31, 1999 and 1998, as these financial instruments have short maturities.

      Time Deposits
      -------------

      The fair value of time deposits is based on the discounted cash flows of the deposits using estimated market discount rates that reflect the interest rate risk inherent in the time deposit.

      Investment Securities
      ---------------------

      The fair value of investment securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers at or near March 31, 1999 and 1998, except for the Bank's required investment in FHLB stock which is valued at its cost since there is no market.

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

      Fair values of any significant nonperforming loans are based on estimated cash flows discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and historical information.

      Accrued Interest Receivable
      ---------------------------

      The fair market value of this financial instrument approximates the book value as this financial instrument has a short maturity.

      Deposit Liabilities
      -------------------

      The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of March 31, 1999 and 1998. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

      The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. If that value was considered at March 31, 1999 and 1998, the fair value of the Company's net assets would increase.

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

      Limitations
      -----------

      Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These values do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

      Fair value estimates are based on existing on and off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial instruments include the deferred tax assets, bank premises and equipment and other real estate owned. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

      The carrying and estimated fair values of financial instruments at March 31, 1999 and 1998 are summarized below, in thousands of dollars:

                                                  1999                     1998
                                          --------------------     --------------------
                                          Carrying      Fair       Carrying      Fair
                                           Value        Value       Value        Value
                                          --------      -----      --------      -----

      Assets:
        Cash and cash equivalents         $ 3,797      $ 3,797     $ 3,968      $ 3,968
        Time deposits                       2,079        2,089       2,476        2,484
        Investments                         6,151        6,138       3,716        3,688
        Loans and loans held for sale      56,144       56,846      50,567       51,338
        Accrued interest receivable           377          377         299          299

      Liabilities:
        Deposit liabilities                52,415       52,561      45,171       45,294
        Borrowed funds                     12,715       12,719      12,190       12,131


17.   Mid-Coast Bancorp, Inc.
      -----------------------

      Condensed financial statements for Mid-Coast Bancorp, Inc. at March 31, 1999 and 1998 and for the years ended March 31, 1999, 1998 and 1997 are presented below.

                               Balance Sheets
                               --------------

                                                            1999           1998
                                                            ----           ----

      Assets:
        Cash and due from the Bank                       $  104,106     $  202,673
        Investment in the Bank                            5,242,591      5,127,134
        Other assets                                         26,923         10,928
                                                         -------------------------

          Total assets                                   $5,373,620     $5,340,735
                                                         =========================

      Liabilities and stockholders' equity:
        Liabilities                                      $        -     $        -
        Stockholders' equity                              5,373,620      5,340,735
                                                         -------------------------
          Total liabilities and stockholders' equity     $5,373,620     $5,340,735
                                                         =========================

                            Statements of Income
                            --------------------

                                                                  1999          1998          1997
                                                                  ----          ----          ----

      Investment income                                         $       -     $   2,290     $       -
      Operating expenses                                           44,100        39,108         9,900
                                                                -------------------------------------

      Loss before income taxes and equity in
       earnings of subsidiary                                     (44,100)      (36,818)       (9,900)

      Income tax benefit                                           10,928        10,928             -
                                                                -------------------------------------

      Loss before equity in earnings of the Bank                  (33,172)      (25,890)       (9,900)

      Equity in earnings of the Bank:
        Remitted                                                  150,000       400,000       150,000
        Unremitted                                                140,958       101,506       102,675
                                                                -------------------------------------

                                                                  290,958       501,506       252,675
                                                                -------------------------------------

      Net income                                                $ 257,786     $ 475,616     $ 242,775
                                                                =====================================

                          Statements of Cash Flows
                          ------------------------

                                                                  1999          1998          1997
                                                                  ----          ----          ----

      Cash flows from operating activities:
        Net income                                              $ 257,786     $ 475,616     $ 242,775
        Adjustments to reconcile net income to net
         cash used by operating activities:
          Equity in unremitted earnings of the Bank              (140,958)     (101,506)     (102,675)
          Income tax benefit                                      (10,928)      (10,928)            -
          Amortization of unearned compensation                    32,140        32,142             -
                                                                -------------------------------------

        Net cash provided by operating activities                 138,040       395,324       140,100
      Cash flows from financing activities:
        Issuance of common stock                                   12,802        57,153        23,895
        Increase in due to the Bank                                     -        (1,651)        1,651
        Dividends paid                                           (139,779)     (121,796)     (117,202)
        Acquisition of shares for stock award plan               (109,630)     (177,925)            -
                                                                -------------------------------------

        Net cash used by financing activities                    (236,607)     (244,219)      (91,656)
                                                                -------------------------------------

      Net increase (decrease) in cash and due from the Bank       (98,567)      151,105        48,444

      Cash and due from the Bank at beginning of year             202,673        51,568         3,124
                                                                -------------------------------------

      Cash and due from the Bank at end of year                 $ 104,106     $ 202,673     $  51,568
                                                                =====================================


Stockholders' Information

Directors                              Transfer Agent and Registrar
                                       Inquiries regarding stockholder
                                       administration and services should
Waite W. Weston                        be directed to:
Chairman of the Board
Owner, Weston's Hardware               American Stock Transfer and Trust
                                       Company
Robert W. Spear                        40 Wall Street
Vice Chairman of the Board             New York, New York 10005
Owner, Spear Farm, Inc.                (800) 937-5449

Wesley E. Richardson                   Independent Auditors
President, Chief Executive Officer     Baker Newman & Noyes,
and Treasurer of the Bank              Limited Liability Company
                                       100 Middle Street
Samuel Cohen                           Portland, Maine 04101
Attorney at Law                        (207) 879-2100

Ronald E. Dolloff                      Legal Counsel
Retired Principal                      Thacher Proffitt & Wood
                                       1700 Pennsylvania Avenue NW
Sharon E. Crowe                        Washington, D.C. 20006
Public Relations, Sebasticook County   (202) 347-8400
Hospital
                                       Stock Information
Lincoln O. Orff                        The Bank's Common Stock trades on
Real Estate Broker                     the Nasdaq SmallCap System under the
                                       symbol "MCBN."
Executive Officers
                                       Investor Relations
Wesley E. Richardson                   Inquiries regarding Mid-Coast
President, Chief Executive Officer     Bancorp Inc. should be directed to:
and Treasurer
                                           Robert E. Carter, Jr.
Robert E. Carter, Jr.                      Mid-Coast Bancorp, Inc.
Vice President                             c/o The Waldoboro Bank, F.S.B.
                                           1768 Atlantic Highway
                                           P.O. Box 589
                                           Waldoboro, Maine 04572

Annual Meeting of Stockholders
The Bank's Annual Meeting of Stockholders will be held at 3:00 p.m. Eastern Standard time on Wednesday, July 28, 1999, at the Samoset Resort, Rockport, Maine. Holders of common stock as of the close of business on June 1, 1999 will be eligible to vote.